03045371

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Holdings Ltd

*CURRENT ADDRESS 64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 547 FISCAL YEAR 6/30/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 12/30/03

ARIS
6-30-02

Bridging Tomorrow
合力建設三十年 和衷共濟闖明天



HOPEWELL HOLDINGS LIMITED
合和實業有限公司

ANNUAL REPORT 2002 二零零二年 年報

Contents

Financial Highlights

Turnover by activity


3%
20%
24%
31%
22%

Total = HK$1,132 million

- Infrastructure project investments
- Property letting, agency & management
- Hotel & food operations
- Construction & project management
- Others

Turnover by country


22%
78%

- Hong Kong
- Other regions in the PRC

Earnings before interest and tax


3%
2%
24%
71%

Total = HK$953 million

- Infrastructure project investments
- Property letting, agency & management
- Hotel & food operations
- Others

Profit Attributable to Shareholders


(HK$m)
400
300
200
100
306
340
2001
2002

Net Assets Value Per Share


(HK$)
20
15
10
5
15.94
15.75
2001
2002

Net Debt versus Equity and Total Capitalization


(HK$m)
25,000
20,000
15,000
10,000
5,000
7,845
13,966
22,394
2,950
13,794
21,304
2001
2002

- Net Debt
- Shareholders' Equity
- Total Capitalization

- Net Debt
- Shareholders' Equity
- Total Capitalization

5 Year Financial Summary

Year ended 30th June,

Consolidated Results (in HK$ million)	1998	1999	2000	2001	**2002**
Turnover	1,476	1,348	1,572	1,750	**1,132**
Profit (loss) from ordinary activities before taxation	(2,883)	205	193	336	**363**
Taxation	(49)	(32)	(20)	(27)	**(13)**
Profit (loss) before minority interests	(2,932)	173	173	309	**350**
Minority interests	(1)	(3)	(6)	(3)	**(10)**
Profit (loss) attributable to shareholders	(2,933)	170	167	306	**340**

As at 30th June,

Consolidated Assets and Liabilities (in HK$ million)	1998	1999	2000	2001	**2002**
Investment properties	8,957	7,222	6,358	6,385	**5,986**
Property, plant and equipment	1,169	1,185	1,154	1,119	**1,119**
Properties for or under development	834	864	935	662	**832**
Interests in jointly controlled entities	16,632	16,194	15,680	14,569	**8,590**
Restricted/pledged bank deposits	92	110	101	87	**1,833**
Other non-current assets	663	504	514	497	**727**
Current assets	2,908	1,863	2,067	875	**4,038**
Total assets	31,255	27,942	26,809	24,194	**23,125**
Current liabilities	(4,672)	(3,766)	(3,484)	(2,205)	**(4,915)**
Non-current liabilities	(10,507)	(9,652)	(9,593)	(8,010)	**(4,396)**
Minority interests	(1)	(5)	(10)	(13)	**(20)**
Shareholders' equity	16,075	14,519	13,722	13,966	**13,794**

Note:

The consolidated results, assets and liabilities shown above have been restated, where appropriate, following the adoption of Statements of Standard Accounting Practice No. 9 (Revised), No. 28 and No. 30 issued by the Hong Kong Society of Accountants.

> "After years of dedicated efforts, the Group's gearing ratio has been reduced to a reasonable level and its financial position reconsolidated."



I am pleased to report the following to the shareholders:

Consolidated Results

The Group's recurring earnings before interest and tax for the year ended 30th June, 2002 is HK$953 million, compared with HK$1,011 million of the same period last year. Net profit increased by 11% over the previous year to HK$340 million. Earnings per share is HK38.8 cents as compared with HK34.9 cents last year.

Dividend

The Board of Directors has decided to recommend the payment of a final dividend of HK7 cents per share for the year ended 30th June, 2002 (2001: HK7 cents per share). Together with the interim dividend of HK6 cents per share paid on 30th April, 2002, total dividends for the year ended 30th June, 2002 will amount to HK13 cents per share (2001: HK12 cents per share), an increase of 8% over that of the previous year. The Register of Members of the Company will be closed from Friday, 11th October, 2002 to Thursday, 17th October, 2002, both dates inclusive, during which period no transfer of shares of the Company will be effected. Subject to the approval of shareholders at the Annual General Meeting to be held on 17th October, 2002, the final dividend will be paid on or about 22nd October, 2002 to shareholders as registered at the close of business on 17th October, 2002.

30th Anniversary Special Dividend

In view of the substantial strengthening of its financial position, on the occasion of the 30th Anniversary of the Group, the Board of Directors has decided to recommend the additional payment of a 30th Anniversary Special Dividend of HK30 cents per share. Subject to the approval of shareholders at the Annual General Meeting to be held on 17th October, 2002, the 30th Anniversary Special Dividend will be paid on or about 22nd October, 2002 to shareholders as registered at the close of business on 17th October, 2002.

Market and Business Review

2001/02 was an extremely challenging year. Weak economic conditions abroad, the structural change of Hong Kong's economy, the persistently high unemployment rate and the slow recovery of the local economy have led to a difficult business environment in Hong Kong. In contrast, boosted by the official entry into the World Trade Organization in December last year, the robust import and export trade and the strong increase in consumer spending, the economy of Mainland China was performing well.

The Group's primary businesses are in Guangdong and Hong Kong. The Group's property and hotel businesses in Hong Kong have been affected by the 911 incident but mitigated by the cost-cutting and intense marketing. The Group's transportation projects in the Mainland maintained steady growth due to strong economic growth in the Pearl River Delta. During the year, the Group also took the opportunity to improve the quality of its investments in the Mainland through the disposal of non-core assets and the refinancing of debts of two joint venture companies to further reduce interest expenses. As a result, the Group's net profit has improved in comparison with last year.

Infrastructure

Since the implementation of the Open Door Policy, the Group has been actively investing in transportation infrastructure projects in the Pearl River Delta region of the Guangdong Province. Last year, the GDP growth of the Guangdong Province is 9.5% and it remains one of the high growth provinces in China, in particular, the Pearl River Delta region maintained its rapid rate of development. In recent years, due to the gradual perfection of the transportation network, the increasing flow of people and goods, the increase in average income of the population and the rapid growth of privately owned vehicles in the Pearl River Delta region, highway usage maintained a steady growth.

In the past year, the average daily traffic of the Guangzhou-Shenzhen Superhighway reached 123,000 vehicles, an increase of 14% over the previous year. Toll revenue also increased by 7% to RMB1,892 million. Average daily traffic and toll revenue of the Shunde Roads increased by 3% while those of the Shunde 105 Road increased by 9%. The average daily traffic of the Guangzhou East-South-West Ring Road recorded 33,000 vehicles and a slight increase of 2% in toll revenue, as some of the interchanges and the local connecting roads are yet to be completed.

Share of the joint venture companies' results in infrastructure business attributable to the Group was HK$516 million, an increase of 110% over last year. During the year, part of the loans advanced by the Group to the joint venture companies was repaid, allowing the Group to repay other debts and improve its financial situation. However, the interest income from the joint venture companies decreased by HK$317 million as compared with last year. Therefore, earnings before interest and tax of the infrastructure businesses was HK$677 million, a decrease of 8% as compared with last year.

Construction of Phase I of the Guangzhou-Zhuhai West Superhighway (the Guangzhou to Shunde section), an investment of the Group, has commenced in December 2001. Upon completion, it will become a principal highway on the west coast of the Pearl River Delta.

The Group's investments in transportation projects over the years are all located in the major cities of economic importance in the Pearl River Delta region. These road projects are inter-connected and together they form a highway network supplementing each other. The Group believes that the Guangdong Province will maintain its leading position in economic development and the Group's infrastructure investments will benefit from that.

Property

The rental situation of the Group's properties in Hong Kong remained steady despite the weak rental market. In the past year, Hopewell Centre maintained an average occupancy rate of 93%, which is comparable to that of last year. The occupancy rate of Hongkong International Trade and Exhibition Centre ("HITEC") increased to an average of 67%, an improvement of 4% over last year. The Group plans to expand the use of HITEC for commercial and retail purposes and is now in detailed discussion with Government on the change of land use. In view of Government's development plan for southeast Kowloon in the coming years, the enlarged usage of HITEC will complement the district's commercial development.

While the occupancy of these two properties remains stable, the rental rate is under downward pressure due to overall weakness in the market. In view of this, the Group has been taking measures to reduce their operating and financial expenses with encouraging results. During the period under review, the property business accounted for 24% of the Group's earnings before interest and tax.

Hospitality

In the period, visitors to Hong Kong from Japan, Europe and USA decreased due to the weak economic situation in these countries. On the other hand, visitors from the Mainland have increased substantially due to growth in per capita income and the relaxation in outbound travel policies. This provided support to the tourist and hotel industries in Hong Kong. During the year, average occupancy rate of Panda Hotel increased to 74%. However, overall revenue for the year, affected by the 911 incident and intense competition in the industry, decreased by 8% due to lower rates. The hospitality business accounted for 3% of the Group's earnings before interest and tax.

Construction

The Group continued its efforts to complete the construction works of several school projects previously undertaken. During the year, the Group has taken up a subcontract for part of the construction works of a commercial building currently in progress.

Other Developments

The Group continued its efforts to achieve a satisfactory resolution for the Tanjung Jati B Power Plant project in Indonesia and the Bangkok Elevated Road and Train System in Thailand by negotiating with the relevant parties.

Finance

In the past few years, the Group has worked persistently to improve its financial situation by reducing debts and lowering financial costs and interest expenses. With the strong support of PRC banks towards infrastructure projects, the Group has in the past year assisted two joint venture companies to obtain a ten-year loan each at lower interest rate to refinance their respective debts. This has greatly reduced the interest expenses of the joint venture companies concerned and facilitated the early repayment of principal and interest of shareholders loan advanced by the Group.

In December 2001, the joint venture company for the Guangzhou East-South-West Ring Road has obtained a bank loan of RMB1.5 billion from a PRC bank. Part of the loan was used for project development and the remaining portion was used for the repayment of shareholders loan. As a result, HK$286 million was repaid to the Group and the Group has used the same for the repayment of the Group's debts.

In February 2002, the joint venture company for Guangzhou-Shenzhen Superhighway obtained a bank loan from a PRC bank to repay shareholders loan advanced by the Group in the total sum of approximately US$684 million. In the same month, the Group has, by way of Covenant Defeasance, deposited with the trustee of the 2004 and the 2007 Notes a sum equal to the total amount of all principal repayment (the outstanding unredeemed principal totalling approximately US$566 million), interest and fees due and payable in future under the said Notes. Notice has also been given for the exercise of the option for early redemption of the outstanding US$372 million 2007 Notes on 15th August, 2002. Early redemption of the 2007 Notes will greatly lower interest expense of the Group as from the financial year 2002/03.

During the financial year, the Group reduced its interest expenses by 17%, as compared to last year. Total net debt over equity at the end of the financial year was 21%, down from last year's 56%. Resultant debt of HK$933 million (Net debt after setting off interest bearing loans provided by the Group) is 6.8%. The above demonstrates the success of the Group in its efforts to achieve an appropriate net debt to equity ratio.

Prospects

With the slower than anticipated pace of recovery of the US economy, global interest rates are expected to remain at a relatively low level. This will be beneficial to the Group's continuing effort to lower interest expense. In the coming year, the Group will continue to take measures to improve its financial situation by adopting stringent cost control measures in order to further consolidate its financial position.

Due to the continuous sluggishness of the economy in Hong Kong and abroad, the stock and property markets in Hong Kong will continue to vacillate and the unemployment rate will stay high leading to harsh business operating environment. It will be difficult to be too optimistic about the prospects of businesses in Hong Kong. However, as the Mainland and Guangdong continue to post strong economic growth, the Group believes that its transportation projects in the Pearl River Delta region will continue to achieve stable growth.

After years of dedicated efforts, the Group's gearing ratio has been reduced to a reasonable level and its financial position reconsolidated. On 15th August, 2002, the Group exercised the option to early redeem the US$372 million 2007 Notes. After the redemption, the Group's interest expenses will be significantly reduced, and this will be reflected in the Group's profit in the next and coming financial years.

In addition to the taking of active measures to consolidate its existing businesses, the Group is proactively pursuing business opportunities offered by the strengthening of economic ties between Guangdong, Hong Kong and Macau.

Change of Directors

With effect from 1st January, 2002, Mr. Eddie Ping Chang HO succeeded me as Managing Director of the Company while I continued to act as Chairman of the Board. On the same date, Messrs. Josiah Chin Lai KWOK, Thomas Jefferson WU and Alan Chi Hung CHAN were appointed Deputy Managing Director, Chief Operating Officer and Executive Director of the Company respectively.

Mr. Henry Hin Moh LEE retired from his executive duties of the Company with effect from 31st December, 2001 and continues to serve as a Non-Executive Director. Mr. Joachim BURGER resigned as Executive Director of the Company with effect from 28th February, 2002.

The Board would like to welcome all the new appointees as well as to express appreciation towards the valuable contributions of Mr. Henry Hin Moh LEE and Mr. Joachim BURGER to the Company.

Acknowledgement

I would like to express my gratitude to the Board of Directors and all the staff of the Group for their support and effort over the past year. Their efforts are invaluable as we move forward to assure a prosperous future for the Group.

Sir Gordon Ying Sheung WU, KCMG, FICE
Chairman

Hong Kong, 20th August, 2002





Infrastructure

The Group is participating in the investment of five toll road projects with a total length of 360km, all of which are located in the Pearl River Delta region of Guangdong Province. Four toll road projects are in operation while construction of the 15km Phase I of the Guangzhou-Zhuhai West Superhighway (Guangzhou to Shunde section) commenced in December 2001. All of the projects are in the form of co-operative joint ventures between the Group and PRC partners.

With increasing business and trade activities, and the continuously growing strong economy of Guangdong Province, the Group recorded satisfactory performance in its infrastructure business during the year under review. The average daily combined traffic flow of the Group's toll roads reached 364,000 vehicles, an increase of 8% as compared to the previous year. Infrastructure business accounted for 71% of the Group's earnings before interest and tax.

As China has become a member of the World Trade Organization, effective from 1st April this year, all toll highways in Guangdong Province are required by the relevant authorities of the province that all tolls collection from Hong Kong or Macau originated vehicles must be in Renminbi and at the same rate applicable to the same class of PRC vehicles ("Guangdong RMB Toll Requirement").

As the number of Hong Kong and Macau originated vehicles using the Guangzhou-Shenzhen Superhighway and the Guangzhou East-South-West Ring Road accounted for only a small proportion of the total traffic flow, and the Shunde Roads and the Shunde 105 Road had been charging tolls all along in Renminbi; the Guangdong RMB Toll Requirement has only minimal impact on the toll revenue of the respective toll roads.



Combined financial information of the PRC joint ventures in operation for the year ended 30th June, 2002:

	RMB million
Toll revenue	2,540
Earnings before interest and tax	1,903

Note:

Included in consolidated income statement are the interest income from the joint ventures and share of profits accounted for on an equity basis, totalling HK$718 million. Toll revenue of the joint ventures has not been consolidated in the Group's turnover.

Guangzhou-Shenzhen Superhighway (GS Superhighway)



Control centre

Project Summary	
Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8km
Lane	Dual three-lane
Class	Superhighway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10: 50% Year 11-20: 48% Year 21-30: 45%

The Guangzhou-Shenzhen Superhighway is the principal transport route linking the three major cities of Guangzhou, Dongguan and Shenzhen. During the year under review, traffic flow and toll revenue continued to record satisfactory growth. The average daily traffic flow reached 123,000 vehicles, an increase of 14% over last year while toll revenue increased by 7% to reach RMB1,892 million.

The upgrading of the existing magnetic card-based toll collection system under a plan proposed by the joint venture company last year to permit the use of integrated circuit cards (I.C. card) is being implemented and is expected to be completed next year. Upon completion, the effectiveness of the toll collection system will be enhanced and the processing time for toll payment will be shortened.

Two new toll stations were completed and began operation during the year. Baoan toll station, located in the industrialized Baoan District of Shenzhen, next to

Toll revenue
Guangzhou-Shenzhen Superhighway


(RMBm)
2,000
1,500
1,000
1,767
1,892
2001
2002

Average daily traffic
Guangzhou-Shenzhen Superhighway


130,000
120,000
110,000
108,000
123,000
2001
2002



Baoan toll station


廣深高速公路七億美元項目貸款
中國銀行廣東省分行
中國銀行深圳市分行
廣東省公路建設公司
廣深珠高速公路有限公司
合和中國發展(高速公路)有限公司
簽字儀式

Signing ceremony of the US$700m project financing of the Guangzhou-Shenzhen Superhighway

the Nantou inspection station on National Route 107 in Shenzhen, has helped to ease the traffic congestion of that inspection station. The usage of Baoan toll station has gradually increased since its opening. The opening of Huacun toll station has linked the GS Superhighway to Guangzhou Second Northern Ring Road and Guangzhou Airport Superhighway, and provides a direct access to the new international airport in Huadu of Guangzhou. This airport will be completed by the end of 2003, and it will be one of the three principal hub airports in China.

In February 2002, the joint venture company arranged a bank loan with a PRC bank for the repayment of a total sum of US$684 million of the principal and interest of the shareholders loan advanced by the Group. The sum received would be used to repay the principal together with interest and fees payable under the Notes issued in August 1997.

With effect from 1st April, 2002, the Guangdong RMB Toll Requirement was implemented. As the number of Hong Kong and Macau vehicles accounted for less than 7% of the total traffic flow of the GS Superhighway, the Guangdong RMB Toll Requirement has only minimal impact on toll revenue.



Guangzhou-Shenzhen Superhighway

Guangzhou East-South-West Ring Road (ESW Ring Road)

Project Summary	
Location	Guangzhou, Guangdong, PRC
Length	38km
Lane	Dual three-lane
Class	Superhighway
JV Contractual Operation Period	Jan 2002 - Dec 2031
Profit Sharing Ratio	Year 1-10: 45% Year 11-20: 37.5% Year 21-30: 32.5%



东
站
CHINA SHIPPING

Dongpu toll station

The Guangzhou East-South-West Ring Road constitutes the main segments of the completed ring of the expressway surrounding the downtown of Guangzhou. It provides a high speed thoroughfare for the large volume of traffic passing through the city of Guangzhou. As some of the access roads connecting to its interchanges have yet to be completed, the average daily traffic of the ESW Ring Road was 33,000 vehicles, which is comparable to that of last year. Toll revenue increased slightly to about RMB 178 million. The implementation of the Guangdong RMB Toll Requirement also has had minimal impact on toll revenue of the ESW Ring Road as the number of Hong Kong and Macau vehicles accounted for less than 0.1% of the total traffic flow. As for the two regulations effected in December 2001 and May 2002 of requiring non-Guangzhou registered vehicles to buy entry tickets, and restricting the hours and travel zones for non-Guangzhou registered goods vehicles to enter the municipality respectively, the average daily traffic flow of the ESW Ring Road since their implementation has risen to over 36,000 vehicles in July 2002, an increase of 18% over the same period of last year. In the next several years,



Toll revenue
ESW Ring Road
(RMBm)
200
150
100
174
178
2001
2002



Average daily traffic
ESW Ring Road
33,500
33,000
32,500
33,000
33,000
2001
2002


中国建设银行广东省分行 广州东南西环高速公路有限公司

Signing ceremony of the RMB1.5b project financing facility of the ESW Ring Road

when the three new connections, 1) Phase I of Guangzhou-Zhuhai Superhighway connecting to the Hainan Interchange, 2) the Guangzhou Southern Expressway connecting to the Luntou Interchange with direct access to Long Xue Dao in Panyu, and 3) the Guangzhou Zhuhai East Superhighway connecting to the Xinzhou Interchange, are completed and connected, the role of the ESW Ring Road will play a more effective role as a thoroughfare in relieving the traffic congestion of vehicles passing through Guangzhou and traffic flow of the ESW Ring Road is expected to experience significant growth.

In December 2001, the joint venture company arranged a PRC project financing facility of RMB1.5 billion. Part of the proceeds was used to finance the construction of the project and the balance was applied to repay shareholders loan advanced by the joint venture parties, of which the Group received HK$286 million.



Control centre



ESW Ring Road

Shunde Roads

Project Summary	
Location	Shunde, Guangdong, PRC
Length	102.4km
Lane	Dual three-lane
Class	Class 1 Highway
JV Contractual Operation Period	Aug 1996 - Aug 2026
Profit Sharing Ratio	25%



Shunde Interchange


(RMBm)
300
250
200
285
2001
2002


120,000
100,000
80,000
103,000
2001
2002

The Shunde Roads, a system of four interconnecting highways and eight main bridges, form the core road network in the Shunde Municipality and provide vital access to the neighbouring municipalities. The average daily traffic flow during the year reached 103,000 vehicles, a 3% increase as compared to the previous year, and toll revenue increased by 3% to about RMB285 million.

When construction of Phase I of the Guangzhou-Zhuhai Superhighway is completed and connected to the Bigui section of the Shunde Roads, the travel time between Guangzhou, Shunde and Zhongshan will be substantially shortened and traffic flow of the Shunde Roads is expected to further increase.



Bigui section

Shunde 105 Road

The Shunde 105 Road is another major route in the Shunde Municipality and also provides a vital access to the neighbouring municipalities. The average daily traffic flow during the year reached 105,000 vehicles, an increase of 9% over the same period of last year. Toll revenue also increased 9% to about RMB 185 million.

In view of the increasing traffic flow, a number of intersections along the Shunde 105 Road inter-connecting with the access roads in Shunde have been enlarged, upgraded and equipped with additional safety facilities in order to enhance traffic efficiency.

Project Summary	
Location	Shunde, Guangdong, PRC
Length	40km
Lane	Dual three-lane
Class	Class 1 Highway
JV Contractual Operation Period	Jan 2001 - Dec 2026
Profit Sharing Ratio	30%



Shunde 105 Road



Toll station at Sanhongqi Bridge


Toll revenue
Shunde 105 Road
(RMBm)
200
180
160
170
185
2001
2002


Average daily traffic
Shunde 105 Road
110,000
100,000
90,000
96,300
105,000
2001
2002

Guangzhou-Zhuhai West Superhighway



Construction of the Guangzhou-Zhuhai West Superhighway (Phase I)

The Guangzhou-Zhuhai West Superhighway is the Group's new investment project in the Pearl River Delta region. The route starts from the Hainan Interchange of the ESW Ring Road, passes through Guangzhou, Nanhai, Shunde and Shalong of Zhongshan, then links with the National Route 105 to reach Zhuhai. It connects the ESW Ring Road, the Shunde Roads and the Shunde 105 Road and upon completion, it will be a major transport route in the western part of the Pearl River Delta region.

The project will be constructed in three phases. Phase I is a 15 km highway running from Hainan Interchange to the Bigui section of the Shunde Roads. The project cost for Phase I is RMB1.68 billion, which will be largely funded by Renminbi project financing. The Group owns a 50% interest in this project. The construction work of Phase I began in December 2001 and is expected to be completed and open to traffic in 2004.



Major Highways in the PRC


Tongjiang
Harbin
Changchun
Urumqi
Shenyang
Huhehaote
Beijing
Dalian
Yinchuan
Tianjin
Shijiazhen
Taiyuan
Jinan
Xining
Lanzhou
Zhengzhou
Xian
Nanjing
Heifei
Shanghai
Lhasa
Chengdu
Chongqing
Wuhan
Hangzhou
Nanchang
Changsha
Fuzhou
Guiyang
Kunming
Nanning
Guangzhou
Hong Kong
Macau
Haikou

Length of highways (km)

	PRC	Guangdong Province
Expressways	16,314	1,186
First Class Highways	20,088	5,391
Second Class Highways	152,672	13,396

Source: China Statistical Yearbook 2001

Transportation infrastructure network of Hopewell in Guangdong Province, PRC


Huadu
Guangzhou
26
25
24
1
17
18
19
20
21
22
23
27
28
Foshan
29
34
30
32
35
36
37
38
Shunde
33
31
39
Zhongsha

Guangzhou-Shenzhen Superhighway 122.8km

① Guangdan	② Luogang	③ Xintang	④ Machong
⑤ Wangniudun	⑥ Daojiao	⑦ Dongguan	⑧ Houjie
⑨ Taiping	⑩ Changan	⑪ Xinqiao	⑫ Huangtian
⑬ Hezhou	⑭ Nantou	⑮ Futian	⑯ Huanggang

ESW Ring Road 38km

17 Huangcun	18 Dongpu	19 Xinzhou
20 Luntou	21 Tuhua	22 Sanjiao
23 Hainan	24 Zengjiao	25 Huangqi
26 Xun Feng Zhou		



Dongguan
Baoan
Shenzhen
Hong Kong
Zhuhai
Macau
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16

Shunde Roads 102.4km

32 Xihai
33 Desheng
34 Liangcun
35 Sanzhou
36 Shunde Interchange
37 Xianting
38 Baizhang
39 Qijiao

Shunde 105 Road 32m

30 Sanhongqi
31 Rongqi

Guangzhou-Zhuhai West Superhighway 58km

27 Nanya
28 Shizhou
29 Bijiang



Property

The Group's property portfolio is mainly composed of commercial and residential premises in Hong Kong. These consist of more than 3.14 million square feet of gross floor area and another 80,000 square feet site area of land reserve. Property business contributed 24% of the Group's earnings before interest and tax, representing a stable source of cash income.


PARKnSHOP SUPERSTORE




44
39







Hopewell Centre in Wanchai

Hopewell Centre

Affected by the continued weakening of the local economy and the sluggish global economic performances, the leasing market for office space during the year remained lackluster. However, Hopewell Centre was able to maintain an average occupancy rate of 93%, a decrease of 1% from the previous year. Rental income showed a slight decrease by 3%.

Hong Kong rental property
Earnings before interest and tax


(HK$m)
250
200
150
100
239
234
39
37
71
75
129
122
2001
2002
Hopewell Centre
HITEC
Others

Average occupancy rate
Hopewell Centre and HITEC


(%)
100
80
60
40
94%
93%
2001
2002
HITEC
Hopewell Centre


McDonald's

Retail shops at Hopewell Centre

Hongkong International Trade and Exhibition Centre (HITEC)



Trade exhibitions at HITEC

Located in Kowloon Bay, the Hongkong International Trade and Exhibition Centre recorded an average occupancy rate of 67%, an increase of 4% over the comparable period the year earlier. Equipped with advanced convention facilities, HITEC is an ideal venue for trade exhibitions.

To diversify the development of HITEC, the Group decided to incorporate commercial uses into the Centre. The Group has applied to the Town Planning Board and when retail exhibition function is implemented, the occupancy rate of HITEC is expected to increase further.

Nova Taipa Gardens

Nova Taipa Gardens is a residential property project invested by the Group in Macau. After the change of sovereignty, the Macau SAR Government has actively procured local economic development. Together with the influx of foreign investment due to the open policy of the betting rights, the Macau property market became active again. More than 200,000 square feet of residential units of the project were sold during the year, representing a 70% increase in terms of number of units sold last year. It is believed that the Macau property market can continue to benefit from the gradual economic recovery.

Huanggang Service Area

To rationalize its non-core business, the Group reached an agreement with the PRC partner to end the joint venture relationship involving the development of the Huanggang Service Area. An agreement transferring all the Group's rights in the project to the PRC partner has been signed, and the agreement became effective in June of this year following the approval of the relevant government authorities.



Hospitality

Visitor arrivals from the Mainland have increased substantially due to growth in per capita income and the relaxation in outbound travel policies, thus raising the hotel occupancy rate. On the other hand, visitor arrivals to Hong Kong from Japan, Europe and USA decreased substantially as a result of the weak economies in these countries. The Group owns hotels in Hong Kong and Guangzhou. Hotel and food operations accounted for 3% of the Group's earnings before interest and tax.







Suite at Panda Hotel



The newly renovated ballroom at Panda Hotel can capture more local banquet business



Panda Hotel

Panda Hotel

During the year, the average occupancy rate of Panda Hotel reached 74%, an increase of 1% from the previous year. Nevertheless, the average room rate declined by 8% due to intense competition within the local hotel industry.

Mainland visitors made up the majority of hotel guests. In addition to tourists, corporate and long-staying guests also contributed to the steady flow of guest arrivals.


Hospitality
Earnings before interest and tax
(HK$m)
40
30
20
10
33
27
17
10
1
17
16
1
2001
2002
Panda Hotel
Catering/Food
Others


Average occupancy rate
Panda Hotel
(%)
80
60
40
20
73%
74%
2001
2002



China Hotel in Guangzhou

China Hotel

In Guangzhou, China Hotel recorded satisfactory performance with the average room occupancy reaching 72%, an increase of 5% from the previous year, but room rates trended downward slightly over the same period. Most of the guests were from Mainland China and other Asian countries. Located in the commercial district, China Hotel is a popular choice to business travellers.

Food and Beverage

The Group has been adopting stringent cost control strategy for its food and beverage business. While the operating environment was very difficult due to the weak local demand, the Group's food and beverage business still managed to record a slight profit.

Construction & Engin[illegible]

The Group continued its eff[illegible]mplete the construction works of several government school projects previously undertaken, with a total gross floor area of 577,000 square feet, and the construction works are expected to be completed by the end of August 2002.

During the year, the Group was awarded a sub-contract of a commercial building, applying the 'slip-climbform' construction method by adopting an environmental-friendly construction technique.





Other Developments

Tanjung Jati B Power Station, Indonesia

Negotiations continued with the relevant parties of the project hoping to reach a resolution to dispose of the project and recoup part of the investment.

Bangkok Elevated Road and Train System, Thailand

The Group continued discussions with the Thai Government over the Bangkok Elevated Road and Train System in an effort to reach an amicable resolution.

Group Results

For the year ended 30th June, 2002, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover		Earnings before interest and tax	
	2001 HK$'million	2002 HK$'million	2001 HK$'million	2002 HK$'million
Infrastructure project investment	531	223	736	677
Property letting, agency & management	370	354	239	234
Hotel operations, restaurant & catering	276	250	33	27
Construction & project management	518	276	9	(23)
Other activities	55	29	44	96
	1,750	1,132	1,061	1,011
Administrative expenses			(50)	(58)
Earnings before interest and tax (recurring) *(Note)*			1,011	953

Note: Earnings before interest and tax (recurring) is the sum of profit from operations of HK$395 million (2001: HK$786 million before impairment loss) and share of results of jointly controlled entities and associates totalling HK$558 million (2001: HK$225 million).

The Group's turnover decreased by 35% to HK$1,132 million from HK$1,750 million of the last financial year, mainly due to the decrease in construction revenue and reduced interest income from the joint ventures as a result of low interest rate and substantial repayment of the advances ("shareholders loan") made by the Group to joint venture companies ("PRC Joint Ventures") operating in the PRC.

Since the results of the PRC Joint Ventures are accounted for using the equity accounting method, the Group's attributable share of the revenue of such joint ventures has not been included in the Group's turnover. Total toll revenue of PRC Joint Ventures amounted to RMB2,540 million as compared to RMB2,388 million of the last financial year.

Though interest income from the PRC Joint Ventures was reduced, such reduction was partially offset by increase in share of results from the PRC Joint Ventures. Overall, the Group's earnings before interest and tax (recurring) decreased by 6% to HK$953 million from HK$1,011 million of the last financial year, mainly attributable to the decrease in construction revenue and the reduced interest income from the PRC Joint Ventures.

The Group reported a net profit of HK$340 million, as compared with HK$306 million of the last financial year. Taking advantage of the low interest rate environment, the Group refinanced its banking facilities and as a result, reduced its interest expenses to HK$599 million from last year's HK$726 million. The majority portion (about 76%) of the premium payable on early redemption of the 2007 Notes, in the amount of HK$113 million, was accrued in the accounts for the financial year. Disposal of the Huanggang Service Area development project to the PRC partner contributed HK$191 million profit to the Group.

Liquidity and Financial Resources

The Group continues to adopt prudent treasury policies in managing its cash resources as well as bank borrowings. Taking into account the recurring cash flow from operations together with cash on hand and bank facilities, the Group has adequate financial resources to fund its operations and present investment projects.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

	At 30th June,	
	2001 HK$'million	2002 HK$'million
Equity	13,966	13,794
Total net debt *(Note)*	7,845	2,950
Total capitalization	22,394	21,304
Total net debt vs total capitalization	35%	14%
Total net debt vs equity	56%	21%

Note: The effect of Covenant Defeasance has been reflected in the net debt as of 30th June, 2002.

Resultant debt (net debt after setting off interest bearing loans provided by the Group) is HK$933 million, i.e. 6.8% of equity.

Net Debt (HK$2,950 million)



Interest bearing loans provided by the Group HK$2,017 million
Resultant debt HK$933 million

The maturity profile of the Group's borrowings at 30th June, 2002 as compared with that at 30th June, 2001, is shown as follows:

Maturity Profile



Including Notes
Excluding Notes
7%
5%
40%
48%
44%*
5%
44%
7%
15%
12%
47%
26%
13%
13%
58%
16%
within 1 year
1 - 2 years
2 - 5 years
> 5 years
2001
2002
2001
2002
Net debt:
HK$7,845m
HK$7,366m
HK$3,215m
HK$2,950m

Maturity of the Group's borrowings (including 2004 and 2007 Notes) in respect of the portion due within one year has increased significantly* mainly due to the early redemption of 2007 Notes.

Major portion of the Group's borrowings (excluding 2004 and 2007 Notes) are distributed on the long term maturity in both financial years.

The major part of the Group's borrowings are the US dollar denominated unsecured Notes of HK$4,416 million (net of the Notes repurchased and cancelled by the Group), consisting of US$194 million Notes maturing in 2004 and US$372 million Notes maturing in 2007, bearing fixed interest rates of $9^{7}/_{8}$% per annum and $10^{1}/_{4}$% per annum respectively.

In February 2002, Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd., the joint venture company, repaid the principal and interest of the shareholders loan in the amount of US$684 million advanced by the Group. A sum sufficient for the full repayment of all the outstanding principal together with interest payable under the Notes has been deposited by the Group in a trust account to effect Covenant Defeasance in accordance with the terms governing the Notes.

On 15th August, 2002, the option to early redeem all outstanding 2007 Notes with the total principal amount of US$372 million was exercised. As a result, the outstanding debt liabilities of the Group have been reduced substantially by the amount of Notes repaid. The early redemption of the Notes will lower interest expense of the Group as from the financial year 2002/03.

Apart from the Notes, the majority of the Group's borrowings carry interest at floating rates and are denominated in Hong Kong Dollars.

The Group will continue to use its best endeavour to ensure its activities are financed at the lowest cost practicable.

Report of the Directors

The directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2002.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the field of investment in infrastructure projects, property letting, property agency and management, hotel operations and management, restaurant operation and food catering, construction and project management.

Results

The results of the Group for the year ended 30th June, 2002 are set out in the consolidated income statement on page 47.

Dividends

The directors recommend the payment of a final dividend of HK7 cents (2001: HK7 cents) per share and a 30th Anniversary Special Dividend of HK30 cents (2001: Nil) per share, which together with the interim dividend of HK6 cents (2001: HK5 cents) per share paid on 30th April, 2002, represents a total dividend distribution of HK$377 million for the year ended 30th June, 2002 (2001: HK$105 million). The dividends proposed have been incorporated in the financial statements.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 10 to 31.

Share Capital

Particulars of share capital of the Company during the year are set out in note 27 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 28 to the financial statements.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$205,300.

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 14 and 15 to the financial statements respectively.

Particulars regarding the major properties and property interests of the Group are shown on page 88.

Major Customers and Suppliers

The turnover attributable to the Group's five largest customers combined was about 35% of the Group's turnover for the year and the largest customer included therein accounted for approximately 21%. The five largest suppliers of the Group accounted for approximately 42% of the Group's total purchases for the year and the largest supplier included therein accounted for approximately 23%.

None of the directors, their associates, or any shareholder of the Company, which to the knowledge of the directors of the Company, owns more than 5% of the Company's issued shares, has any beneficial interests in the Group's five largest customers and suppliers.

Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year.

Directors

The Directors of the Company as at the date of the report are listed on page 44 of the annual report. Mr. Eddie Ping Chang HO succeeded Sir Gordon Ying Sheung WU as the Managing Director of the Company on 1st January, 2002 while Sir Gordon Ying Sheung WU continues to act as the Chairman of the Board. Mr. Henry Hin Moh LEE retired from his executive duties of the Company with effect from 31st December, 2001 and continues to act as a Non-Executive Director of the Company. The Board has also appointed Messrs. Josiah Chin Lai KWOK as the Deputy Managing Director, Thomas Jefferson WU as the Chief Operating Officer and Alan Chi Hung CHAN as an Executive Director with effect from 1st January, 2002. Mr. Joachim BURGER resigned as an Executive Director of the Company with effect from 28th February, 2002.

In accordance with the Company's Articles of Association, Sir Gordon Ying Sheung WU, Messrs. Josiah Chin Lai KWOK, Alan Chi Hung CHAN, Guy Man Guy WU, Victor Tzar Kuoi LI and Lady Ivy Sau Ping KWOK WU will retire at the forthcoming Annual General Meeting and all of them, except Mr. Victor Tzar Kuoi LI, being eligible, offer themselves for re-election.

Profile of Directors and Senior Management

Sir Gordon Ying Sheung WU* KCMG, FICE

Aged 66, he is the Chairman of the Board of the Company. He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Group, he has been the Managing Director since 1972. During the year under review, he was appointed an independent non-executive director of i-Cable Communications Limited and the Honorary Consul of the Republic of Croatia in the Hong Kong SAR. In January 2002, he retired as the Managing Director of the Company but remains as the Chairman of the Board. He was responsible for the Group's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong and the PRC.

He is very active in civic activities, his civic duties include:

In Hong Kong

• Chairman	Hong Kong Port and Maritime Board
• Member	Commission on Strategic Development of the Hong Kong SAR
• Member	Hong Kong Logistic Development Council
• Advisor	Urban Renewal Authority
• Member	Hong Kong Trade Development Council
• Chairman	Hong Kong Polytechnic University Council
• Vice President	Hong Kong Real Estate Developer's Association

In the PRC

• Member	Chinese People's Political Consultative Conference
• Advisor	Xiamen Special Economic Zone, Guangxi Zhuang Autonomous Region and Qinhuangdao

International

○ Member	Business Advisory Council to the International Finance Corporation of the World Bank Group
○ Member	APEC Business Advisory Council (ABAC)
○ Member	International Advisory Board of the Institute for International Business Communication, Japan
○ Fellow	The Institute of Civil Engineers

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde UK and University of Edinburgh UK.

His other awards include:

Honorary Citizen

- The City of Guangzhou, PRC
- The City of Shenzhen, PRC
- The City of Shunde, PRC
- The City of Nanhai, PRC
- The City of Hua Du, PRC
- The City of New Orleans, USA
- The Province of Quezon, the Republic of the Philippines

Awards and Honours	Year of Award
○ Honorary Consul of the Republic of Croatia in the HKSAR	2002
○ Knight Commander of the Order of St Michael and St George by the Queen of England	1997
○ Chevailer De L'Ordre De La Corona by the King of Belgium	1985
○ Industry All-Star by Independent Energy, USA	1996
○ International CEO of the Year by George Washington University, USA	1996
○ Among the Best Entrepreneurs by Business Week	1994
○ Man of the Year by the International Road Federation, USA	1994
○ Business Man of The Year by the South China Morning Post and DHL	1991
○ Asia Corporate Leader by Asia Finance Magazine, HK	1991

Mr. Eddie Ping Chang HO*

Aged 70, he has been the Deputy Managing Director of the Company since it was listed on the Stock Exchange in 1972 and was appointed as the Managing Director in January 2002. He has been involved in developing all of the Group projects in the PRC, including highway, hotel and power station projects. In addition, he has extensive experience in building and development projects in Hong Kong. He is a Honorary Citizen of the cities of Shenzhen and Shunde in the PRC.

Mr. Josiah Chin Lai KWOK*

Aged 51, he was appointed as the Deputy Managing Director of the Company in January 2002. He is a barrister. Previously, he worked as a consultant to the Group on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Advisor of The Airport Authority, Hong Kong and Compliance Officer of the BNP Paribas Peregrine Group.

Mr. Thomas Jefferson WU*

Aged 30, he joined the Group in 1999 as the Manager of Executive Committee Office and was promoted to Group Controller in March 2000. He was appointed an Executive Director of the Company in June 2001 and the Chief Operating Officer in January 2002. He holds a Master of Business Administration degree from Stanford University and a bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He has been involving in the review of the Group operational performance, strategic planning and organizational effectiveness. He has also improved the financial and management accounting of the Group. He is a son of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU.

Mr. Henry Hin Moh LEE

Aged 75, he has been involved with the Group since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from his executive duties of the Company with effect from 31st December, 2001, he was responsible for real estate development and property rental and sales of the Group. He was actively engaged in the property business in Hong Kong. He is a Honorary Citizen of the city of Shunde in the PRC.

Mr. Robert Van Jin NIEN*

Aged 55, he has been an Executive Director since 1980, and is responsible for corporate finance, corporate and public affairs of the Group. He has been involved in the Group's major fund raising activities on both project and corporate levels. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.

Mr. Guy Man Guy WU

Aged 45, he joined the board in 1987. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Lady Ivy Sau Ping KWOK WU JP

Aged 53, she joined the board in 1991. She serves on the committees and boards of numerous commercial and social organizations including Asian Cultural Council (Hong Kong), Asia Society and Hong Kong Red Cross. She was appointed a Justice of the Peace with effect from 1st July, 2002. She is the wife of Sir Gordon Ying Sheung WU.

Mr. Victor Tzar Kuoi LI

Aged 38, he joined the board in 1991. He is the Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited and the Chairman of both Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc. He is also the Deputy Chairman of Hutchison Whampoa Limited and a Director of both Hongkong Electric Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited. He holds a Master degree from Stanford University. He is a Member of the Chinese People's Political Consultative Conference, the Commission on Strategic Development of the HKSAR and the Business Advisory Group.

Ms. Linda Lai Chuen LOKE

Aged 64, she joined the board in 1991. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and is currently the Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Lawrence Sai Kit MIAO

Aged 38, he was appointed an Executive Director of the Company in 1994 and was involved in financing activities as well as new project developments. Since 1997, his role in the Company was changed to an Independent Non-Executive Director. He is presently a founder and the Managing Director of Olympus Capital Holdings Asia, one of the largest direct investment firms in Asia. He holds a Master of Business Administration degree from Stanford Graduate School of Business Administration and an A.B. degree from Woodrow Wilson School for International Affairs from Princeton University.

Mr. Alan Chi Hung CHAN*

Aged 43, he joined the Group in 1988 and was appointed as an Executive Director of the Company in January 2002. He has a Postgraduate Diploma in Management Studies and a Bachelor of Science degree. He is in charge of China Infrastructure Division of the Group and is responsible for project coordination, management and administration of the transport infrastructure and other projects in the PRC.

Mr. Colin Henry WEIR*

Aged 56, he joined the Group in 1985 and was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited. He became a member of the Institution of Civil Engineers in 1975. He was the Engineering Manager for the design and construction of power stations and highways. In 1991, he became the Engineering Manager and subsequently Project Director for the BERTS project. He is now responsible for the overseas projects of the Group.

Mr. David Yau-gay LUI*

Aged 57, he was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited. He was the Founder Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong. Since 1990, he has been involved in Hopewell's BERTS project in Thailand.

Mr. Carmelo Ka Sze LEE

Aged 42, he was appointed as an Independent Non-Executive Director in March 2001. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practising solicitor and is a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a member of the Listing Committee of the main board of The Stock Exchange of Hong Kong Limited.

Note: * Executive Directors

Senior Management

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company named above and they are regarded as members of the Group's senior management.

Directors' Interest in Contracts

(a) Mr. Joachim BURGER beneficially held 9.9% of the issued share capital of Mega Hotels Management Limited ("Mega Hotels"). Mega Hotels acts as the manager for the operations of Panda Hotel which is wholly owned by the Group and, in this connection, receives remuneration based on normal commercial terms. During the year, Mr. Joachim BURGER sold his interest in Mega Hotels to the Company.

(b) Mr. Victor Tzar Kuoi LI is a director of Cheung Kong Infrastructure Holdings Limited ("CKI Infrastructure"). As disclosed in note 17(c) to the financial statements, a subsidiary of the Company entered into agreements with a subsidiary of CKI Infrastructure and the PRC partner for the development of the Guangzhou East-South-West Ring Road in Guangzhou, the PRC.

Save as aforementioned, no other contracts of significance to which the Company or any of its subsidiaries was a party or were parties and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interest in Shares and Options

As at 30th June, 2002, the beneficial interests of the directors and their associates in the shares and options of the Company and its associated corporations (as defined by the Securities (Disclosure of Interest) Ordinance (the "SDI Ordinance")) were as follows:

(a) Beneficial Interests in Shares in the Company

Directors	Personal	Family	Corporate	Other	Total
Gordon Ying Sheung WU	74,443,893	113,730,592 (i)	111,187,019	30,670,093	238,204,287 (iii)
Eddie Ping Chang HO	19,360,000	246,000	1,980,000	-	21,586,000
Thomas Jefferson WU	12,333,800	-	810,092	-	13,143,892
Henry Hin Moh LEE	2,795,322	-	-	-	2,795,322
Robert Van Jin NIEN	100,000	-	-	-	100,000
Guy Man Guy WU	2,645,650	-	-	-	2,645,650
Ivy Sau Ping KWOK WU	21,903,282	216,301,005 (ii)	61,157,217	30,670,093	238,204,287 (iii)
Linda Lai Chuen LOKE	-	1,308,981	-	-	1,308,981
David Yau-gay LUI	8,537	-	-	-	8,537

Notes:

(i) The family interests of 113,730,592 shares represent the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column. The figure of 113,730,592 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(ii) The family interests of 216,301,005 shares represent the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column. The figure of 216,301,005 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(iii) The disclosures of total interests of 238,204,287 shares made by Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU are arrived at after eliminating the duplications referred to in (i) and (ii) respectively. Both disclosures relate to the same parcel of shares.

(b) Beneficial Interests in Shares in Associated Corporations

Directors	Name of company	Personal	Family	Corporate	Total
Eddie Ping Chang HO	HCNH Insurance Brokers Limited	-	-	300,000(i)	300,000
	Guangzhou-Shenzhen Superhighway (Holdings) Ltd.	-	-	(ii)	(ii)
Thomas Jefferson WU	Guangzhou-Shenzhen Superhighway (Holdings) Ltd.	-	-	(iii)	(iii)
Victor Tzar Kuoi LI	Guangzhou-Shenzhen Superhighway (Holdings) Ltd.	-	-	(iv)	(iv)

Notes:

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 300,000 ordinary shares of HCNH Insurance Brokers Limited, an associate of the Company, representing one-third of its issued share capital.

(ii) The 10¼% Notes due 2007 for a face amount of US$14,705,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by a company in which Mr. Eddie Ping Chang HO was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(iii) The 10¼% Notes due 2007 for a face amount of US$9,250,000 and the 9⅞% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. were beneficially owned by a company in which Mr. Thomas Jefferson WU was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(iv) The 10¼% Notes due 2007 for a face amount of US$8,000,000 and the 9⅞% Notes due 2004 for a face amount of US$7,500,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. were beneficially owned by a company in which Mr. Victor Tzar Kuoi LI was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(v) Certain directors held shares in certain subsidiaries as nominees for their holding companies.

(c) Beneficial Interests in Options granted by the Company

Details of Directors' interests in share options granted by the Company are set out under the section "Share Options".

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Schemes and started contribution with effect from 1st December, 2000. Mandatory contributions to these Schemes are made by both the employers and employees at 5% of each of the employees' monthly relevant income capped at HK$20,000.

During the year, the Group made contribution to the MPF Schemes amounted to HK$8,173,000.

Share Options

The Company has a share option scheme which was approved by the shareholders for adoption on 11th October, 1994 (the "Option Scheme") for granting options to any executive directors and employees of the Company or any of its subsidiaries. The purpose of the Option Scheme is to give an interest to executive directors and employees of the Company or any of its subsidiaries in preserving and maximizing shareholder value in the long term. It also enables the Company to attract and retain experienced and capable individuals by providing them with incentives for future performance.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has amended certain provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in relation to share option scheme and the new provisions came into effect on 1st September, 2001. Under the transitional arrangement, the Company may continue to grant options under the Option Scheme so long as such grants are in compliance with the requirements of the Listing Rules.

Under the Option Scheme and the requirements of the amended Listing Rules, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to option exercised and shares in respect of which any option remains outstanding) under the Option Scheme of the Company will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the Option Scheme (the "Maximum Number"). The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 78,059,114 shares (representing approximately 9.04% of the issued share capital of the Company as at 11th October, 1994) are available for issue under the Option Scheme.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that option may be exercised not earlier than 6 months after the date of grant (i.e. the date on which the option is accepted) and shall expire not later than 10 years after the date of grant. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of offer of grant, which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of offer of grant; and (c) the nominal value of a share in the Company.

The Option Scheme will expire on 10th October, 2004.

Particulars of the options held by the executive directors of the Company and employee granted under the Option Scheme are as follows:-

	Date of grant	Balance of options at 1/7/2001	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of options at 30/6/2002	Exercise price per share HK$	Exercise period
Directors								
Josiah Chin Lai KWOK	28/3/2002	-	3,000,000	-	-	3,000,000	6.15	28/9/2002-27/9/2005
Thomas Jefferson WU	3/4/2002	-	2,500,000	-	-	2,500,000	6.15	3/10/2002-2/10/2005
Robert Van Jin NIEN	1/4/2002	-	1,000,000	-	-	1,000,000	6.15	1/10/2002-30/9/2005
Alan Chi Hung CHAN	2/4/2002	-	1,000,000	-	-	1,000,000	6.15	2/10/2002-1/10/2005
Employee	2/4/2002	-	800,000	-	-	800,000	6.15	2/10/2002-1/10/2005

Information of the share options granted during the year is also set out in note 27 to the financial statements. The closing price of the shares of the Company on 27th March, 2002, 28th March, 2002 and 2nd April, 2002, being the dates immediately before the respective dates on which the options were granted, was HK$6.15, HK$6.00 and HK$6.10.

The Directors consider that it is not appropriate to disclose the value of options granted during the year as the market price of the Company's share as at the year end date was below the exercise price of the options granted and any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain. No charge is recognised in the income statement in respect of the value of options granted during the year.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous section headed "Share Options", at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Employees

There were approximately 1,123 employees in the Group as at 30th June, 2002. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits include medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation).

All the Independent Non-Executive directors of the Company are appointed for a fixed period or such other date as agreed between each individual director and the Company. However, they are subject to retirement by rotation at the annual general meetings of the Company in accordance with the Company's Articles of Association.

No contracts of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholders

Save as disclosed under the section headed "Directors' Interest in Shares", as at 30th June, 2002, the Company had not been notified by any person, not being a director of the Company, of interests in the share capital of the Company required to be recorded in the register under Section 16(1) of the SDI Ordinance.

Code of Best Practice

The Company has complied with The Code of Best Practice as set out in Appendix 14 of the Listing Rules during the year under review.

Practice Note 19 of the Listing Rules

The information required to be disclosed in accordance with Practice Note 19 of the Listing Rules is set out on page 43.

Auditors

The financial statements for the year ended 30th June, 2002 and the preceding three years were audited by Messrs. Deloitte Touche Tohmatsu. A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU, KCMG, FICE
Chairman

Hong Kong, 20th August, 2002

Practice Note 19 of the Listing Rules

The Company through its subsidiaries has entered into contractual joint venture agreements and has undertaken substantial investments for development of certain infrastructure and property projects. The capital investments and advances made to the joint venture companies and associates ("the Affiliated Companies") were classified and disclosed under the headings "Interests in Jointly Controlled Entities" and "Interests in Associates" in the consolidated balance sheet as at 30th June, 2002.

A proforma combined balance sheet of the Affiliated Companies as at 30th June, 2002, is presented below:

	Combined total HK$ million	Funds injected by the Group HK$ million
Total assets	**21,265** *	
Financed by:		
Registered capital/share capital	2,297	1,539
Accumulated losses	(405) ^	
	1,892	
Long-term liabilities		
- Advances from shareholders/joint venture partners/related companies	8,131	2,483
- Other long-term loans	10,552	
	18,683	
Current liabilities	690	53
Total equity and liabilities	**21,265** *	**4,075**

* With the exception of the investment in a property development joint venture which is immaterial, all property, plant and equipment, including essential production facilities, will be reverted to PRC joint venture partners without compensation at the end of the joint venture co-operation period. Disclosure of the attributable interests of the Group in the assets and liabilities of the Affiliated Companies is deemed not appropriate.

^ Accumulated losses are mainly attributed to interest expenses incurred during the trial operation of the toll roads before commencement of the joint venture co-operation period.

Corporate Information

HONORARY CHAIRMAN
Dr. James Man Hon WU
OBE, JP, LLD (Hon), Dr Eng (Hon), BSc (Eng)

BOARD OF DIRECTORS
Sir Gordon Ying Sheung WU* KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Managing Director
Mr. Josiah Chin Lai KWOK*
Deputy Managing Director
(appointed on 1st January, 2002)
Mr. Thomas Jefferson WU*
Chief Operating Officer
Mr. Henry Hin Moh LEE
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU
Lady Ivy Sau Ping KWOK WU JP
Mr. Victor Tzar Kuoi LI
Ms. Linda Lai Chuen LOKE
Mr. Lawrence Sai Kit MIAO
Mr. Alan Chi Hung CHAN*
(appointed on 1st January, 2002)
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Carmelo Ka Sze LEE
**Executive directors*

COMPANY SECRETARY
Mr. Peter Yip Wah LEE

REGISTERED OFFICE
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2865 6276
(852) 2861 2068
(852) 2529 8602

SOLICITORS
Woo, Kwan, Lee & Lo
26th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS
Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS†
Bank of China (Hong Kong) Limited
Bank of East Asia, Limited
BNP Paribas
Citibank, N.A.
The Development Bank of Singapore Limited
Hang Seng Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Liu Chong Hing Bank Limited
Mizuho Corporate Bank, Limited
Tai Fung Bank Limited

† *names arranged in alphabetical order*

REGISTRARS AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY BANK
Citibank, N.A.
Depositary Receipts
20th Floor, 111 Wall Street
New York, NY 10043
United States of America
Toll free number : 1-877-248-4237

WEB PAGE
www.hopewellholdings.com

INVESTOR RELATIONS
ir@hopewellholdings.com

Financial Report [illegible]

Report of the Auditors

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 47 to 87 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 20th August, 2002

Consolidated Income Statement

For the year ended 30th June, 2002

	Notes	2001 HK$'000	2002 HK$'000
Turnover	4	1,750,103	1,132,483
Cost of sales and services		(813,034)	(599,410)
		937,069	533,073
Other operating income	6	56,940	72,518
Selling and distribution costs		(24,960)	(21,942)
Administrative expenses		(135,082)	(147,488)
Other operating expenses		(47,543)	(40,504)
Impairment loss on a hotel property under development		(290,000)	–
Profit from operations	7	496,424	395,657
Profit on disposal of interest in a jointly controlled entity	8	381,832	191,385
Finance costs:	9		
Interest expenses		(726,037)	(599,110)
Other finance costs		(41,513)	(182,726)
Share of results of:			
jointly controlled entities		205,394	513,920
associates		19,426	43,818
Profit from ordinary activities before taxation		335,526	362,944
Taxation	10	(26,509)	(13,355)
Profit before minority interests		309,017	349,589
Minority interests		(3,507)	(9,799)
Net profit for the year		305,510	339,790
Dividends	11	105,118	376,672
		HK cents	HK cents
Earnings per share	12		
Basic		34.9	38.8

Consolidated Balance Sheet

At 30th June, 2002

	Notes	(restated) 2001 HK$'000	2002 HK$'000
ASSETS			
Non-current Assets			
Investment properties	14	6,384,800	5,986,300
Property, plant and equipment	15	1,118,985	1,119,407
Properties for or under development		662,571	832,491
Interests in jointly controlled entities	17	14,568,863	8,589,902
Interests in associates	18	118,577	98,345
Other investments	19	40,159	40,057
Long-term receivables	20	338,143	588,005
Restricted/pledged bank deposits	21	87,376	1,832,847
		23,319,474	19,087,354
Current Assets			
Inventories	22	10,317	9,696
Properties for sale		3,762	3,762
Trade and other receivables	23	130,554	158,652
Deposits and prepayments		184,142	183,497
Loans receivable – current portion	24	95,088	175,731
Amounts due from customers for contract work	25	4,520	11,927
Restricted bank deposits	21	–	3,349,259
Bank balances and cash		446,303	145,149
		874,686	4,037,673
Total Assets		24,194,160	23,125,027

Consolidated Balance Sheet *(continued)*

At 30th June, 2002

	Notes	(restated) 2001 HK$'000	2002 HK$'000
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	27	2,189,955	2,189,955
Reserves	28	11,775,595	11,604,265
		13,965,550	13,794,220
Minority Interests		13,028	20,468
Non-current Liabilities			
Long-term borrowings	29	7,631,524	4,200,055
Warranty liabilities	30	320,059	164,059
Amounts due to associates	32	58,665	31,814
		8,010,248	4,395,928
Current Liabilities			
Trade and other payables	26	1,229,191	1,224,954
Rental and other deposits		76,072	74,324
Amounts due to customers for contract work	25	34,833	15,679
Provision for taxation		211,904	203,061
Current portion of			
Long-term borrowings	29	194,825	3,291,393
Warranty liabilities	30	78,000	–
Bank loans and overdrafts			
Secured		248,947	45,000
Unsecured		131,562	60,000
		2,205,334	4,914,411
Total Liabilities		10,215,582	9,310,339
Total Equity and Liabilities		24,194,160	23,125,027

Josiah Chin Lai KWOK
Director

Thomas Jefferson WU
Director

Company Balance Sheet

At 30th June, 2002

	Notes	(restated) 2001 HK$'000	2002 HK$'000
ASSETS			
Non-current Assets			
Interests in subsidiaries	16	13,406,024	13,420,221
Interest in a jointly controlled entity	17	107,037	–
Interests in associates	18	12,160	11,575
Other investments	19	3,000	3,000
		13,528,221	13,434,796
Current Assets			
Trade and other receivables		381	253
Deposits and prepayments		2,288	2,960
Bank balances and cash		1,718	1,604
		4,387	4,817
Total Assets		13,532,608	13,439,613
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	27	2,189,955	2,189,955
Reserves	28	9,039,970	9,172,651
		11,229,925	11,362,606
Non-current Liabilities			
Warranty liabilities	30	156,000	–
Amounts due to subsidiaries	31	1,968,875	2,006,317
Amounts due to associates	32	52,320	25,046
		2,177,195	2,031,363
Current Liabilities			
Trade and other payables		23,021	21,177
Provision for taxation		24,467	24,467
Current portion of warranty liabilities	30	78,000	–
		125,488	45,644
Total Liabilities		2,302,683	2,077,007
Total Equity and Liabilities		13,532,608	13,439,613

Josiah Chin Lai KWOK
Director

Thomas Jefferson WU
Director

Consolidated Statement of Recognised Gains and Losses

For the year ended 30th June, 2002

	2002 HK$'000	2001 HK$'000
Revaluation increase (decrease) on investment properties	(398,553)	40,815
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	2,148	(8,843)
Share of exchange equalisation reserves of jointly controlled entities and associates	(837)	(31)
Net gains (losses) not recognised in the consolidated income statement	(397,242)	31,941
Net profit for the year	339,790	305,510
Total recognised gains (losses)	(57,452)	337,451

	HK$'000
Prior period adjustments arising from changes in accounting policies	
Effect on reserves at 1st July, 2000	
– increase in capital reserve	70,285
– increase in dividend reserve	52,559
– decrease in retained profits	(43,696)
	79,148

Consolidated Cash Flow Statement

For the year ended 30th June, 2002

	Note	2001 HK$'000	2002 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	33	31,232	180,143
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(756,927)	(575,764)
Interest received		–	6,789
Dividends paid		(96,358)	(113,878)
Dividends received from			
– associates		29,240	20,930
– other investees		–	467
Dividends paid to minority shareholders		(700)	(762)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(824,745)	(662,218)
TAXATION			
Hong Kong profits tax paid		(1,344)	(1,072)
Taxation elsewhere paid		(9,059)	(27,005)
Hong Kong profits tax refunded		126	2,817
NET TAXES PAID		(10,277)	(25,260)
INVESTING ACTIVITIES			
Additions to investment properties		(4,567)	(4,379)
Additions to property, plant and equipment		(6,560)	(9,766)
Interests in associates		(1,643)	(874)
Investments in and loans to jointly controlled entities		(78,542)	(37,125)
Repayments of loans by jointly controlled entities		3,009,068	6,469,185
Other investments		3,134	102
Acquisition of properties for or under development		(10,293)	(126,322)
(Repayments to) advances from associates		(24,538)	8,149
Net proceeds on disposal of			
– interest in a jointly controlled entity		315,443	96,226
– property, plant and equipment		2,733	2,203
Increase in restricted bank deposits		–	(5,086,602)
Decrease in bank deposits pledged		13,716	–
Long-term loans receivable		(3,919)	(92,099)
NET CASH INFLOW FROM INVESTING ACTIVITIES		3,214,032	1,218,698
NET CASH INFLOW BEFORE FINANCING ACTIVITIES CARRIED FORWARD		2,410,242	711,363

Consolidated Cash Flow Statement *(continued)*

For the year ended 30th June, 2002

	Note	2001 HK$'000	2002 HK$'000
NET CASH INFLOW BEFORE FINANCING ACTIVITIES BROUGHT FORWARD		2,410,242	711,363
FINANCING ACTIVITIES	34		
New bank and other loans		1,958,791	962,073
Repayment of bank and other loans		(4,224,500)	(1,621,614)
Repurchase of notes		(111,174)	(77,380)
Warranties paid		(78,000)	(234,000)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(2,454,883)	(970,921)
DECREASE IN CASH AND CASH EQUIVALENTS		(44,641)	(259,558)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		448,526	393,794
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(10,091)	10,913
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		393,794	145,149
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		446,303	145,149
Bank loans and overdrafts		(380,509)	(105,000)
		65,794	40,149
Bank loans not within 3 months of maturity		328,000	105,000
		393,794	145,149

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are investment in infrastructure projects, property letting, property agency and management, hotel operations and management, restaurant operation and food catering, construction and project management.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/ CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants ("HKSA") which has resulted in the adoption of the following new/revised accounting policies.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment. Comparative amounts have been restated to achieve a consistent presentation.

Provisions

In accordance with SSAP 28 "Provisions, Contingent Liabilities and Contingent Assets", provisions are recognised when the Group has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated. Adoption of this accounting policy has resulted in the derecognition of a general provision recognised in previous years in respect of hotel maintenance. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment. Comparative amounts have been restated to achieve a consistent presentation.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 30th June, 2001 have been amended so that they are presented on a consistent basis.

Goodwill

Previously, goodwill/negative goodwill arising on the acquisition of a subsidiary, a jointly controlled entity or an associate was dealt with in reserves.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, the amount of such goodwill (negative goodwill) has been remeasured in accordance with the requirements of SSAP 30. Amortisation in respect of goodwill between the date of acquisition of the relevant subsidiary, jointly controlled entity or associate and the date of adoption of SSAP 30 has been recognised retrospectively. Negative goodwill which would have been recognised as income between the date of acquisition of the relevant subsidiary, jointly controlled entity or associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following the adoption of SSAP 30, goodwill arising on acquisitions will be capitalised and amortised on a straight-line basis over its useful economic life. Negative goodwill will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which such negative goodwill resulted.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/ CHANGES IN ACCOUNTING POLICIES *(continued)*

The adoption of the new/revised accounting policies has had no material effect on the results for the current or the comparative prior year, but has resulted in restatements of certain balance sheet items which are summarised below:

	Capital reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 1st July, 2000				
As previously stated	12,711	–	314,627	327,338
SSAP 9 (Revised) –				
Derecognition of liability for final dividend for the year ended 30th June, 2000	–	52,559	–	52,559
SSAP 28 –				
Derecognition of provision for hotel maintenance	–	–	26,589	26,589
SSAP 30 –				
Goodwill previously eliminated against capital reserve amortised	99,992	–	(99,992)	–
Negative goodwill previously credited to capital reserve released to income	(29,707)	–	29,707	–
As restated	82,996	52,559	270,931	406,486

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of the subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill/negative goodwill

Goodwill/negative goodwill arising on consolidation represents the excess/shortfall of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, a jointly controlled entity or an associate at the date of acquisition.

Goodwill arising on acquisition is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet. Goodwill arising on the acquisition of a jointly controlled entity or an associate is included within the carrying amount of the jointly controlled entity or associate.

Negative goodwill arising on acquisitions is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

Goodwill/negative goodwill (continued)

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the year in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of a jointly controlled entity or an associate is deducted from the carrying value of that jointly controlled entity or associate.

Subsidiaries

In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment losses.

Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control. Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The consolidated income statement includes the Group's share of the post-acquisition results of its jointly controlled entities for the year. In the consolidated balance sheet, investments in jointly controlled entities are stated at cost less amortisation and any identified impairment losses plus the Group's attributable share of the undistributed post-acquisition reserves of the jointly controlled entities. The cost of investments in jointly controlled entities comprises capital contributed, development expenditure incurred by the Group, financial expenses capitalised less interest income on advances to jointly controlled entities deferred to the extent of the Group's interest therein during the development stage of the projects undertaken by the jointly controlled entities.

The cost of investments, to the extent not borne by the jointly controlled entities, is amortised on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, over the joint venture period commencing from the date of operation of the project undertaken.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred.

Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates calculated based on their financial statements made up to a date not more than six months before the balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Other investments

Development expenditure incurred under the terms of a concession agreement for the investment in a superstructure project during the development stage is carried in the consolidated balance sheet at cost less any identified impairment losses. Development expenditure includes construction costs, other incidental costs and attributable borrowing costs.

Investment securities, which are securities held for an identified long-term purpose, are measured at reporting dates at cost less any identified impairment losses.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost less, where appropriate, depreciation and any identified impairment losses. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

It is the Group's practice to maintain its hotel property in a continual state of sound repairs and maintenance and to make improvements from time to time, accordingly the directors consider that depreciation is not necessary as the property maintains a residual value at least equal to its carrying amount. Repairs and maintenance expenditure is charged to the income statement when incurred.

No depreciation is provided on the power plant, the development of which has been suspended. Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives from the date they become fully operational and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Category of assets	Estimated useful lives
Leasehold land	Over the term of the lease
Buildings	50 years or the remaining term of the land lease, whichever is shorter
Other assets	3 to 10 years

Development properties

Properties held for or under development are stated at cost less any identified impairment losses. The cost of such properties comprises land cost, development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Properties for sale

Properties for sale are stated at the lower of cost, comprising land and development cost, and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that costs incurred to date bear to estimated total costs for the contract.

When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract cost will exceed total contract revenue, the expected loss is recognised as an expense immediately.

When a contract covers a number of assets, the construction of each asset is treated as a separate contract when separate proposals have been submitted for each asset, each asset has been separately negotiated and the costs and revenues of each asset can be separately identified. A group of contracts, performed concurrently or in a continuous sequence, is treated as a single construction contract when they were negotiated as a single package and are so closely inter-related that they constitute a single project with an overall profit margin.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as an amount due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as an amount due to customers for contract work. Amounts received before the related work is performed are included in the balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by customers are included in the balance sheet under trade and other receivables.

Operating leases

Operating leases are leases whereby substantially all the risks and rewards of ownership of the assets remain with the lessors. Rentals payable (receivable) under operating leases are charged (credited) to the income statement on a straight line basis over the terms of the respective leases.

Foreign currencies

Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange ruling on the transaction dates. Exchange differences arising from foreign currency borrowings for the purpose of financing qualifying assets under development prior to completion, to the extent that they are regarded as adjustments to interest cost, are capitalised in accordance with the Group's accounting policy and form part of the cost of such assets. Other exchange differences are dealt with in the income statement.

On consolidation, the financial statements of subsidiaries, jointly controlled entities and associates established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. Exchange differences arising therefrom are dealt with in exchange equalisation reserve.

Notes to the Financial Statements *(continued)*

For the year ended 30th June, 2002

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Notes payable

Unsecured notes payable are separately disclosed and regarded as liabilities. The note issue expenses, which represent the discount on issue of notes and expenses incurred directly in connection with the issue, are deferred and amortised over the period of the notes so as to produce a constant periodic rate of charge on the carrying amount of the notes.

If any of the notes outstanding are repurchased by the Group prior to their maturity date, any gain or loss, representing the difference between the purchase price and the principal amount of the notes repurchased together with the related unamortised note issue expenses and outstanding interest thereon, is dealt with in the income statement. The Group's liability in respect of notes payable is presented net of the principal amount of notes repurchased.

Capitalisation of borrowing costs

Borrowing costs, including project financing costs, directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Project financing costs, which represent all origination costs, including arrangement fees, legal fees and other related costs, directly associated with the arrangement of loans intended to finance the development and construction of a viable project, are deferred and amortised over the terms of the loans.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Revenue recognition

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight line basis over the respective lease term.

Hotel operations and management

Revenue from hotel operations and management is recognised when the relevant services are provided.

Restaurant operation and food catering

Revenue from restaurant operation and food catering services is recognised when goods are delivered and services are provided.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*

Construction and project management

When the outcome of a construction contract can be estimated reliably, revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion that costs incurred to date bear to estimated total costs for each contract. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

When the outcome of a construction contract can be estimated reliably, revenue from cost-plus contracts is recognised by reference to the recoverable costs incurred during the period plus the fees earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from project management is recognised when the relevant services are provided and the right to receive payment is established.

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Interest income

Interest income from bank deposits, loans receivable and infrastructure project investments is recognised on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income

Dividend from investments is recognised when the Group's rights to receive payment have been established.

Sales of investments

Revenue from sales of investments is recognised when the relevant sale contract becomes unconditional.

4. TURNOVER

Turnover comprises income from infrastructure project investments, property letting, property agency and management, hotel operations and management, restaurant operations and food catering, and construction and project management, analysed as follows:

	2002 HK$'000	2001 HK$'000
Infrastructure project investments	222,738	531,466
Property letting, agency and management	354,176	369,964
Hotel operations and management	132,893	143,612
Restaurant operations and food catering	116,784	131,936
Construction and project management	276,515	517,608
Other activities	29,377	55,517
	1,132,483	1,750,103

Note:

The turnover from infrastructure project investments shown above includes interest income from jointly controlled entities of approximately HK$202 million (2001: HK$519 million).

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Infrastructure projects	–	investments in infrastructure projects
Property investment	–	property letting, agency and management
Hotel operations	–	hotel operations and management
Restaurant and catering	–	restaurant operations and food catering
Construction	–	construction and project management

Segment information about these businesses is presented below.

Segment revenue

Year ended 30th June, 2002

	2001			2002		
	External HK$'000	Inter-segment HK$'000	Consolidated HK$'000	External HK$'000	Inter-segment HK$'000	Consolidated HK$'000
Infrastructure projects	531,466	–	531,466	222,738	–	222,738
Property investment	369,964	22,953	392,917	354,176	22,402	376,578
Hotel operations	143,612	758	144,370	132,893	446	133,339
Restaurant and catering	131,936	1,099	133,035	116,784	1,255	118,039
Construction	517,608	197	517,805	276,515	4,289	280,804
Other operations	55,517	–	55,517	29,377	–	29,377
Eliminations	–	(25,007)	(25,007)	–	(28,392)	(28,392)
Segment revenue	1,750,103	–	1,750,103	1,132,483	–	1,132,483

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Segment results

Year ended 30th June, 2002

	2001				2002			
	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000
Infrastructure projects	490,523	245,079	–	735,602	161,153	515,594	–	676,747
Property investment	234,975	–	4,196	239,171	229,700	–	3,992	233,692
Hotel operations	21,340	–	12,817	34,157	16,991	–	9,407	26,398
Restaurant and catering	(1,098)	–	–	(1,098)	876	–	–	876
Construction	9,482	–	(49)	9,433	(26,651)	–	3,732	(22,919)
Other operations	42,999	(39,685)	2,462	5,776	17,046	(1,674)	26,687	42,059
Segment results from operations	798,221	205,394	19,426	1,023,041	399,115	513,920	43,818	956,853

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Segment results (continued)
Year ended 30th June, 2002

	2001 HK$'000	2002 HK$'000
Segment results		
– Operations	798,221	399,115
– Impairment loss on a hotel property under development	(290,000)	–
	508,221	399,115
Interest and other income	38,569	54,640
Unallocated corporate expenses	(50,366)	(58,098)
Profit from operations	496,424	395,657
Profit on disposal of interest in a jointly controlled entity	381,832	191,385
Finance costs	(767,550)	(781,836)
Share of results of		
– jointly controlled entities	205,394	513,920
– associates	19,426	43,818
Profit before taxation	335,526	362,944
Taxation	(26,509)	(13,355)
Profit before minority interests	309,017	349,589
Minority interests	(3,507)	(9,799)
Net profit for the year	305,510	339,790

Assets and Liabilities
At 30th June, 2002

	Assets				Liabilities
	Company and subsidiaries HK$'000	Interests in jointly controlled entities HK$'000	Interests in associates HK$'000	Consolidated total assets HK$'000	Consolidated total liabilities HK$'000
Infrastructure projects	2,448	8,207,859	10,671	8,220,978	22,351
Property investment	6,019,283	–	29,540	6,048,823	102,184
Hotel operations	636,710	–	40,686	677,396	25,831
Restaurant and catering	21,225	–	–	21,225	10,223
Construction	137,037	–	10,560	147,597	222,633
Other operations	687,314	435,517	342	1,123,173	20,513
Segment assets/liabilities	7,504,017	8,643,376	91,799	16,239,192	403,735
Restricted bank deposits				5,086,602	–
Unsecured notes payable				–	4,501,724
Other assets/liabilities				1,799,233	4,404,880
				23,125,027	9,310,339

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Assets and Liabilities (continued)

At 30th June, 2001

	Assets				Liabilities
	Company and subsidiaries HK$'000	Interests in jointly controlled entities HK$'000	Interests in associates HK$'000	Consolidated total assets HK$'000	Consolidated total liabilities HK$'000
Infrastructure projects	3,791	13,987,195	10,654	14,001,640	3,574
Property investment	6,403,521	–	27,113	6,430,634	106,836
Hotel operations	621,062	–	55,874	676,936	20,261
Restaurant and catering	17,811	–	–	17,811	10,044
Construction	148,907	–	6,794	155,701	269,681
Other operations	528,908	658,844	342	1,188,094	52,773
Segment assets/liabilities	7,724,000	14,646,039	100,777	22,470,816	463,169
Unsecured notes payable				–	4,408,847
Other assets/liabilities				1,723,344	5,343,566
				24,194,160	10,215,582

At the balance sheet date, the Group's total assets less current liabilities and the Group's net current liabilities amounted to HK$18,210,616,000 (2001: HK$21,988,826,000) and HK$876,738,000 (2001: HK$1,330,648,000) respectively.

Other Information

	2001				2002			
	Capital additions HK$'000	Depreciation and amortisation HK$'000	Impairment losses recognised in income statement HK$'000	Other non-cash expenses HK$'000	Capital additions HK$'000	Depreciation and amortisation HK$'000	Impairment losses recognised in income statement HK$'000	Other non-cash expenses HK$'000
Infrastructure projects	313	36,585	–	–	221	40,599	–	–
Property investment	4,247	4,906	–	13,365	7,142	2,973	–	1,372
Hotel operations	25,068	306	290,000	–	2,388	418	–	410
Restaurant and catering	4,764	8,091	–	–	3,260	1,700	–	96
Construction	277	1,191	–	3	693	1,197	–	18

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Geographical Segments

The Group's property investment, hotel operations, restaurant and catering, and construction activities are carried out in Hong Kong. All the infrastructure project investments are located in other regions in the People's Republic of China (the "PRC"). The following table provides an analysis of the Group's turnover and contribution to profit from operations by geographical market:

	Turnover by geographical market		Contribution to profit from operations	
	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000
Hong Kong	1,132,465	881,345	221,436	198,695
Other regions in the PRC	613,040	251,138	578,007	219,044
Republic of Malta	–	–	(290,000)	(12,330)
Other regions	4,598	–	(13,019)	(9,752)
	1,750,103	1,132,483	496,424	395,657

The following is an analysis of the carrying amounts of segment assets and additions to investment properties and property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to investment properties, property, plant and equipment	
	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000
Hong Kong	7,568,908	7,290,549	11,127	14,145
Other regions in the PRC	14,706,449	8,732,124	–	–
Republic of Malta	134,227	147,478	–	–
Other regions	61,232	69,041	–	–
	22,470,816	16,239,192	11,127	14,145

6. OTHER OPERATING INCOME

	2001 HK$'000	2002 HK$'000
Included in other operating income are the following:		
Interest from bank deposits	–	54,018
Dividend from unlisted investments	–	467
Gain on repurchase of notes	22,791	620
Exchange gains	17,442	–

7. PROFIT FROM OPERATIONS

	2001 HK$'000	2002 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Auditors' remuneration	4,457	4,328
Depreciation of property, plant and equipment	15,908	7,636
Amortisation of cost of investment in jointly controlled entities	36,543	40,504
Allowances for doubtful trade receivables	13,109	1,896
Rentals in respect of properties under operating leases	500	624
Staff costs (including directors' emoluments)	214,290	206,815
Exchange losses	–	65
Rental income in respect of land and buildings under operating leases, less outgoings of HK$112,590,000 (2001: HK$115,006,000)	(245,699)	(234,842)

8. PROFIT ON DISPOSAL OF INTEREST IN A JOINTLY CONTROLLED ENTITY

The agreement for the disposal of Shenzhen Huanghe Real Estate Development Company Limited, the jointly controlled entity undertaking a property development project in Huanggang, Shenzhen of the PRC, which was entered into in the prior year, has become effective during the year. The disposal has resulted in a profit before taxation of HK$191,385,000 which has been recognised in the current year.

The prior year's profit on disposal of a jointly controlled entity was derived from the disposal of the Group's 25% interest in Shunde Municipal Shunhope Highway Construction Company Limited, the entity undertaking a highway project in Shunde, the PRC.

9. FINANCE COSTS

	2001 HK$'000	2002 HK$'000
Interest expenses		
Interest on:		
Bank loans and overdrafts	352,797	124,911
Notes		
– wholly payable within five years	154,917	447,178
– not wholly payable within five years	313,630	–
Other loans wholly payable within five years	30,890	33,021
Warranties wholly payable within five years	27,296	–
Total interest	879,530	605,110
Less: Amount borne by a jointly controlled entity	(126,456)	–
Amounts capitalised on:		
Infrastructure projects	(19,613)	(6,000)
Properties under development	(7,424)	–
	726,037	599,110
Other finance costs		
Premium on early redemption of notes	–	112,528
Note issue expenses amortised	17,260	56,720
Loan arrangement fees and bank charges	24,253	13,478
	41,513	182,726
	767,550	781,836

10. TAXATION

	2001 HK$'000	2002 HK$'000
The (charge) credit comprises:		
The Company and subsidiaries		
Hong Kong profits tax		
Current year's provision	(571)	(2,644)
Overprovision in prior years	1,200	–
Taxation elsewhere		
Current year's provision	(14,406)	(23,168)
Overprovision in prior years	5,287	83,712
	(8,490)	57,900
Jointly controlled entities		
Taxation elsewhere	(9,457)	(7,194)
Deferred taxation	–	(54,900)
	(9,457)	(62,094)
Associates		
Hong Kong profits tax	(877)	(864)
Taxation elsewhere	(7,685)	(8,297)
	(8,562)	(9,161)
	(26,509)	(13,355)

Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits for the year. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

During the year, the agreement by a joint venture partner of a jointly controlled entity undertaking an infrastructure project to be responsible for payment of the PRC withholding tax payable on the interest income derived by the Group from advances made to this entity has been finalised. Potential withholding tax amounted to a total of approximately HK$83.7 million previously provided for has been written back in the current year.

Deferred tax has not been provided on the increase or decrease arising on revaluation of investment properties as the profits or losses arising from disposal of these assets would not be subject to taxation. Accordingly, the valuation increase or decrease does not constitute a timing difference for deferred tax purposes.

Deferred taxation has not been accounted for by the Group as there are no material timing differences.

11. DIVIDENDS

	2001 HK$'000	2002 HK$'000
Dividend paid		
Interim: HK 6 cents (2001: HK 5 cents) per share	43,799	52,559
Dividend proposed		
Final: HK 7 cents (2001: HK 7 cents) per share	61,319	61,319
Special: HK 30 cents (2001: Nil) per share	–	262,794
	105,118	376,672

The final dividend of HK 7 cents (2001: HK 7 cents) per share and the special dividend of HK 30 cents (2001: Nil) per share have been proposed by the directors and are subject to approval by the shareholders in general meeting.

12. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the year of HK$339,790,000 (2001: HK$305,510,000) and on 875,982,121 (2001: 875,982,121) ordinary shares in issue during the year.

Diluted earnings per share for the current year is not shown because the exercise price of the share options granted by the Company was higher than the average market price for shares for the year. The Company had no dilutive potential ordinary shares outstanding during the year ended 30th June, 2001.

13. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

(a) Directors' emoluments

	The Group	
	2001 HK$'000	2002 HK$'000
Directors' fees	410	480
Basic salaries, allowances and benefits-in-kind	9,780	12,851
Performance related bonus	–	960
Contributions to provident funds	22	56
	10,212	14,347

Emoluments of the directors are within the following bands:

HK$	2001 Number of directors	2002 Number of directors
Nil – 1,000,000	8	7
1,000,001 – 1,500,000	2	4
1,500,001 – 2,000,000	3	5
2,500,001 – 3,000,000	1	–

Other than fees of HK$150,000 (2001: HK$158,000) paid/payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company, including an employee who has become a director of the Company during the year. The emoluments of these five individuals for the year are analysed below:

	The Group	
	2001 HK$'000	2002 HK$'000
Directors' fees	160	110
Basic salaries, allowances and benefits-in-kind	8,891	8,313
Performance related bonus	100	810
Contributions to provident funds	28	50
	9,179	9,283

The emoluments of these five individuals are within the following bands:

HK$	2001 Number of individuals	2002 Number of individuals
1,000,001 – 1,500,000	1	–
1,500,001 – 2,000,000	3	4
2,000,001 – 2,500,000	–	1
2,500,001 – 3,000,000	1	–

14. INVESTMENT PROPERTIES

	The Group	
	2001 HK$'000	2002 HK$'000
Investment properties at valuation		
At beginning of the year	6,357,500	6,384,800
Additions during the year	4,567	4,379
Construction cost adjustment	(18,082)	(4,326)
Revaluation increase (decrease)	40,815	(398,553)
At end of the year	6,384,800	5,986,300

	2001 HK$'000	2002 HK$'000
The net book value of the Group's investment properties comprises:		
Land and buildings in Hong Kong on		
Long leases	3,270,000	3,017,000
Medium-term leases	3,114,800	2,969,300
	6,384,800	5,986,300

The Group's investment properties were revalued at 30th June, 2002 on an open market value basis by FPDSavills (Hong Kong) Limited, an independent firm of professional property valuers. The decrease arising on revaluation has been charged to the investment property revaluation reserve (note 28).

Investment properties of the Group with an aggregate carrying value of approximately HK$4,249 million (2001: HK$4,750 million) were rented out under operating leases at the balance sheet date.

15. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings		Power plant (note b) HK$'000	Other assets HK$'000	Total HK$'000
	Hotel property HK$'000	Other properties HK$'000			
THE GROUP					
COST					
At 1st July, 2001	474,872	31,094	2,303,407	345,653	3,155,026
Additions	–	–	–	9,766	9,766
Disposals	–	–	–	(35,853)	(35,853)
At 30th June, 2002	**474,872**	**31,094**	**2,303,407**	**319,566**	**3,128,939**
DEPRECIATION AND IMPAIRMENT					
At 1st July, 2001	–	7,552	1,703,348	325,141	2,036,041
Provided for the year	–	584	–	7,052	7,636
Eliminated on disposals	–	–	–	(34,145)	(34,145)
At 30th June, 2002	–	**8,136**	**1,703,348**	**298,048**	**2,009,532**
NET BOOK VALUES					
At 30th June, 2002	**474,872**	**22,958**	**600,059**	**21,518**	**1,119,407**
At 30th June, 2001	474,872	23,542	600,059	20,512	1,118,985

Notes:

(a) The land and buildings of the Group are situated in Hong Kong on medium-term leases.

(b) The power plant, referred to as the Tanjung Jati B Power Station, is located in Central Java, Indonesia and its development has been suspended. The cost of the power plant includes the cost of land sites situated in Indonesia held on medium-term leases amounted to approximately HK$146 million (2001: HK$146 million). The title of certain land sites for the plant have not yet been transferred to the Group. Impairment loss on the power plant amounted to HK$1,703 million has been recognised in prior years.

16. INTERESTS IN SUBSIDIARIES

	The Company	
	2001 HK$'000	2002 HK$'000
Unlisted shares		
At cost less impairment	162,103	147,162
At directors' 1972 valuation less amounts written off	12,245	12,245
	174,348	159,407
Amounts due from subsidiaries less allowances	13,231,676	13,260,814
	13,406,024	13,420,221

Details of the principal subsidiaries are set out in note 38.

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2001 HK$'000	2002 HK$'000
Road and property projects in the PRC		
Unlisted investments, at cost	5,888,359	5,814,422
Share of post acquisition reserves	342,523	659,339
Loans to jointly controlled entities	8,086,666	1,898,214
Less: Accumulated amortisation	(123,612)	(164,116)
	14,193,936	8,207,859
Property development project in Macau		
Unlisted investments, at cost	4,850	4,850
Share of post acquisition reserves	(41,911)	(43,585)
Loan to a jointly controlled entity	489,164	474,252
	452,103	435,517
	14,646,039	8,643,376
Less: Loan due within one year included in current assets (note 24)	(77,176)	(53,474)
	14,568,863	8,589,902

	The Company	
	2001 HK$'000	2002 HK$'000
Loan to a jointly controlled entity	107,037	–

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

Notes:

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) **Superhighway project in Guangdong Province**

A subsidiary, Hopewell China Development (Superhighway) Limited, entered into a joint venture contract and supplemental agreements with The Guangdong Provincial Highway Construction Company for the construction, operation and management of the Guangzhou-Shenzhen-Zhuhai superhighway (the "Superhighway") in Guangdong Province of the PRC in three phases which are undertaken by a co-operative joint venture company established in the PRC named Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GSZ Superhighway"). The terms of co-operation of each phase of the Superhighway shall be 30 years from the official opening date of each phase. At the end of the co-operation period, all the immovable assets and facilities of GSZ Superhighway relating to each phase will revert to the PRC partner without compensation.

Phase I of the Superhighway ("Guangzhou-Shenzhen Superhighway")

The Group's entitlement to the profit of the toll operations of Guangzhou-Shenzhen Superhighway is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the joint venture period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath the superhighway for a period of 30 years commencing on the date of completion of Guangzhou-Shenzhen Superhighway.

GSZ Superhighway has also been granted the rights to develop parcels of land within certain interchanges of Guangzhou-Shenzhen Superhighway for sale or rental with certain land premium to be waived. Detail terms of such grant have yet to be finalised.

The registered capital contributed and advances made to GSZ Superhighway by the Group totalling approximately HK$1,085 million (2001: HK$6,953 million) carry interest at commercial lending rates. Guangzhou-Shenzhen Superhighway was officially opened in July 1997.

Financial information regarding GSZ Superhighway is set out below:

Operating results

	Year ended 30th June,	
	2001 RMB'000	2002 RMB'000
Turnover	1,766,880	1,892,137
Depreciation	138,465	148,044
Profit from ordinary activities before taxation	488,121	1,018,010
Profit from ordinary activities before taxation attributable to the Group	244,060	509,005

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

(a) Superhighway project in Guangdong Province *(continued)*

Phase I of the Superhighway ("Guangzhou-Shenzhen Superhighway") (continued)

Assets and liabilities	At 30th June, 2001 RMB'000	At 30th June, 2002 RMB'000
Non-current assets		
Toll roads and other assets	11,691,227	11,452,574
Non-current liabilities		
Loans from joint venture partners	(6,757,736)	(468,162)
Bank borrowings	(3,223,153)	(8,508,180)
Other long-term liabilities	(736,220)	(458,576)
Registered capital contributed by a joint venture partner	(744,963)	(742,646)
Current assets	552,974	412,711
Current liabilities	(347,385)	(465,605)

Phases II and III of the Superhighway ("Guangzhou-Zhuhai Superhighway")

The rights and interests in the development of Phases II and III of the Superhighway were transferred to another subsidiary, Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HGZ Superhighway"), free of any payment.

Under the joint venture contract entered into with The Guangdong Provincial Highway Construction Company, Guangzhou-Zhuhai Superhighway will be developed in three phases through a jointly controlled entity to be established for this purpose. The co-operation period of Phase I of Guangzhou-Zhuhai Superhighway will be 30 years from the date on which the business licence of the jointly controlled entity is granted. The co-operation period of Phases II and III of Guangzhou-Zhuhai Superhighway will be 30 years from the respective commencement dates of the construction works for these phases. During the co-operation period of Phase I, HGZ Superhighway is entitled to 50% of the operating surplus of the jointly controlled entity arising from this phase after repayment of its borrowings. At the end of the co-operation period, all the immovable assets of the jointly controlled entity and facilities of the project will revert to the PRC partner without compensation. Detailed terms for development of Phases II and III of Guangzhou-Zhuhai Superhighway are yet to be agreed by the parties concerned. The joint venture contract is subject to approval by the relevant PRC authorities.

(b) Highway project in Shunde

A subsidiary, Hopewell Shunde Roads Limited ("Hopewell Shunde"), entered into joint venture contracts with a PRC party for the construction and operation of a highway system in Shunde, the PRC, which are undertaken by a co-operative joint venture company established in the PRC named Shunde Municipal Shunhope Highway Construction Company Limited ("Shunde Shunhope"). The co-operation period is 33 years from 23rd August, 1993, comprising a construction period of 3 years and an operation period of 30 years. The Group is entitled to share 25% of the operating surplus of Shunde Shunhope after repayment of its borrowings and repatriation of registered capital. The highway was officially opened in August 1996.

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(c) Ring Road project in Guangzhou

A subsidiary, Hopewell Guangzhou Ring Road (Hong Kong) Limited, entered into a joint venture contract with a PRC party for the construction, operation and management of Guangzhou East-South-West Ring Road, which are undertaken by a co-operative joint venture company established in the PRC named Guangzhou E-S-W Ring Road Company Limited ("Guangzhou Ring Road"). The rights and obligations of Hopewell Guangzhou Ring Road (Hong Kong) Limited were subsequently transferred to another subsidiary, Hopewell Guangzhou Ring Road Limited ("Hopewell Ring Road"). Hopewell Ring Road entered into agreements with a subsidiary of Cheung Kong Infrastructure Holdings Limited, named CKI Guangzhou Ring Roads Limited ("CKI Ring Roads") and the PRC party under which Hopewell Ring Road, CKI Ring Roads and the PRC party have agreed to finance the construction of Guangzhou East-South-West Ring Road. The co-operation period shall be approximately 30 years commencing from January 2002.

The Group is entitled to 45% of the operating surplus of Guangzhou Ring Road for the initial ten years of the co-operation period and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining ten years of the co-operation period. The ring road was officially opened in January 2002.

The advances made to Guangzhou Ring Road by the Group totalling approximately HK$957 million (2001: HK$1,243 million) are unsecured and interest free and are repayable out of the net cash surplus from the operations of the joint venture company.

(d) National Highway 105 project in Shunde

A subsidiary, Hopewell Shunde Highway 105 Limited, has entered into joint venture contracts with certain PRC parties for the widening and upgrading of the existing National Highway 105 in Shunde, the PRC, which are undertaken by a co-operative joint venture company established in the PRC named Shunde Municipality Shunda Highway Company Limited ("Shunde Shunda"). The co-operation period is 29 years from 31st December, 1997 comprising a construction period of 3 years and an operation period of 26 years. The Company is entitled to a share of 30% of the operating surplus of Shunde Shunda after repayment of its borrowings and repatriation of registered capital. The highway was officially opened in January 2001.

(e) Property development project in Macau

The unlisted investment represents the Group's 50% interest in Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), a limited company incorporated and operating in Macau which is engaging principally in property development. The advances made to Nova Taipa by the Group totalling approximately HK$474 million (2001: HK$489 million) which are unsecured with no fixed repayment terms, carried interest at commercial lending rates up to 31st December, 2001 and are interest free thereafter.

18. INTERESTS IN ASSOCIATES

	The Group	
	2001 HK$'000	2002 HK$'000
Share of net assets	116,254	92,053
Amounts due from associates	2,323	6,292
	118,577	98,345

	The Company	
	2001 HK$'000	2002 HK$'000
Unlisted shares and investments, at cost	12,959	7,939
Less: Impairment loss recognised	(2,750)	(2,250)
Amounts due from associates	1,951	5,886
	12,160	11,575

Details of the principal associates are set out in note 39.

19. OTHER INVESTMENTS

	The Group		The Company	
	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000
BERTS concession (Note)				
Development expenditure, at cost	5,313,000	5,313,000	–	–
Less: Impairment loss recognised	(5,313,000)	(5,313,000)	–	–
	–	–	–	–
Investment securities				
Unlisted equity investments, at cost	131,110	131,008	3,000	3,000
Less: Impairment loss recognised	(90,951)	(90,951)	–	–
	40,159	40,057	3,000	3,000
	40,159	40,057	3,000	3,000

Note:

A subsidiary, Hopewell (Thailand) Limited ("HTL"), entered into a concession agreement with The Ministry of Transport and Communications of Thailand ("MOTC") and The State Railway of Thailand ("SRT") for the construction and operation of an elevated road and train system within the Bangkok Metropolitan area known as the Bangkok Elevated Road and Train System ("BERTS") and for the development of commercial and residential properties along the concession area. The Group has received notices of termination of the concession agreement from MOTC which has been disputed by HTL. Details of the disputes are set out in note 37(b).

20. LONG-TERM RECEIVABLES

	The Group	
	2001 HK$'000	2002 HK$'000
Loans receivable	356,055	448,154
Interest receivable	–	24,674
Proceeds on disposal of a jointly controlled entity	–	257,593
	356,055	730,421
Less: Amounts due within one year included in current assets		
Loans receivable (note 24)	(17,912)	(122,257)
Proceeds on disposal of a jointly controlled entity (note 23)	–	(20,159)
	338,143	588,005

21. RESTRICTED/PLEDGED BANK DEPOSITS

	The Group	
	2001 HK$'000	2002 HK$'000
Pledged bank deposits	87,376	95,504
Restricted bank deposits (Note)	–	5,086,602
	87,376	5,182,106
Less: Current portion of restricted bank deposits included in current assets	–	(3,349,259)
	87,376	1,832,847

Note:

Restricted bank deposits consist of deposits placed with the trustee for the noteholders as funds held in trust specifically for the benefits of the noteholders under the covenant defeasance effected in accordance with the terms of the notes (note 29).

22. INVENTORIES

	The Group	
	2001 HK$'000	2002 HK$'000
Hotel and restaurant inventories	9,958	9,696
Construction materials	359	–
	10,317	9,696

The cost of inventories recognised as an expense during the year amounted to approximately HK$70,522,000 (2001: HK$75,011,000).

23. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	The Group	
	2001 HK$'000	2002 HK$'000
Receivables aged		
0 – 30 days	81,910	67,223
31 – 60 days	6,936	29,672
Over 60 days	7,685	7,670
Proceeds on disposal of a jointly controlled entity (note 20)	–	20,159
Retentions receivable	34,023	33,928
	130,554	158,652

24. LOANS RECEIVABLE – CURRENT PORTION

	The Group	
	2001 HK$'000	2002 HK$'000
Loan to a jointly controlled entity (note 17)	77,176	53,474
Other loans receivable (note 20)	17,912	122,257
	95,088	175,731

25. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	The Group	
	2001 HK$'000	2002 HK$'000
Contract costs incurred	593,848	928,379
Recognised profits less losses	22,172	5,893
	616,020	934,272
Less: Progress billings received and receivable	(646,333)	(938,024)
	(30,313)	(3,752)
Represented by:		
Due from customers included in current assets	4,520	11,927
Due to customers included in current liabilities	(34,833)	(15,679)
	(30,313)	(3,752)

At 30th June, 2002, retentions held by customers and advances received from customers for contract work amounted to approximately HK$34 million (2001: HK$34 million) and HK$9 million (2001: HK$9 million) respectively.

26. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	The Group	
	2001 HK$'000	2002 HK$'000
Payables due		
0 – 30 days	184,586	198,443
31 – 60 days	171,378	174,682
Over 60 days	155,534	125,850
Retentions payable	32,660	32,761
Development expenditure payable (Note)	685,033	693,218
	1,229,191	1,224,954

Note:

The development expenditure payable represents construction and plant costs incurred by certain subsidiaries of the Company in connection with the Group's overseas infrastructure projects, the development of which has been suspended. Payments for the expenditure are overdue and have been withheld by the subsidiaries pending the outcome of negotiations currently undertaken to recover the costs of investments in these projects.

27. SHARE CAPITAL

	The Group and the Company	
	Number of shares 2002 & 2001 '000	Nominal value 2002 & 2001 HK$'000
Ordinary shares of HK$2.50 each		
Authorised	1,200,000	3,000,000
Issued and fully paid	875,982	2,189,955

There were no changes in the share capital of the Company for the two years ended 30th June, 2002.

During the year, the Company granted options, at nominal considerations, to certain directors and employees of the Group to subscribe for a total of 8,300,000 ordinary shares in the Company at the exercise price of HK$6.15 per share. The options are exercisable in the following manner:

Maximum proportion of option exercisable including the proportion of option previously exercised	Exercisable period
1/3	From the expiry of 6 months from the date of grant of option up to 18 months from the date of grant
2/3	From the expiry of 18 months from the date of grant of option up to 30 months from the date of grant
3/3	From the expiry of 30 months from the date of grant of option up to 42 months from the date of grant

The date of grant of option referred to above represents the date on which the option was accepted by the grantee.

Save as disclosed above, no option was granted, exercised, cancelled or lapsed during the year.

28. RESERVES

	Share premium HK$'000	Investment property revaluation reserve HK$'000	Capital reserve HK$'000	Exchange equalisation reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP							
At 1st July, 2000							
– as previously stated	8,508,890	2,612,053	12,711	4,399	–	314,627	11,452,680
– prior period adjustments (note 2)	–	–	70,285	–	52,559	(43,696)	79,148
– as restated	8,508,890	2,612,053	82,996	4,399	52,559	270,931	11,531,828
Final dividend for year ended 30/6/2000 paid	–	–	–	–	(52,559)	–	(52,559)
Revaluation increase	–	40,815	–	–	–	–	40,815
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	(8,843)	–	–	(8,843)
Share of reserves of jointly controlled entities and associates	–	–	–	(31)	–	–	(31)
Reserve realised on disposal of subsidiaries and jointly controlled entity	–	–	14	2,660	–	–	2,674
Net profit for the year	–	–	–	–	–	305,510	305,510
Interim dividend paid	–	–	–	–	–	(43,799)	(43,799)
Final dividend proposed	–	–	–	–	61,319	(61,319)	–
At 30th June, 2001	8,508,890	2,652,868	83,010	(1,815)	61,319	471,323	11,775,595
Final dividend for year ended 30/6/2001 paid	–	–	–	–	(61,319)	–	(61,319)
Revaluation decrease	–	(398,553)	–	–	–	–	(398,553)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	2,148	–	–	2,148
Share of reserves of jointly controlled entities and associates	–	–	–	(837)	–	–	(837)
Net profit for the year	–	–	–	–	–	339,790	339,790
Interim dividend paid	–	–	–	–	–	(52,559)	(52,559)
Final dividend proposed	–	–	–	–	61,319	(61,319)	–
Special dividend proposed	–	–	–	–	262,794	(262,794)	–
At 30th June, 2002	**8,508,890**	**2,254,315**	**83,010**	**(504)**	**324,113**	**434,441**	**11,604,265**
THE COMPANY							
At 1st July, 2000							
– as previously stated	8,508,890	–	9,872	–	–	525,106	9,043,868
– prior period adjustment (note 2)	–	–	–	–	52,559	–	52,559
– as restated	8,508,890	–	9,872	–	52,559	525,106	9,096,427
Final dividend for year ended 30/6/2000 paid	–	–	–	–	(52,559)	–	(52,559)
Net profit for the year	–	–	–	–	–	39,901	39,901
Interim dividend paid	–	–	–	–	–	(43,799)	(43,799)
Final dividend proposed	–	–	–	–	61,319	(61,319)	–
At 30th June, 2001	8,508,890	–	9,872	–	61,319	459,889	9,039,970
Final dividend for year ended 30/6/2001 paid	–	–	–	–	(61,319)	–	(61,319)
Net profit for the year	–	–	–	–	–	246,559	246,559
Interim dividend paid	–	–	–	–	–	(52,559)	(52,559)
Final dividend proposed	–	–	–	–	61,319	(61,319)	–
Special dividend proposed	–	–	–	–	262,794	(262,794)	–
At 30th June, 2002	**8,508,890**	**–**	**9,872**	**–**	**324,113**	**329,776**	**9,172,651**

Included above is the Group's share of post-acquisition reserves of jointly controlled entities, as follows:

At 30th June, 2002	**–**	**–**	**–**	**(259)**	**–**	**722,930**	**722,671**
At 30th June, 2001	–	–	–	1,246	–	299,368	300,614

Included above is the Group's share of post-acquisition reserves of associates, as follows:

At 30th June, 2002	**–**	**25,273**	**–**	**24,853**	**–**	**33,364**	**83,490**
At 30th June, 2001	–	25,273	–	24,185	–	53,706	103,164

The Company's total distributable reserves at 30th June, 2002 represent retained profits and dividend reserve of HK$329,776,000 (2001: HK$459,889,000) and HK$324,113,000 (2001: HK$61,319,000) respectively.

29. LONG-TERM BORROWINGS

	The Group	
	2001 HK$'000	2002 HK$'000
Unsecured notes payable (Note)		
Principal amount	4,493,541	4,415,541
Premium on early redemption of notes accrued	–	112,528
Less: Unamortised note issue expenses	(84,694)	(26,345)
	4,408,847	4,501,724
Secured bank loans payable		
within one year	194,825	289,776
between one and two years	448,625	400,499
between two and five years	1,734,218	1,751,569
after five years	993,600	501,000
	3,371,268	2,942,844
Other unsecured loans payable between two and five years	46,234	46,880
	7,826,349	7,491,448
Less: Portion due within one year included in current liabilities		
Unsecured notes payables	–	(2,902,341)
Premium on early redemption of notes	–	(112,528)
Less: Unamortised note issue expenses	–	13,252
	–	(3,001,617)
Secured bank loans	(194,825)	(289,776)
	(194,825)	(3,291,393)
	7,631,524	4,200,055

Note:

The balance represents:

	The Group	
	2001 HK$'000	2002 HK$'000
Principal amount of the notes payable		
within one year	–	2,902,341
between two and five years	1,513,200	1,513,200
after five years	2,980,341	–
	4,493,541	4,415,541

The unsecured notes were issued by a subsidiary, Guangzhou-Shenzhen Superhighway (Holdings) Ltd., at a consideration comprising 99.622% of an aggregate principal of US$200 million ("2004 Notes") and 99.349% of an aggregate principal of US$400 million ("2007 Notes"). The 2004 Notes and 2007 Notes carry interest at 9.875% per annum and 10.25% per annum respectively which are payable semi-annually in arrears on 15th February and 15th August of each year.

The 2004 Notes and 2007 Notes will mature on 15th August, 2004 and 15th August, 2007 respectively at 100% of their principal amount, unless redeemed earlier pursuant to the terms of the relevant notes. The 2004 Notes shall be redeemed on their maturity date. The 2007 Notes are redeemable at the option of the issuer at any time on or after 15th August, 2002, in whole or in part, at the following redemption prices plus accrued interest:

Year	Redemption price
2002	105.1250%
2003	102.5625%
2004 and thereafter	100.0000%

29. LONG-TERM BORROWINGS *(continued)*

The aggregate principal value of notes outstanding at 30th June, 2002 is approximately US$566.1 million (2001: US$593.6 million). The Group's liability shown above is presented net of notes with an aggregate principal value of approximately US$10 million (2001: US$17.5 million) repurchased during the year.

During the year, the Group's jointly controlled entity, Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd. repaid the loans advanced by the Group amounting to an aggregate of approximately US$684 million. The Group has effected a covenant defeasance by placing a sum with the trustee of the 2004 Notes and 2007 Notes sufficient for the repayment of the outstanding note principals together with interests payable under the notes. The Group has also resolved to exercise the option to early redeem in August 2002 the notes due in 2007 with an aggregate outstanding principal of approximately US$372 million pursuant to the terms of the notes.

30. WARRANTY LIABILITIES

	The Group		The Company	
	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000
Warranties payable (Note a)				
Within one year	78,000	–	78,000	–
Between one and two years	78,000	–	78,000	–
Between two and five years	78,000	–	78,000	–
	234,000	–	234,000	–
Warranty provisions at beginning and end of the year (Note b)	164,059	164,059	–	–
	398,059	164,059	234,000	–
Less: Portion due within one year included in current liabilities	(78,000)	–	(78,000)	–
	320,059	164,059	156,000	–

Notes:

(a) The warranties payable, which carried interest at 10% per annum, were fully settled during the year.

(b) The warranty provisions represent management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under the warranties given in connection with the disposal of subsidiaries in prior years and, in the opinion of management, are not expected to be payable within one year from the balance sheet date. Accordingly, the provisions are classified as non-current liabilities.

Circumstances giving rise to these liabilities are detailed in note 37(a).

31. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

32. AMOUNTS DUE TO ASSOCIATES

The amounts due to associates are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

33. RECONCILIATION OF PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 HK$'000	2002 HK$'000
Profit from ordinary activities before taxation	335,526	362,944
Share of results of jointly controlled entities and associates	(224,820)	(557,738)
Interest income from		
jointly controlled entities	(519,616)	(202,157)
bank deposits	–	(54,018)
Dividend from unlisted investments	–	(467)
Interest expenses less amounts capitalised and amount borne by a jointly controlled entity	726,037	599,110
Premium on early redemption of notes	–	112,528
Notes issue expenses amortised	17,260	56,720
Depreciation of property, plant and equipment	15,908	7,636
Profit on disposal of interest in a jointly controlled entity	(381,832)	(191,385)
Impairment loss on a hotel property under development	290,000	–
Amortisation of cost of investment in jointly controlled entities	36,543	40,504
Loss (gain) on disposal of property, plant and equipment	2,141	(495)
Gain on repurchase of notes	(22,791)	(620)
Decrease in inventories	1,838	621
Decrease in properties for sale	1,488	–
Decrease in trade and other receivables, deposits and prepayments	138,417	15,261
(Decrease) increase in trade and other payables and rentals and other deposits	(323,314)	18,260
Increase in amounts due from customers for contract work	(4,520)	(7,407)
Decrease in amounts due to customers for contract work	(57,033)	(19,154)
NET CASH INFLOW FROM OPERATING ACTIVITIES	31,232	180,143

34. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Warranty liabilities HK$'000	Long-term borrowings and short-term loans not within three months of maturity* HK$'000
Balance at 1st July, 2000	475,899	10,540,831
Exchange adjustments	160	(4,068)
Net cash outflow from financing activities	(78,000)	(2,376,883)
Gain on repurchase of notes	–	(22,791)
Notes issue expenses charged to income statement	–	17,260
Balance at 30th June, 2001	398,059	8,154,349
Exchange adjustments	–	10,392
Net cash outflow from financing activities	(234,000)	(736,921)
Gain on repurchase of notes	–	(620)
Notes issue expenses charged to income statement	–	56,720
Balance at 30th June, 2002	**164,059**	**7,483,920**

	2001 HK$'000	2002 HK$'000
* Included in:		
Long-term borrowings	7,826,349	7,378,920
Short-term bank loans	328,000	105,000
	8,154,349	7,483,920

35. CHARGES ON ASSETS AND OPTIONS TO ACQUIRE SHARES IN A SUBSIDIARY

(a) At the balance sheet date, the Group's investments in certain jointly controlled entities engaging in the development of infrastructure projects were pledged to the lenders to secure the bank loan facilities to the extent of approximately HK$607 million (2001: HK$1,190 million) granted to the Group and the jointly controlled entities to finance the development of such projects.

(b) Other credit facilities of the Group to the extent of approximately HK$3,072 million (2001: HK$2,934 million) were secured by mortgages or charges on the Group's properties, bank deposits and other assets with an aggregate carrying value of approximately HK$6,772 million (2001: HK$7,186 million). At the balance sheet date, such facilities were utilised to the extent of approximately HK$2,451 million (2001: HK$2,765 million).

(c) The amounts due by certain subsidiaries to their holding companies totalling approximately HK$7,226 million (2001: HK$6,905 million) at the balance sheet date have been subordinated to the bank borrowings of the Group.

(d) Under an arrangement in connection with the credit facilities granted to the Group in prior years, the Group has granted an option, at nominal consideration, to the lender to purchase to the extent of 5% of the interests in a subsidiary which acts as the holding company of subsidiaries operating principally in the PRC. The option is only exercisable upon the future successful public flotation of this subsidiary at a price per share which would be the same as the share price of the subsidiary's shares available for public subscription.

36. PROJECT COMMITMENTS

At the balance sheet date, companies in the Group had outstanding commitments as follows:

(a) Guangzhou-Zhuhai Superhighway, the PRC

As detailed in note 17(a), a subsidiary has undertaken the development of Guangzhou-Zhuhai Superhighway through a jointly controlled entity to be established in the PRC. The estimated total development expenditure for Phase I of Guangzhou-Zhuhai Superhighway amounted to approximately RMB1,680 million of which RMB294 million will be provided by the Group. Up to the balance sheet date, development expenditure of approximately RMB134 million (2001: RMB134 million) has been incurred by the Group for this project.

(b) National Highway 105 in Shunde, the PRC

As detailed in note 17(d), a subsidiary has undertaken the development of National Highway 105 through a jointly controlled entity established in the PRC. During the year, the subsidiary entered into a preliminary agreement to develop Phase III of the highway at the cost of approximately RMB280 million, of which RMB28 million will be provided by the Group. The preliminary agreement is subject to approval by the relevant PRC authorities.

(c) Power Station Project in the Republic of Indonesia

A subsidiary has undertaken the development of the Tanjung Jati B Power Station in Indonesia. The total development cost is estimated to be approximately HK$13,687 million. Development expenditure and project costs incurred up to the balance sheet date amounted to approximately HK$3,163 million (2001: HK$3,163 million). The Group has issued a notice to P.T. PLN (Persero), an electricity company operating in Indonesia, of the occurrence of certain Events of Force Majeure under the terms of the power purchase agreement. The development of this project has been temporarily suspended.

36. PROJECT COMMITMENTS *(continued)*

(d) Other investments

(i) A subsidiary has agreed to provide funds to the extent of HK$800 million to a jointly controlled entity for the development of its property development project. At the balance sheet date, funds advanced by the subsidiary to the jointly controlled entity amounted to approximately HK$474 million (2001: HK$489 million). As at that date, the Group's share of the commitment of the jointly controlled entity in respect of property development expenditure, which was contracted but not provided for in the financial statements, amounted to approximately HK$33,933,000 (2001: HK$374,000).

(ii) Certain subsidiaries have also agreed to undertake the development of the commercial and residential properties in Machong county of Dongguan, the PRC, subject to approval by the relevant authority and/or the signing of formal project agreements, the terms and conditions of which are yet to be finalised.

(e) Property development expenditures

	The Group		The Company	
	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000
Authorised but not yet contracted for	66,519	88,054	–	–
Contracted for but not provided	21,513	4,607	–	–
	88,032	92,661	–	–

37. CONTINGENCIES

At the balance sheet date, there were contingencies as follows:

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever that they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In consideration thereof, the Group has agreed to give certain performance undertakings and indemnities and to make warranty payments to the purchaser and its affiliates which have been provided for in prior years.

(b) Transport system in Thailand

The Ministry of Transport and Communications of Thailand ("MOTC") has issued termination notices to Hopewell (Thailand) Limited ("HTL") to terminate the concession agreement entered into with HTL and reserved the rights to claim for any damages arising from such termination. MOTC has also issued a letter to seize all the concession payments which have been made by HTL and the performance bond of approximately HK$94 million issued by a bank on behalf of HTL. However, the Government party has been unable to seize the bond since grounds for termination are disputed. In September 1998, MOTC confirmed the termination of the concession agreement and stated that HTL will be informed of the amount of damages in the future. On the other hand, HTL contended that the concession has been confiscated or expropriated by MOTC outside the terms of the concession agreement and has made a claim for damages of approximately Baht 100 billion and demanded MOTC to release the aforesaid performance bond. The directors consider it impracticable to assess the outcome of the actions taken.

37. CONTINGENCIES (continued)

(c) Infrastructure project in Luzon

A legal action was taken by a former director and a company related to him against the Company claiming, inter alia, compensation for expenses allegedly incurred in connection with a proposed infrastructure project in Luzon, the Republic of the Philippines, of approximately HK$13.9 million and a declaration that the Company is contractually bound to allocate certain percentage of shares in the associate undertaking that project. The Company has filed a defence against the claims and intends to contest the case vigorously. The directors, based on legal advice obtained, are of the opinion that the case is without merit and would not result in any material losses to the Group.

(d) Other projects

A legal action was taken by a supplier against a subsidiary claiming, inter alia, compensation for alleged breach of contract of approximately HK$33 million in connection with the construction of a road project in prior years. The subsidiary intends to contest the case vigorously. The directors, based on legal advice obtained, are of the opinion that the case is without merit and would not result in any material losses to the Group.

(e) Other indemnities and guarantees

	The Group		The Company	
	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000
Guarantees given for credit facilities of:				
Subsidiaries	–	–	3,994,554	3,147,778
A jointly controlled entity	–	706,500	–	–
Counter indemnities given in respect of performance bonds issued for construction projects	28,885	–	28,885	–

38. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except otherwise indicated, all the subsidiaries are private companies and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of company	Paid up issued share capital	Proportion of nominal value of issued ordinary share capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in Hong Kong:				
Goldhill Investments Limited	2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each	–	100	Property investment
Hopewell China Development (Superhighway) Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	97.5	Investment in super-highway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	–	100	Construction, project management and investment holding
HH Finance Limited	100,000 shares of HK$10 each	100	–	Loan financing
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	–	100	Restaurant operation
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Investment in super-highway project
Hopewell Housing Limited	30,000 shares of HK$100 each	100	–	Property agents and investment holding
Hopewell Huang Gang Development Limited (ii)	2 shares of HK$1 each	–	100	Property investment
Hopewell Property Management Company Limited	2 shares of HK$100 each	100	–	Building management
Hopewell Shunde Roads Limited (ii)	2 shares of HK$1 each	–	100	Investment in highway system project
Hopewell Slipform Engineering Limited	2,000,000 shares of HK$1 each	–	100	Construction specialist sub-contractor
Hopewell 108 Limited	1,000 shares of HK$100 each	–	100	Property investment
Hopewell 109 Limited	100 shares of HK$100 each	100	–	Investment holding
Hopewell 110 Limited	10,000 shares of HK$100 each	–	100	Property investment and development
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	–	100	Property investment and operation of a trademart
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Hotel ownership and operations

Notes to the Financial Statements *(continued)*

For the year ended 30th June, 2002

38. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	Paid up issued share capital	Proportion of nominal value of issued ordinary share capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in Hong Kong: (continued)				
Lok Foo Company Limited	52,000 shares of HK$100 each	100	–	Investment holding
Mega Hotels Management Limited	3,000,000 shares of HK$1 each	100	–	Hotel management and investment holding
Parkgate Enterprises Limited	10,000 shares of HK$10 each	–	100	Property investment
Slipform Engineering Limited	1,000,001 shares of HK$1 each	–	100	Construction, project consultant and investment holding
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	–	100	Property investment
Incorporated in Macau:				
Slipform Engineering (Macau) Limited	500,000 shares of MOP 1 each	–	100	Construction
Incorporated in the British Virgin Islands:				
Frederique Securities Limited (i)	1 share of US$1 each	100	–	Treasury investment
Goldvista Properties Limited (i)	1 share of US$1 each	–	100	Property investment
Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (i)	20,000 shares of US$1 each	–	97.5	Investment holding
Hopewell Guangzhou Ring Road Limited (ii)	1 share of US$1 each	–	100	Investment in highway system project
Hopewell Shunde Highway 105 Limited (ii)	2 shares of US$1 each	–	100	Investment in highway system project
Kammer Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Kanematsu Power (South China) Co. Limited (ii)	10,000 shares of US$1 each	–	83.34	Development of power station
Primax Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Procelain Properties Ltd. (i)	1 share of US$1 each	–	100	Property investment
Singway (B.V.I.) Company Limited (i)	1 share of US$1 each	–	100	Property investment
Tubanan Power Limited (i)	100 shares of US$1 each	–	100	Investment holding
Yee Shing International Limited (ii)	1 share of US$1 each	–	100	Treasury investment

38. PRINCIPAL SUBSIDIARIES (continued)

Name of company	Paid up issued share capital	Proportion of nominal value of issued ordinary share capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in Cayman Islands:				
Delta Roads Limited (i)	46,422 shares of HK$10 each	–	100	Investment holding
Incorporated in Thailand:				
Hopewell (Thailand) Limited	1,500,000,000 shares of Baht 10 each	100	–	Investment in an elevated road and train system
Incorporated in the Republic of Malta:				
Grand Hotel Excelsior Limited	50,000 shares of LM1 each	–	100	Development and operation of a hotel
Slipform Engineering (Malta) Limited	10,000 shares of LM1 each	–	100	Project management and construction
Incorporated in Indonesia:				
PT Hi Power Tubanan 1	2,200,000 shares of US$100 each	–	80	Development of a power station project

Notes:

(i) Operating principally in Hong Kong

(ii) Operating principally in other regions of the PRC

The non-voting deferred shares carry practically no rights to dividends, no rights to receive notice of or to attend or vote at any general meeting of the relevant companies nor to participate in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

39. PRINCIPAL ASSOCIATES

Particulars regarding the principal associates, all of which are incorporated and operating in Hong Kong except otherwise indicated, are as follows:

Name of company	Proportion of nominal value of issued capital held by the Company directly %	Principal activities
Granlai Company Limited (i)	46	Property investment
Shin Ho Ch'eng Development Limited (i), (ii)	20	Hotel operation

Notes:

(i) Adopted 31st December as financial year end date

(ii) Operating principally in the PRC

The directors are of the opinion that a complete list of all the associates will be of excessive length. Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

40. OPERATING LEASE COMMITMENTS

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Group	
	2001 HK$'000	2002 HK$'000
Within one year	875	952
In the second to fifth year inclusive	1,365	2,216
	2,240	3,168

Operating lease payments represent rentals payable by the Group for land and buildings. Leases are negotiated and rentals are fixed for an average term of two to five years.

The Group as lessor

All of the properties leased out have committed tenants for the next one to three years without termination options granted to tenants.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	The Group	
	2001 HK$'000	2002 HK$'000
Within one year	217,112	165,753
In the second to fifth years inclusive	191,297	102,975

The Company had no significant operating lease commitments at the balance sheet date.

41. POST BALANCE SHEET EVENTS

On 15th August, 2002, the Group exercised the option under the instrument constituting the 2007 Notes to redeem all the outstanding 2007 Notes with an aggregate principal amount of HK$2,902 million at the redemption price of 105.125% of the principal amount.

42. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 47 to 87 were approved and authorised for issue by the Board of Directors on 20th August, 2002.

List of Major Properties

A. Completed investment properties and hotel property (unless otherwise specified, these properties are held under long-term leases):

Property/land	Location	Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Hongkong International Trade & Exhibition Centre (medium-term lease)	1 Trademart Drive Kowloon Bay, Kowloon.	Conference, exhibition, restaurant, office and carparks	22,280	163,702*	100
Hopewell Centre	183 Queen's Road East, Wanchai, Hong Kong.	Commercial, office and carparks	5,207	78,102*	100
Panda Hotel (medium-term lease)	3 Tsuen Wah Street, Tsuen Wan, New Territories.				
– Shopping arcade & carparks		Commercial and carparks		22,689*	100
– Hotel property		Hotel operation		49,073	100
			5,750	71,762	
Allway Gardens Shopping Arcade (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Commercial	N/A	20,742	100
125 carparking spaces at Allway Gardens (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Carparks	N/A	N/A	100
80 carparking spaces at Wu Chung House (medium-term lease)	3/F-5/F, 213 Queen's Road East, Hong Kong.	Carparks	N/A	N/A	100
22/F-24/F and car parking spaces V1-V15, Hing Wai Centre (medium-term lease)	No. 7 Tin Wan Praya, Road, Aberdeen, Hong Kong.	Industrial, commercial and carparks	N/A	7,551*	100

B. Properties for/under development:

Property/land	Location	Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Mega Tower Hotel	Kennedy Road Ship Street, Hau Fung Lane, Wanchai, Hong Kong.	Commercial & Hotel (Development at planning stage)	6,836#	171,343	100
196-206 Queen's Road East	196-206 Queen's Road East, Wanchai, Hong Kong.	For development	464	N/A	100
City East Building	214-224 Queen's Road East, Wanchai, Hong Kong.	For development	459	4,146*	100
9-19 Sam Pan Street Hong Kong	9-19 Sam Pan Street, Wanchai, Hong Kong.	For development	623	N/A	100
Nova Taipa Gardens	North shore of Taipa Island, Macau.	Residential, commercial, hotel/conventional centre and carparks (Substructure works for Phase II completed)	175,729	973,203	50
Grand Hotel Excelsior	Great Siege Road, Floriana, Republic of Malta.	Hotel (Under redevelopment)	33,428	55,328	100

Note:

* Excluding car parking spaces.

\# Total site area of the land required for the property development is 11,040 sq.m. of which a total of 6,836 sq.m. are held by the Group and a total of 4,204 sq.m. will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

目錄

營業額按業務分佈


3%
24%
20%
22%
31%

合計＝港幣1,132,000,000元

- 基建項目投資
- 物業租賃、代理及管理
- 酒店營運及食品經營
- 建築及項目管理
- 其他

營業額按地區分佈


22%
78%

- 香港
- 中華人民共和國之其他地區

除利息及税項前溢利


3%
2%
24%
71%

合計＝港幣953,000,000元

- 基建項目投資
- 物業租賃、代理及管理
- 酒店營運及食品經營
- 其他

股東應佔溢利


(港幣百萬元)
400
300
200
100
306
340
2001
2002

每股資產淨值


(港幣)
20
15
10
5
15.94
15.73
2001
2002

淨債務對比股東權益及總資本


(港幣百萬元)
25,000
20,000
15,000
10,000
5,000
7,845
13,966
22,394
2,950
13,794
21,304
2001
2002

- 淨債務
- 股東權益
- 總資本

- 淨債務
- 股東權益
- 總資本

五年財政概要

截至六月三十日止年度

綜合業績（港幣百萬元）	1998	1999	2000	2001	**2002**
營業額	1,476	1,348	1,572	1,750	**1,132**
日常業務除稅前溢利（虧損）	(2,883)	205	193	336	**363**
稅項	(49)	(32)	(20)	(27)	**(13)**
未計少數股東權益前溢利（虧損）	(2,932)	173	173	309	**350**
少數股東權益	(1)	(3)	(6)	(3)	**(10)**
股東應佔溢利（虧損）	(2,933)	170	167	306	**340**

於六月三十日

綜合資產及負債（港幣百萬元）	1998	1999	2000	2001	**2002**
投資物業	8,957	7,222	6,358	6,385	**5,986**
物業、機械及設備	1,169	1,185	1,154	1,119	**1,119**
待發展或發展中之物業	834	864	935	662	**832**
共同控制個體權益	16,632	16,194	15,680	14,569	**8,590**
有限制／已抵押之銀行存款	92	110	101	87	**1,833**
其他非流動資產	663	504	514	497	**727**
流動資產	2,908	1,863	2,067	875	**4,038**
總資產	31,255	27,942	26,809	24,194	**23,125**
流動負債	(4,672)	(3,766)	(3,484)	(2,205)	**(4,915)**
非流動負債	**(10,507)**	**(9,652)**	**(9,593)**	**(8,010)**	**(4,396)**
少數股東權益	**(1)**	**(5)**	**(10)**	**(13)**	**(20)**
股東權益	16,075	14,519	13,722	13,966	**13,794**

附註：

隨著採納香港會計師公會頒佈之會計實務準則第九條（經修訂）、第二十八條及第三十條，上述之綜合業績、資產及負債已作出適當重列。

「經過多年來不斷努力，集團的財政正恢復穩固基礎，借貸比例亦已降至較合理水平。」



本人謹向各位股東報告：

綜合業績

截至二零零二年六月三十日止年度，本集團除利息及稅項前經常溢利為港幣九億五千三百萬元，上年度同期為港幣十億一千一百萬元。淨溢利為港幣三億四千萬元，較去年同期增長百分之十一；每股溢利為港幣三十八點八仙，上年度同期為港幣三十四點九仙。

股息

董事局議決，就截至二零零二年六月三十日止年度擬派付之末期股息為每股港幣七仙（二零零一年：每股港幣七仙）。連同於二零零二年四月三十日已派付之中期股息每股港幣六仙，截至二零零二年六月三十日止年度之股息總額為每股港幣十三仙（二零零一年：每股港幣十二仙），較去年增加百分之八。本公司於二零零二年十月十一日（星期五）至二零零二年十月十七日（星期四），首尾兩天包括在內，停止辦理股份過戶登記手續。待股東於二零零二年十月十七日舉行之股東週年大會批准後，末期股息將約於二零零二年十月二十二日派付予於二零零二年十月十七日營業時間結束時已登記之股東。

三十週年特別股息

鑑於財務情況已大幅改善，藉本集團三十週年之際，董事局議決，擬另派付三十週年特別股息，為每股港幣三十仙。待股東於二零零二年十月十七日舉行之股東週年大會批准後，三十週年特別股息將於二零零二年十月二十二日派付予於二零零二年十月十七日營業時間結束時已登記之股東。

市況及業務回顧

二零零一／零二年度是極具挑戰性的一年。由於外圍經濟不景，香港又正值經濟結構轉型，失業率持續高企，造成經濟復甦緩慢，形成營商環境困難。相反，國內的經濟表現理想，加上國家於去年十二月正式成為世貿成員國，進出口貿易蓬勃，國內消費明顯增加。

本集團的業務以粵港兩地為根基，集團在港的物業及酒店等業務雖受九一一事件影響，但其影響程度受成本減低，在珠江三角洲地區經濟強勁增長的帶動下，集團所投資的國內公路項目仍保持穩定增長，期間集團亦抓緊機遇，透過出售其非核心業務及協助兩家合作公司完成債務再融資貸款，對國內業務進行優化，降低利息支出。因此，集團的淨溢利較去年為佳。

基建

集團自國家改革開放以來，一直積極參與投資廣東省珠江三角洲地區之交通基建項目。去年廣東省國內生產總值上升百分之九點五，繼續成為國內其中一個經濟高增長的省份，而珠江三角洲地區更保持高速發展。近年來，珠江三角洲地區公路網絡日趨完善，人流、物流更趨頻繁，人均收入增加，私人汽車擁有量迅速增長，令公路之使用量保持穩定上升。

過去一年，廣深高速公路每日平均車流量達十二萬三千架次，較去年增長百分之十四，路費收入則增長百分之七至人民幣十八億九千二百萬元。順德公路每日平均車流量及路費收入均增長百分之三，順德105國道每日平均車流量及路費收入均增長百分之九。而廣州東南西環高速公路由於部份互通立交與地方之連接路未完善，每日平均車流量維持於三萬三千架次的水平，路費收入則有百分之二之輕微增長。

基建業務本年度應佔各合作公司業績為港幣五億一千六百萬元，較去年上升百分之一百一十；期間由於部份由集團借予合作公司的貸款於年內獲得償還，雖然集團得以償還其他債務，改善財務情況，但集團可從合作公司獲得的利息收入則較去年同期減少了港幣三億一千七百萬元。因此，基建業務之除利息及稅項前溢利為港幣六億七千七百萬元，較去年下降百分之八。

集團參與投資之廣珠西線高速公路第一期工程（廣州至順德段）已於二零零一年十二月動工興建，建成後將成為珠江三角洲西岸一條主要高速公路。

多年來集團參與投資的公路項目均處於珠江三角洲內的經濟重點城市，每個公路項目相互貫通，構築成公路網絡，產生良好的協同效應。集團相信廣東省將繼續保持其經濟領先地位，集團之基建發展將受裨益。

物業

本港的物業租務市場較淡靜，但集團之物業出租情況仍穩定。年內合和中心平均出租率維持百分之九十三，與去年相若。而國際展貿中心的租約則有所增加，平均出租率達百分之六十七，較去年上升百分之四。集團計劃增加展貿中心的商業用途，將展覽用途改變為可以展銷，現正就更改土地用途一事與政府進行細節性商討。未來數年，政府計劃拓展東南九龍地區，相信展貿中心的用途經擴大後，可配合該區之商業發展。

雖然兩個物業項目的出租情況較為穩定，但因市況疲弱，租金難免有下調壓力。因此，集團致力減少有關業務的營運及財務開支，效果顯著，期內物業出租業務佔集團除利息及稅項前溢利達百分之二十四。

酒店

因日本及歐美等國家經濟不景，該等國家之訪港旅客大幅減少。相反，國內經濟持續增長，國民收入增加，加上國家放寬內地人士來港及出國旅遊，令訪港之內地旅客大幅增加，支持本港之旅遊業及酒店業平穩發展。年內悅來酒店之入住率雖錄得增幅，平均達百分之七十四，在九一一事件及酒店業內競爭激烈的影響下，房價受壓下調，房租收入仍較去年減少百分之八。酒店業務佔集團除利息及稅項前溢利為百分之三。

建築工程

集團正致力完成已承建的幾所學校工程，年內亦分包了一項商業大廈的少量工程，目前正進行施工。

其他發展

集團繼續為印尼 Tanjung Jati B 電廠項目及泰國曼谷高架公路及鐵路系統項目與有關方面進行磋商，尋求妥善之解決方法。

財務

集團於過去數年致力改善財務狀況，減少債務，降低財務成本及利息開支。在國內銀行積極支持基建項目發展的機遇下，集團於年內協助兩家合作公司安排了兩筆十年期低息的再融資項目貸款，大幅降低了合作公司的利息開支，並使該等合作公司可提早償還集團所提供的股東貸款本息。

二零零一年十二月，合作公司廣州東南西環高速公路有限公司提用了一項人民幣十五億元的國內銀行項目貸款，除部份貸款用以建設項目外，餘額則用以償還股東貸款。集團因此獲償還港幣二億八千六百萬元，該款項已用於償還集團其他債務。

二零零二年二月，合作公司廣深珠高速公路有限公司提用了一項國內銀行項目貸款，向集團償還了一筆由集團向其提供之股東貸款本息，總數為美金六億八千四百萬元。集團於同月以契約廢止條款方式，將足夠支付未贖回的應於二零零四年到期及應於二零零七年到期，合共約美金五億六千六百萬元的債券之本金、應付利息及費用的款項存於債券信托人，並發出通告於二零零二年八月十五日提早贖回二零零七年本金約美金三億七千二百萬元餘款的債券。提早贖回二零零七年債券將大幅減少集團二零零二／零三年度之利息開支。

在本財政年度內，集團之利息開支較去年減少百分之十七，淨債務總額對比股東權益，從去年度的百分之五十六降低至本年度的百分之二十一，淨債務減除集團提供之計息貸款為港幣933,000,000元，對比股東權益為百分之六點八，反映集團致力維持最適當淨資本與負債比率，取得顯著成效。

展望

在美國經濟復甦步伐較預期慢的影響下，全球息率預計仍將處於較低水平，這正有利於集團降低利息支出。未來一年，集團將繼續致力改善財務狀況，嚴格控制各種成本及費用開支，進一步鞏固集團的財務基礎。

鑒於外圍及香港的經濟仍然疲弱，本港的股市、樓市將會反覆，失業率高企，營商環境將持續艱難，集團在港之業務將難以樂觀。不過，因國內及廣東經濟將持續強勁增長，集團相信其在珠江三角洲的公路項目仍將有穩定的增長。

經過多年來不斷努力，集團的財政正恢復穩固基礎，借貸比例亦已降至較合理水平。今年八月十五日，集團已行使了選擇權提早贖回美金三億七千二百萬元應於二零零七年才到期的債券。提早贖回債券後，集團的利息支出應可望進一步降低，並將在明年度及以後於集團的溢利中反映。

集團正積極籌備以掌握粵、港、澳三地經濟合作逐步強化所帶來的商機，鞏固現有業務、開拓新業務。

董事局成員之變更

自本年一月一日起，何炳章先生已繼任本人為本公司的董事總經理，本人仍繼續擔任董事局主席。同日，郭展禮先生、胡文新先生及陳志鴻先生分別獲本公司委任為董事副總經理、營運總裁及執行董事。

李憲武先生已於去年十二月三十一日辭任本公司之行政職務，而留任為非執行董事。卜格先生亦已於本年二月二十八日辭任本公司執行董事一職。

董事局謹此歡迎以上之新委任董事，並就李憲武先生、卜格先生對本公司之寶貴貢獻表示感謝。

鳴謝

本人謹向董事局及集團各部門員工致謝，感謝他們在過去一年的支持和努力，並希望他們繼續努力，為集團創造佳績。

胡應湘爵士 KCMG, FICE
主席

香港，二零零二年八月二十日





基建

本集團目前在國內參與投資的五個公路項目合共長三百六十公里，全部均位處於廣東省珠江三角洲地區，其中四個項目已營運，而長約十五公里的廣珠西線高速公路第一期工程(廣州至順德段)，亦已於去年十二月動工興建。這些項目均由集團與國內合作夥伴以合作方式組建合作公司共同發展及經營。

廣東省經濟持續強勁增長，經貿活動頻繁，集團的基建業務於本年度表現理想，四個已營運的公路項目，每日平均車流量合共達三十六萬四千架次，比去年上升百分之八。基建業務佔集團除利息及稅項前溢利的百分之七十一。

由於國家已為世貿組織成員，自本年四月一日起，廣東省有關部門規定，省內高速公路須按照國內同類車輛的收費標準向港澳車輛收取人民幣通行費。由於港澳車流量佔廣深高速公路及廣州東南西環高速公路的整體車流量比例較少，而順德公路及順德105國道一直均以人民幣收取通行費，該規定對有關公路的路費收入影響輕微。



截至二零零二年六月三十日止年度營運中之中國合作公司合併業績：

	人民幣百萬元
路費收入	2,540
除利息及稅項前溢利	1,903

附註：

綜合收益表內包括來自合作公司之利息收入及根據權益法計算之集團應佔合作公司之溢利，總計港幣718,000,000元，合作公司之營業額並不合併入集團之營業額內。

廣州 — 深圳高速公路（廣深高速公路）



監控室

項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向三車道
級別	高速公路
合作營運期	一九九七年七月至二零二七年六月
分潤比例	1-10年：50%　11-20年：48%　21-30年：45%

廣深高速公路是貫通廣州、東莞及深圳三大城市的交通主幹道，本年度的車流量及路費收入繼續錄得良好增長，每日平均車流量達十二萬三千架次，比去年增長百分之十四；路費收入則增長百分之七至人民幣十八億九千二百萬元。

合作公司去年提出將磁卡收費系統提升至非接觸式的集成電路卡（I.C.卡）收費系統的工程計劃正全面進行，預期明年完成。屆時，收費系統的效率可進一步提高，縮短車輛停車繳費時間。

兩個新增收費站於年內先後建成使用，其中寶安收費站位處工業發達的深圳市寶安區，仳鄰為設於107國道上的南頭二線檢查站，對於備受車輛擁塞的

路費收入
廣深高速公路


(人民幣百萬元)
2,000
1,500
1,000
1,767
1,892
2001
2002

每日平均車流量
廣深高速公路


130,000
120,000
110,000
108,000
123,000
2001
2002



寶安收費站


廣深高速公路七億美元項目貸款
中國銀行廣東省分行
中國銀行深圳市分行
廣東省公路建設公司
廣深珠高速公路有限公司
合和中國發展(高速公路)有限公司
簽字儀式
廣深高速公路七億美元項目貸款簽字儀式

南頭檢查站起疏導作用。自開通以來，進出車流量逐步增加。火村收費站自開通使用後，將廣深高速公路與廣州北二環高速公路及廣州機場高速公路相連接，日後車輛可直達花都區廣州新國際機場。該機場是國家三大樞紐機場之一，將於二零零三年底前落成。

本年二月，合作公司已提用一項國內銀行項目貸款，償還了一筆由集團向其提供的股東貸款本息，總數美金六億八千四百萬元。集團將用該筆款項以清還其於一九九七年八月所發行的債券本金、日後到期的利息及費用。


廣深高速公路

由於港澳車流量佔廣深高速公路的總車流量少於百分之七，廣東省自本年四月一日起規定，按照國內同類車輛的收費標準向港澳車輛收取人民幣通行費，對其路費收入影響輕微。

廣州東南西環高速公路（東南西環高速公路）

項目摘要	
位置	中國廣東省廣州市
長度	38公里
車道	雙向三車道
級別	高速公路
合作營運期	二零零二年一月至二零三一年十二月
分潤比例	1-10年：45%　11-20年：37.5%　21-30年：32.5%


路費收入
東南西環高速公路
(人民幣百萬元)
200
150
100
174
178
2001
2002


东
圃
站

東圃收費站


每日平均車流量
東南西環高速公路
33,500
33,000
32,500
33,000
33,000
2001
2002

東南西環高速公路是圍繞廣州市城區的環形高速公路的重要組成部份，對進出廣州市的大量過境車流起快速疏導作用。由於連接部份互通立交的地方道路仍未完善，東南西環高速公路本年度的每日平均車流量為三萬三千架次，與去年同期相若。路費收入約為人民幣一億七千八百萬元，較去年有輕微上升。

因港澳車流量佔項目總車流量低於百分之零點一，廣東省自本年四月一日起對港澳車輛實施與國內車輛同類同收費標準的規定，對項目的路費收入影響極微。而分別自去年十二月及本年五月開始，廣州市對非廣州登記車輛進入廣州時規定須購買次票及對市外貨車實施限制進入廣州的時間及範圍後，東南西環高速公路在今年


中國建設銀行广东省分行 广州东南西环高速公路有限公司
东南西环高速公路项目15亿元贷款
签字仪式

東南西環高速公路十五億人民幣項目貸款簽字儀式

七月份時每日平均車流量已逾三萬六千架次，較去年同期增長百分之十八。未來數年，當三條連接東南西環高速公路的高速公路及城市快速幹線陸續建成，包括（一）連接海南立交由集團參與投資的廣珠西線高速公路第一期、（二）連接侖頭立交可直達番禺區龍穴島港口的廣州南部快速幹線及（三）連接新洲立交可直達珠海的廣珠東線高速公路，東南西環高速公路疏導廣州市過境交通的功能將進一步發揮，車流量預計將有可觀的增長。

去年十二月，合作公司提用了一項人民幣十五億元的國內銀行項目貸款，部份貸款用以建設項目，其餘款項用以償還由外方合作夥伴提供之股東貸款，其中集團獲還款港幣二億八千六百萬元。



監控室



東南西環高速公路

順德公路

項目摘要	
位置	中國廣東省順德市
長度	102.4公里
車道	雙向三車道
級別	一級公路
合作營運期	一九九六年八月至二零二六年八月
分潤比例	25%



順德立交

順德公路是順德市內的主要道路網絡，由四條公路連接八座主要大橋所組成，是通往鄰近各市的主要通道。本年度每日平均車流量達十萬三千架次，較去年上升百分之三，路費收入增加百分之三達人民幣二億八千五百萬元。

日後，當廣珠西線高速公路第一期建成通車，與本項目的碧桂公路連接後，往返廣州與順德、中山的行車時間將可大為縮短，順德公路的車流量預計可進一步上升。


路費收入
順德公路
(人民幣百萬元)
300
250
200
285
2001
2002


每日平均車流量
順德公路
120,000
100,000
80,000
99,800
103,000
2001
2002



碧桂路段

順德105國道

項目摘要	
位置	中國廣東省順德市
長度	40公里
車道	雙向三車道
級別	一級公路
合作營運期	二零零一年一月至二零二六年十二月
分潤比例	30%

順德105國道是順德市內的另一條主要幹道，是通往市內各鎮的主要通道。本年度每日平均車流量為十萬五千架次，較去年上升百分之九，路費收入增加百分之九達人民幣一億八千五百萬元。

為配合日益增加的車流量，避免降低行車效率，合作公司對項目沿線與市內其他道路連接的多個交匯處進行了擴寬、改造工程，並增加了交通安全設施，進一步提高項目的通行效率。



順德105國道



三洪奇大橋收費站


路費收入
順德105國道
(人民幣百萬元)
200
180
160
170
185
2001
2002


每日平均車流量
順德105國道
110,000
100,000
90,000
96,300
105,000
2001
2002

廣珠西線高速公路



廣珠西線高速公路第一期工程施工情況

廣珠西線高速公路是集團在珠江三角洲的一個新發展項目。本項目以東南西環高速公路海南立交為起點，經廣州、南海、順德至中山沙朗，接105國道通往珠海。廣珠西線高速公路貫通東南西環高速公路、順德公路及順德105國道，全線建成後，將成為珠江三角洲西岸的一條主要交通幹道。

項目分三期進行。第一期工程由東南西環高速公路海南立交起，止於順德公路的碧桂路入口，長約十五公里。投資額為人民幣十六億八千萬元，建設資金將大部份為人民幣項目貸款，集團將持有項目的百分之五十權益。該期工程已於去年十二月動工興建，計劃於二零零四年建成通車。



中國的主要公路幹道


同江
哈爾濱
長春
瀋陽
烏魯木齊
呼和浩特
北京
大連
銀川
石家莊
天津
太原
濟南
西寧
蘭州
鄭州
西安
南京
合肥
上海
拉薩
成都
重慶
武漢
杭州
南昌
長沙
福州
貴陽
昆明
南寧
廣州
香港
澳門
海口

公路長度（公里）

	中國	廣東省
高速公路	16,314	1,186
一級公路	20,088	5,391
二級公路	152,672	13,396

資料來源：二零零一年中國統計年鑑


花都
26
25
24
廣州
1
17
18
19
20
21
22
23
27
28
佛山
29
34
30
32
37
36
35
38
順德
33
31
39
中山

廣深高速公路　122.8公里

① 廣氮	② 蘿崗	③ 新塘	④ 麻涌
⑤ 望牛墩	⑥ 道滘	⑦ 東莞	⑧ 厚街
⑨ 太平	⑩ 長安	⑪ 新橋	⑫ 黃田
⑬ 鶴州	⑭ 南頭	⑮ 福田	⑯ 皇崗

廣州東南西環高速公路　38公里

17 黃村	18 東圃	19 新洲
20 侖頭	21 土華	22 三滘
23 海南	24 增滘	25 黃岐
26 潯峰洲		


2
3
4
5
東莞
6
7
8
9
10
11
12
13
14
15
16
寶安
深圳
香港
珠海
澳門

順德公路　102.4公里

㉜ 西海　㉝ 德勝
㉞ 良村　㉟ 三洲
㊱ 順德立交　㊲ 西安亭
㊳ 百丈　㊴ 七滘

順德105國道　32公里

㉚ 三洪奇　㉛ 容奇

廣珠西線高速公路　58公里

27 南丫　28 石洲　29 碧江



物業

集團在港已建成之物業主要為商業及住宅樓宇，總樓面面積超過三百一十四萬平方呎，另外亦擁有超過八萬平方呎的土地儲備。物業租賃、代理及管理業務佔集團除利息及稅項前溢利達百分之二十四，為集團帶來穩定之現金收入。


PARKnSHOP SUPERSTORE


44
39



灣仔合和中心

合和中心

過去一年，本港經濟持續疲弱，加上受外圍經濟不景所影響，商業樓宇租務市場進一步放緩。縱然如此，集團之出租物業表現仍較穩定。合和中心年內平均出租率為百分之九十三，較去年同期下跌百分之一，租金收入亦較去年輕微下跌百分之三。

於香港之出租物業
除利息及稅項前溢利



(港幣百萬元)
250
200
150
100
239
234
39
71
129
37
75
122
2001
2002
合和中心
國際展貿中心
其他

合和中心及國際展貿中心
平均出租率



(%)
100
80
60
40
94%
93%
2001
2002
國際展貿中心
合和中心



McDonald's

合和中心之零售商舖

國際展貿中心

國際展貿中心是九龍區主要的會議展覽中心，年內平均出租率為百分之六十七，較去年上升百分之四，呎租與去年相若。中心配備了先進的會議展覽設施，是舉行展覽會議的理想場所。

為了令展貿中心的發展更趨多元化，集團決定增加展貿中心的商業用途。目前，集團正向政府申請變更用途，由展覽改變為可以展銷，預計出租率將可因而上升。

濠景花園

濠景花園是集團於澳門投資的住宅項目。澳門自回歸國家後積極推動經濟發展，加上賭權開放吸引外商投資，間接刺激了物業市場交易。濠景花園於年內共售出二十萬平方呎之單位面積，以單位數目而言，較去年度增加百分之七十，相信短期內澳門的物業市道將可繼續受惠於當地的經濟發展。


展貿中心內之展覽活動

皇崗服務區

為合理調整集團非核心業務，集團與國內合作夥伴就轉讓集團所擁有的皇崗服務區權益達成協議，集團將有關權益全部轉讓予該合作夥伴。轉讓協議已於本年六月獲國內政府機關批准生效。



酒店

國內經濟增長依然強勁，國民收入增加，加上國家放寬國內人士到港及出國旅遊，國內旅客來港正與日俱增，帶動了酒店入住率上升。相反，因日本及歐美國家經濟疲弱，該等國家之訪港旅客大幅減少。集團於穗港兩地皆擁有酒店業務，年內酒店及食品經營佔集團除利息及稅項前溢利達百分之三。







悅來酒店套房



翻新後之悅來酒店宴會廳可吸引更多宴會在此舉行



悅來酒店

悅來酒店

悅來酒店年內平均入住率為百分之七十四，較去年上升百分之一，但由於本港酒店業競爭激烈，平均房租則下跌百分之八。

悅來酒店的住客以內地旅客為主，除了旅行團外，商務住客及長期租客亦為數不少，為酒店維持穩定客源。


酒店業務
除利息及稅項前溢利
(港幣百萬元)
40
30
20
10
33
27
17
17
10
1
16
1
2001
2002
悅來酒店
飲食業務
其他


悅來酒店
平均入住率
(%)
80
60
40
20
73%
74%
2001
2002

中國大酒店

位於廣州的中國大酒店表現持續良好，期內平均入住率為百分之七十二，較去年上升百分之五，但平均房租卻輕微下調。住客以國內及亞洲國家為主。酒店位處商業區，深受不少商務旅客歡迎。

飲食業務

集團一直嚴格控制其飲食業務之成本，提高邊際利潤。雖然港人審慎的消費態度令本港飲食業之經營仍然困難，但集團之飲食業務仍取得輕微盈利。



廣州中國大酒店

建築工程

本年度集團正致力完成已承建[illegible]程，樓面面積合共約五十七萬七千平方呎，預計該等工程將於本年八月底前竣工。

集團於年內分包了一項商業樓宇的部份工程。有關工程應用了「滑爬模」的建築技術，配合環保建築之理念。





其他項目

印尼 Tanjung Jati B 電廠

集團正積極與 Tanjung Jati B 電廠項目的各有關方面進行磋商，期望能儘快達成協議，將項目權益出售取回部份投資。

泰國曼谷高架公路及鐵路系統

集團繼續與泰國政府就曼谷高架公路及鐵路系統項目進行磋商，尋求解決方案。

集團業績

截至二零零二年六月三十日止年度，本集團按各業務之營業額及其除利息及稅項前溢利分析如下：

	營業額		除利息及稅項前溢利	
	2001	2002	2001	2002
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
基建項目投資	531	223	736	677
物業租賃、代理及管理	370	354	239	234
酒店及食品經營	276	250	33	27
建築及項目管理	518	276	9	(23)
其他業務	55	29	44	96
	1,750	1,132	1,061	1,011
行政費用			(50)	(58)
除利息及稅項前之溢利（經常性）（附註）			1,011	953

附註： 除利息及稅項前溢利（經常性）乃指經營業務溢利港幣395,000,000元（二零零一年：港幣786,000,000元減值虧損前）及應佔共同控制個體及聯營公司之業績合共港幣558,000,000元（二零零一年：港幣225,000,000元）之總和。

集團之營業額由港幣1,750,000,000元下降至港幣1,132,000,000元；較去年度下降35%，此乃由於建築部之收入下跌、利率減低及營運於中國之合作公司（「中國合作公司」）於期內大幅償還本集團予合作公司之貸款（「股東貸款」），令集團收取合作公司之利息收入減少。

中國合作公司之業績以權益會計法處理，集團應佔該等合作公司之收入並未包括於集團之營業額內。中國合作公司之總路費收入為人民幣2,540,000,000元，相對去年度之金額為人民幣2,388,000,000元。

雖來自中國合作公司的利息收入的減少，但部分已被增加了的集團應佔中國合作公司業績所抵銷。整體而言，集團除利息及稅項前溢利（經常性）由港幣1,011,000,000元下降至港幣953,000,000元，較去年度下降6%，主要由於建築部之貢獻下降及來自中國之合作公司之利息收入減少。

集團淨溢利為港幣340,000,000元，去年同期為港幣306,000,000元。集團在利息低企的環境下進行銀行借貸融資，令財務成本由去年度港幣726,000,000元減少至港幣599,000,000元。集團已就有關提前贖回2007票據的大部分（約為76%）的贖回費用港幣113,000,000元於本年度作出撥備。此外，出售深圳皇崗服務區發展項目予合作夥伴為集團帶來港幣191,000,000元盈利。

資金流動性及財務資源

集團維持以審慎的財務策略安排現金資源及銀行借貸。憑藉穩固之經常性營業所得現金流量、現有現金及銀行信貸額，足以提供集團營運及現有投資項目所需資金。

集團之資本結構（包括股東權益及借貸）載列如下：

	結算至六月三十日	
	2001	2002
	港幣百萬元	港幣百萬元
股東權益	13,966	13,794
淨債務總額（附註）	7,845	2,950
總資本	22,394	21,304
淨債務總額對比總資本	35%	14%
淨債務總額對比股東權益	56%	21%

附註： 行使契約廢止條款之影響，已反映於二零零二年六月三十日之淨債務總額中。

淨債務減除集團提供之計息貸款為港幣933,000,000元，即對比股東權益比率為6.8%。



淨債務(港幣2,950,000,000元)
集團提供之計息貸款
港幣2,017,000,000元
淨債務減除集團
提供之計息貸款
港幣933,000,000元

集團於二零零二年六月三十日之借貸之還款期對比二零零一年六月三十日，載列如下：



還款期
包括票據
不包括票據
7%
5%
40%
48%
44%*
5%
44%
7%
15%
12%
47%
26%
13%
13%
58%
16%
2001
2002
2001
2002
一年內償還
一年後，兩年內償還
兩年後，五年內償還
五年後償還

淨債務：港幣7,845,000,000元 **港幣7,366,000,000元** 港幣3,215,000,000元 **港幣2,950,000,000元**

集團借貸總額（包括2004及2007票據）於一年內到期之部分大幅增加*主要是由於集團提早贖回2007票據之影響。

過去兩個財政年度之集團借貸總額（不包括2004及2007票據）大部份分佈在長遠還款期之內。

集團大部分借貸乃無抵押票據港幣4,416,000,000元（已扣除本集團回購及註銷之票據）以美金為單位，包括於二零零四年到期票據美金194,000,000元及二零零七年到期票據美金372,000,000元，其固定年息率分別為 9⁷/₈% 及10¹/₄%。

於二零零二年二月，合作公司廣深珠高速公路有限公司向集團償還一筆由集團向合作公司所提供之股東貸款之本金及利息，總數為美金684,000,000元。集團亦依據行使契約廢止條款，將足夠支付全部未償還債券之本金及應付利息之金額存於債券信託人。

於二零零二年八月十五日，本集團已行使選擇權提早贖回未償還的二零零七年債券總數美金372,000,000元。因此集團的未償還債務已因應償還債券的數目而大幅減少。提早贖回債券將減少集團於二零零二╱零三年財政年度及以後之利息支出。

除債券外，本集團之借貸大部分以浮動利率計算及以港幣為單位。

集團將繼續為各項目尋求最低之財務成本。

董事局同寅謹將本公司及本集團截至二零零二年六月三十日止年度之業務報告及經審核之帳目呈覽。

主要業務

本公司主要業務為一投資控股公司，其附屬公司乃活躍從事基建項目投資、物業租賃、代理及管理、酒店營運及管理、餐館營運及食品經營、建築及項目管理。

業績

本集團截至二零零二年六月三十日止年度之業績載於第47頁之綜合收益表內。

股息

董事局建議派發末期股息每股港幣七仙(二零零一年:每股港幣七仙)及三十週年特別股息每股港幣三十仙(二零零一年: 無)。連同已於二零零二年四月三十日派發之中期股息每股港幣六仙(二零零一年:每股港幣五仙),於二零零二年六月三十日止年度內,派發之股息合共港幣三億七千七百萬元(二零零一年:港幣一億五百萬元)。建議派發之股息已列入財務報告表內。

主要項目及事項

有關本集團主要項目之詳情及本年度發生之重要事項,已詳列於第10頁至第31頁之「業務回顧」段內。

股本

本年度本公司之股本詳情載列於財務報告表附註27。

儲備金

本年度儲備金之變動詳情載列於財務報告表附註28。

捐款

本年度本集團之慈善及其他捐款合共港幣二十萬五千三百元。

固定資產

本年度投資物業及物業、機械及設備之變動分別載列於財務報告表附註14及15。

有關本集團主要物業及物業權益之詳情載列於第88頁。

主要客戶及供應商

本集團之首五大客戶合共佔本集團本年度之營業額約百分之三十五,其中包括最大客戶約佔營業額百分之二十一。首五大供應商則佔本集團本年度之總購貨額約百分之四十二,其中包括最大供應商約佔總購貨額百分之二十三。

本公司各董事、其聯繫人士或據本公司董事所知悉擁有本公司已發行股本逾百分之五之股東,概無擁有本集團之首五大客戶或供應商之實益權益。

建築工程

本年度集團正致力完成已承建[redacted]場，樓面面積合共約五十七萬七千平方呎，預計該等工程將於本年八月底前竣工。

集團於年內分包了一項商業樓宇的部份工程。有關工程應用了「滑爬模」的建築技術，配合環保建築之理念。




酒店業務
除利息及稅項前溢利
(港幣百萬元)
40
30
20
10
33
17
17
1
27
10
1
16
2001
2002
悅來酒店
飲食業務
其他


悅來酒店
平均入住率
(%)
80
60
40
20
73%
74%
2001
2002



廣州中國大酒店

中國大酒店

位於廣州的中國大酒店表現持續良好，期內平均入住率為百分之七十二，較去年上升百分之五，但平均房租卻輕微下調。住客以國內及亞洲國家為主。酒店位處商業區，深受不少商務旅客歡迎。

飲食業務

集團一直嚴格控制其飲食業務之成本，提高邊際利潤。雖然港人審慎的消費態度令本港飲食業之經營仍然困難，但集團之飲食業務仍取得輕微盈利。

購回、出售或贖回股份

本公司或其任何附屬公司於本年度並無購回、出售或贖回本公司股份。

董事

本年度在職董事芳名載於年報內第44頁。何炳章先生由本年一月一日起繼任胡應湘爵士為本公司董事總經理， 胡應湘爵士仍繼續擔任董事局主席。李憲武先生由去年十二月三十一日起辭退其於本公司之行政職務，留任為非執行董事。董事局亦於本年一月一日起委任郭展禮先生為董事副總經理；胡文新先生為營運總裁及陳志鴻先生為執行董事。卜格先生辭退其於本公司執行董事一職，生效日期為本年二月二十八日。

根據本公司組織章程，胡應湘爵士、郭展禮先生、陳志鴻先生、胡文佳先生、李澤鉅先生及胡郭秀萍爵士夫人於即將召開之股東週年大會中依章告退，除李澤鉅先生外，惟願膺選連任。

董事及高級行政人員履歷

胡應湘爵士* KCMG, FICE

現年66歲，為本公司之董事局主席。一九五八年畢業於普林斯頓大學，獲土木工程學士。彼為本集團始創人之一，由一九七二年起擔任董事總經理之職。於回顧年內，獲委任有線寬頻通訊有限公司獨立非執行董事及克羅地亞共和國駐港名譽領事。於本年一月退任本公司董事總經理之職，繼續擔任董事局主席。彼曾負責策劃本集團在中國及東南亞之基建項目，亦參與中港兩地物業及項目發展之設計及建築工程等。

彼活躍於公務活動，其公務職銜包括:

香港

- 主席　香港港口及航運局
- 委員　中國香港特別行政區策略發展委員會
- 委員　香港物流發展局
- 顧問　市區重建局諮詢委員會
- 委員　香港貿易發展局
- 主席　香港理工大學校董會
- 副主席　香港地產建設商會

中國

- 委員　中國人民政治協商會議第六、七、八及九屆全國委員會
- 經濟顧問　廈門經濟特區、廣西壯族自治區及秦皇島市

國際

- 委員　世界銀行屬下的國際財務公司商業顧問委員會
- 委員　亞太經濟及合作會議商業諮詢委員會(ABAC)
- 委員　日本國際商業聯絡協會屬下之國際顧問委員會
- 資深會員　英國土木工程師學會

胡爵士榮獲香港理工大學、英國 University of Strathclyde 及英國愛丁堡大學頒授榮譽博士學位。

獲頒授之其他獎項包括：

榮譽市民

- 中國廣州市
- 中國深圳市
- 中國順德市
- 中國南海市
- 中國花都市
- 美國新奧爾良市
- 菲律賓奎松省

獎項及榮譽	獲獎年份
克羅地亞共和國駐港名譽領事	2002
獲英女皇頒授聖米迦勒及聖喬治爵級司令勳章	1997
獲比利時國王頒授 Chevalier De L'Ordre De La Corona 勳爵	1985
獲美國 Independent Energy 選為 Industry All-Star	1996
獲美國 George Washington University 選為 International CEO of the Year	1996
獲商業周刊選為 the Best Entrepreneurs 之一	1994
獲美國 International Road Federation 選為 Man of the Year	1994
獲南華早報及敦豪速運選為 Business Man of the Year	1991
獲香港亞洲經濟週刊選為 Asia Corporate Leader	1991

何炳章先生*

現年70歲，彼自從本公司一九七二年在聯交所上市已擔任董事副總經理之職，於本年一月，獲任為董事總經理。曾參與發展本集團所有在中國之項目，包括公路、酒店及發電廠項目。再者，彼對於香港之建築及發展項目累積豐富經驗。彼為中國深圳市及順德市之榮譽市民。

郭展禮先生*

現年51歲，彼於本年一月獲委任為本公司之董事副總經理。彼為執業大律師。早年曾擔任本集團多個主要項目之顧問，包括廣深珠高速公路、沙角B和C廠等。其後，彼轉任銀行公會秘書、機場管理局之法律總監及法國巴黎百富勤之監察主任。

胡文新先生*

現年30歲，於一九九九年加入本集團，出任執行委員會經理，並於二零零零年三月晉升為集團總監。彼於二零零一年六月及本年一月先後獲委任為本公司執行董事及營運總裁。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程學士學位。彼負責評估集團運作及表現，檢討和編訂集團整體策略運作。彼亦致力改善本集團財務和管理會計系統。彼為胡應湘爵士及胡郭秀萍爵士夫人之兒子。

李憲武先生

現年75歲，彼自從本公司一九七二年上市已加入本集團，現職本公司非執行董事及顧問。負責本集團之房地產發展及物業租售業務。彼於二零零一年十二月三十一日辭退其於本公司之行政職務之前，一向積極從事香港之地產業務。彼為中國順德市之榮譽市民。

嚴文俊先生*
現年55歲，彼於一九八零年起擔任執行董事。彼負責處理本集團公司財務、秘書及公關事宜。彼亦參與集團在公司及項目層面上的主要資金籌組活動。彼持有美國賓夕凡尼亞大學 Wharton Graduate Business School 頒授之工商管理碩士學位。

胡文佳先生
現年45歲，於一九八七年加入董事局。彼持有美國 Purdue 大學工業工程學學士學位。彼亦為利威集團及 Video Channel Productions Limited 之董事總經理。

胡郭秀萍爵士夫人 JP
現年53歲，於一九九一年加入董事局。彼為多個商業及社交組織之委員會及董事會之成員，包括亞洲文化（香港分會）、亞洲協會和香港紅十字會。彼於本年七月一日起獲委任為太平紳士。彼為胡應湘爵士之夫人。

李澤鉅先生
現年38歲，於一九九一年加入董事局。彼為長江實業(集團)有限公司之董事總經理兼副主席、長江基建集團有限公司及長江生命科技集團有限公司之主席。彼亦為和記黃埔有限公司副主席及香港電燈集團有限公司及香港上海匯豐銀行有限公司董事。彼持有史丹福大學頒授之碩士學位。彼為中國人民政治協商會議第九屆全國委員會委員、香港特區策略發展委員會委員及香港特區政府營商諮詢小組成員。

陸勵荃女士
現年64歲，於一九九一年加入董事局。彼畢業於柏克萊加州大學，從事證券及投資行業逾三十年。彼為美國添惠證券投資(香港)有限公司之榮譽退休董事總經理及 Morgan Stanley Inc. 私人財富管理部之副總裁。

繆世傑先生
現年38歲，彼於一九九四年獲委任為本公司執行董事，參與本集團之融資工作及發展新項目。由一九九七年起暫停其執行董事職務，擔任本公司獨立非執行董事。目前，彼為一間亞洲最具規模之直接投資公司之一泰山投資控股亞洲集團之始創人及董事總經理。彼持有美國史丹福大學 Graduate School of Business Administration 頒授之工商管理碩士學位，以及普林斯頓大學 Woodrow Wilson School for International Affairs 頒授之學術學位(A.B. Degree)。

陳志鴻先生*
現年43歲，彼於一九八八年加入本集團及於本年一月獲委任為本公司執行董事。彼持有管理學專修文憑及理學士學位。彼負責集團在中國之交通基建項目之統籌及行政工作。

韋高廉先生*
現年56歲，於一九八五年加入本集團, 並於一九九七年獲委為執行董事。彼亦為 Hopewell (Thailand) Limited 之董事。彼於一九七五年成為土木工程師學會成員。彼曾擔任多個發電廠及公路等項目之工程設計經理。彼於一九九一年成為曼谷高架公路及鐵路系統項目之工程經理，及後成為該項目之項目董事。彼現負責集團海外工程項目。

雷有基先生*

現年57歲，於一九九七年獲任為執行董事。彼亦為 Hopewell (Thailand) Limited 之董事。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。自一九九零年起，彼一直參與公司在泰國之曼谷高架公路及鐵路系統項目。

李嘉士先生

現年42歲，於二零零一年三月起出任本公司之獨立非執行董事。彼持有香港大學之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，亦為香港聯合交易所有限公司主板上市委員會之成員。

*附註:**執行董事

高級行政人員

集團各項業務分別直接由以上提及的執行董事直接管轄，故各執行董事亦被視為集團之高級行政人員。

董事於合約之利益

(a) 卜格先生實益擁有美家酒店管理有限公司（「美家酒店」）已發行股本之百分之九點九。美家酒店為本集團全資擁有之悦來酒店之營運經理，以一般商業條款收取酬金。於年內，卜格先生出售其於美家酒店所有利益予本公司。

(b) 李澤鉅先生為長江基建集團有限公司（「長江基建」）董事。如財務報告表附註17(c)所披露，本集團一附屬公司與長江基建一附屬公司及中國夥伴就發展中國廣州東南西環高速公路項目的未來發展達成協議。

除上文披露者外，於結算日時或本年度內，本公司或其他附屬公司無訂立其他與本公司各董事直接或間接地有重大利益關係之重要合約。

董事於股份及認股權之權益

於二零零二年六月三十日，各董事及彼等聯繫人士擁有本公司及其聯營公司（按證券（公開權益）條例之詮釋）之股份及認股權實益權益如下：

(a) 於本公司股份擁有之實益權益

董事	個人	家庭	公司	其他	總數
胡應湘	74,443,893	113,730,592 (i)	111,187,019	30,670,093	238,204,287 (iii)
何炳章	19,360,000	246,000	1,980,000	-	21,586,000
胡文新	12,333,800	-	810,092	-	13,143,892
李憲武	2,795,322	-	-	-	2,795,322
嚴文俊	100,000	-	-	-	100,000
胡文佳	2,645,650	-	-	-	2,645,650
胡郭秀萍	21,903,282	216,301,005 (ii)	61,157,217	30,670,093	238,204,287 (iii)
陸勵荃	-	1,308,981	-	-	1,308,981
雷有基	8,537	-	-	-	·8,537

附註:

(i) 家族權益113,730,592股代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。此數目包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。此113,730,592股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(ii) 家族權益216,301,005股代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。此216,301,005股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(iii) 由胡應湘爵士及胡郭秀萍爵士夫人披露之權益總數238,204,287股，乃分別剔除(i)及(ii)所述之重複數目後而得之數目。兩人披露之權益總數乃屬於同一批股份。

(b) 於聯營公司股份之實益權益

董事	公司名稱	個人	家庭	公司	總數
何炳章	合信保險及再保險顧問有限公司	-	-	300,000(i)	300,000
	廣深高速公路(控股)有限公司	-	-	(ii)	(ii)
胡文新	廣深高速公路(控股)有限公司	-	-	(iii)	(iii)
李澤鉅	廣深高速公路(控股)有限公司	-	-	(iv)	(iv)

附註:

(i) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險顧問有限公司(本公司之聯營公司)之300,000股普通股，為其已發行股本之三分之一。

(ii) 何炳章先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期（年息為10¼%)之票據，該票面金額為美金14,705,000元。

(iii) 胡文新先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期（年息為10¼%)及2004年到期(年息為9⅞%)之票據，該票面金額分別為美金9,250,000元及美金4,850,000元。

(iv) 李澤鉅先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期（年息為10¼%)及2004年到期(年息為9⅞%)之票據，該票面金額分別為美金8,000,000元及美金7,500,000元。

(v) 若干董事以代理人身份代表控股公司持有若干附屬公司之股份。

(c) 於本公司之授出優先認股權之權益

有關董事於本公司授出優先認股權之權益之詳情載於以下「優先認股權」段內。

退休及公積金計劃

為遵守強制性公積金計劃條例之規定，本集團已成立有關之強制性公積金計劃，並於二零零零年十二月一日開始供款。本集團及僱員須各自向該計劃作出相等於僱員有關入息的百分之五供款，而有關入息的上限為每月港幣二萬元正。

本集團於年內就強積金計劃所作出之供款共港幣八百一十七萬三千元。

優先認股權

本公司之優先認股權計劃(「認股權計劃」)於一九九四年十月十一日經股東通過後被採納及生效，授予本公司或其任何附屬公司之執行董事或僱員優先認股權，其目的為長遠地令股東於本公司之利益得以保留及增長，亦可使本公司吸納及挽留具有經驗及才能之僱員，激勵彼等為未來爭取更佳業績。

香港聯合交易所有限公司(「聯交所」)就聯交所上市規則(「上市規則」)內有關認股權計劃之規定作出修訂，並於二零零一年九月一日生效。在過渡安排下，本公司仍可按既有的認股權計劃繼續授出認股權，但必須遵守上市規則的有關規定。

根據認股權計劃及已修訂之上市規則，可予授出之認股權所涉及之股份數目，最多為本公司於採納認股權計劃之日已發行股本之百分之十(「最高限額」)。認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股份之百分之一。於本報告日期，根據認股權計劃可予發行的股份總數合共78,059,114股(約佔本公司於一九九四年十月十一日當日已發行股本百分之九點零四)。

認股權可予行使之期限將由本公司董事局全權釐定，惟認股權必須於授出日期(即接納認股權之日)後最少六個月後及於授出日期起計十年內行使。接納認股權時須支付之款項為港幣一元。認購股份之行使價須於行使認股權時全數繳足。

任何特定認股權之行使價為本公司董事局於授出有關認股權時可酌情釐定之價格，並須於提出授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權日期(必須為營業日)的收市價(以聯交所日報表所載為準)；(b)股份於緊接提出授予認股權日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載者為準)；及(c)本公司每股股份之面值(以最高者為準)。

認股權計劃將於二零零四年十月十日屆滿。

根據認股權計劃授出並由本公司董事及僱員持有之認股權之詳情如下:-

	授出日期	於二零零一年七月一日持有之認股權數目	於年內授出認股權數目	於年內行使認股權數目	於年內失效認股權數目	於二零零二年六月三十日持有之認股權數目	每股認股權股份行使價港幣	行使期
董事								
郭展禮	28/3/2002	-	3,000,000	-	-	3,000,000	6.15元	28/9/2002 至 27/9/2005
胡文新	3/4/2002	-	2,500,000	-	-	2,500,000	6.15元	3/10/2002 至 2/10/2005
嚴文俊	1/4/2002	-	1,000,000	-	-	1,000,000	6.15元	1/10/2002 至 30/09/2005
陳志鴻	2/4/2002	-	1,000,000	-	-	1,000,000	6.15元	2/10/2002 至 1/10/2005
僱員	2/4/2002	-	800,000	-	-	800,000	6.15元	2/10/2002 至 1/10/2005

於年內所授出認股權之資料亦載於財務報告表附註27。本公司有關股份於二零零二年三月二十七日、三月二十八日及四月二日，乃緊接授出認股權日期之前的收市價分別為港幣6.15元、港幣6元及港幣6.1元。

董事認為，披露年內所授出認股權之價值並不適宜，因本公司股份於年終之市價乃低於所授出認股權各自之個別行使價，而對於上述認股權之任何估價須受多項主觀及不確定假設之規限，本年度內授出認股權之價值並無於收益表中列作開支處理。

收購股份及債券之安排

除「優先認股權」段內披露者外，本公司或其附屬公司於本年度內無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其十八歲以下之子女並無權利認購本公司之證券及行使此權利。

僱員

於二零零二年六月三十日，本集團僱員人數約為一千一百二十三人。本集團提供予僱員之薪酬及福利政策乃經參考市場趨勢及僱員工作表現後釐定。本集團亦為僱員提供多項福利包括免費醫療及個人意外保險。此外，本集團亦為僱員提供不同類型的在職訓練。董事局亦會適當地授出優先認股權予僱員。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與本公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償（除法定賠償外）而不可於一年內終止之服務合約。

本公司之所有獨立非執行董事均受任於固定任期，該任期終於各董事與本公司議定之其他日期。但彼等須依本公司公司章程規定於本公司股東週年大會輪值告退。

於本年度內或結算日時並無就本公司之全部或重大部份之業務簽訂或存在任何管理及行政合約。

主要股東

除已於「董事於股份之權益」標題下所披露之股份權益外，於二零零二年六月三十日，本公司並無接獲任何人士（本公司之董事除外）之通知稱有依照證券（公開權益）條例第16（1）條規定須記錄於登記名冊中之股份權益。

最佳應用守則

於本年度本公司皆遵守上市規則附錄14所載之最佳應用守則。

上市規則第19項應用指引

根據上市規則第19項應用指引所須披露之資料詳列於第43頁。

核數師

截至二零零二年六月三十日止年度及過往三年財務報告表均由德勤。關黃陳方會計師行審核。於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤。關黃陳方會計師行為本公司核數師。

承董事局命

胡應湘爵士 KCMG, FICE
主席

香港，二零零二年八月二十日

本公司透過其附屬公司與若干合營夥伴簽訂合營企業協議，承諾為若干基建工程及物業發展項目作出重大投資。該等投入合作公司及聯營公司（「聯屬公司」）已於本集團二零零二年六月三十日之綜合資產負債表內之「共同控制個體權益」及「聯營公司權益」之分類標題下披露。

於二零零二年六月三十日，聯屬公司之備考合併資產負債表如下：

	合併總數 港幣百萬元	集團所注入之資金 港幣百萬元
總資產	**21,265** *	
資金來源：		
注冊資本/股本	2,297	1,539
累計虧損	(405)^	
	1,892	
遠期負債		
— 股東/合營夥伴/有關連公司提供之墊款	8,131	2,483
— 其他遠期貸款	10,552	
	18,683	
流動負債	690	53
資本及負債總額	**21,265***	**4,075**

* 除一項投資金額並不重大之物業發展項目外，所有物業、機械及設備（包括主要生產設施）於合作期屆滿後，在無補償下撥歸中方合營夥伴所有。本集團認為披露聯屬公司之資產及負債之應佔部分並不恰當。

^ 累計虧損主要為合營企業公司在合作期前於收費道路營運測試期間之利息費用。

公司資料

榮譽主席

胡文瀚博士
OBE, JP, LLD (Hon), Dr Eng(Hon), BSc(Eng)

董事局

胡應湘爵士* KCMG, FICE
主席
何炳章先生*
董事總經理
郭展禮先生*
董事副總經理
(於二零零二年一月一日獲委任)
胡文新先生*
營運總裁
李憲武先生
嚴文俊先生*
胡文佳先生
胡郭秀萍爵士夫人JP
李澤鉅先生
陸勵荃女士
繆世傑先生
陳志鴻先生*
(於二零零二年一月一日獲委任)
韋高廉先生*
雷有基先生*
李嘉士先生

* *執行董事*

公司秘書

李業華先生

註冊辦事處

香港皇后大道東183號
合和中心64樓
電話： (852)2528 4975
圖文傳真： (852)2865 6276
(852)2861 2068
(852)2529 8602

法律顧問

胡關李羅律師行
香港康樂廣場1號
怡和大廈26樓

核數師

德勤•關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

主要往來銀行†

中國銀行(香港)有限公司
東亞銀行
法國巴黎銀行
花旗銀行
新加坡發展銀行有限公司
恆生銀行
香港上海匯豐銀行有限公司
中國工商銀行(亞洲)有限公司
廖創興銀行
瑞穗實業銀行
澳門大豐銀行

† *名稱先後以英文字母次序排列*

股份登記及過戶處

香港中央證券登記有限公司
香港皇后大道東183 號
合和中心1712-1716 室

美國預託證券託管銀行

花旗銀行
20th Floor, 111 Wall Street
New York, NY 10043
United States of America
免費長途詢問電話號碼：
1-877-248-4237

公司網址

www.hopewellholdings.com

投資資訊

ir@hopewellholdings.com

財務報表

核數師報告書

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致合和實業有限公司各股東
（於香港註冊成立之有限公司）

本核數師行已完成審核刊於第47頁至第87頁按照香港普遍採納之會計原則編制之財務報告表。

董事及核數師各自之責任

公司條例規定董事須編制真實與公平之財務報告表。在編制該等財務報告表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報告表作出獨立意見，並向股東報告。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證，亦包括評估董事於編制該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合貴公司及貴集團之具體情況 及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報告表是否存有重要錯誤陳述，作合理之確定。在作出意見時，本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告表均真實與公平地反映貴公司及貴集團於二零零二年六月三十日結算時之財務狀況及貴集團截至該日止年度之溢利及現金流動，並已按照香港公司條例適當編制。

德勤‧關黃陳方會計師行
執業會計師
香港，二零零二年八月二十日

綜合收益表

截至二零零二年六月三十日止年度

	附註	2001 港幣千元	2002 港幣千元
營業額	4	1,750,103	1,132,483
銷售及服務成本		(813,034)	(599,410)
		937,069	533,073
其他營運收入	6	56,940	72,518
銷售及分銷成本		(24,960)	(21,942)
行政費用		(135,082)	(147,488)
其他營運費用		(47,543)	(40,504)
發展中酒店物業之減值虧損		(290,000)	–
經營業務溢利	7	496,424	395,657
出售一共同控制個體權益之溢利	8	381,832	191,385
財務成本：	9		
利息支出		(726,037)	(599,110)
其他財務成本		(41,513)	(182,726)
應佔其業績：			
共同控制個體		205,394	513,920
聯營公司		19,426	43,818
日常業務除税前溢利		335,526	362,944
税項	10	(26,509)	(13,355)
未計少數股東權益前溢利		309,017	349,589
少數股東權益		(3,507)	(9,799)
本年度淨溢利		305,510	339,790
股息	11	105,118	376,672
		港仙	港仙
每股溢利	12		
基本		34.9	38.8

綜合資產負債表
二零零二年六月三十日結算

	附註	(重列) 2001 港幣千元	2002 港幣千元
資產			
非流動資產			
投資物業	14	6,384,800	5,986,300
物業、機械及設備	15	1,118,985	1,119,407
待發展或發展中之物業		662,571	832,491
共同控制個體權益	17	14,568,863	8,589,902
聯營公司權益	18	118,577	98,345
其他投資	19	40,159	40,057
長期應收款項	20	338,143	588,005
有限制／已抵押之銀行存款	21	87,376	1,832,847
		23,319,474	19,087,354
流動資產			
存貨	22	10,317	9,696
持作出售之物業		3,762	3,762
貿易及其他應收賬款	23	130,554	158,652
按金及預付款項		184,142	183,497
應收貸款之即期部分	24	95,088	175,731
就合約工程應收客戶之款項	25	4,520	11,927
有限制之銀行存款	21	—	3,349,259
銀行結餘及現金		446,303	145,149
		874,686	4,037,673
總資產		24,194,160	23,125,027

綜合資產負債表（續）
二零零二年六月三十日結算

	附註	（重列） 2001 港幣千元	2002 港幣千元
股東權益及負債			
資本及儲備金			
股本	27	2,189,955	2,189,955
儲備金	28	11,775,595	11,604,265
		13,965,550	13,794,220
少數股東權益		13,028	20,468
非流動負債			
遠期貸款	29	7,631,524	4,200,055
保證負債	30	320,059	164,059
應付聯營公司之款項	32	58,665	31,814
		8,010,248	4,395,928
流動負債			
貿易及其他應付賬款	26	1,229,191	1,224,954
租務及其他按金		76,072	74,324
就合約工程應付客戶之款項	25	34,833	15,679
稅項準備		211,904	203,061
即期部分			
遠期貸款	29	194,825	3,291,393
保證負債	30	78,000	–
銀行貸款及透支			
抵押		248,947	45,000
無抵押		131,562	60,000
		2,205,334	4,914,411
總負債		10,215,582	9,310,339
股東權益及負債總額		24,194,160	23,125,027

郭展禮　　　　胡文新
董事　　　　董事

公司資產負債表

二零零二年六月三十日結算

	附註	(重列) 2001 港幣千元	2002 港幣千元
資產			
非流動資產			
附屬公司權益	16	13,406,024	13,420,221
一共同控制個體權益	17	107,037	–
聯營公司權益	18	12,160	11,575
其他投資	19	3,000	3,000
		13,528,221	13,434,796
流動資產			
貿易及其他應收賬款		381	253
按金及預付款項		2,288	2,960
銀行結餘及現金		1,718	1,604
		4,387	4,817
總資產		13,532,608	13,439,613
股東權益及負債			
資本及儲備金			
股本	27	2,189,955	2,189,955
儲備金	28	9,039,970	9,172,651
		11,229,925	11,362,606
非流動負債			
保證負債	30	156,000	–
應付附屬公司之款項	31	1,968,875	2,006,317
應付聯營公司之款項	32	52,320	25,046
		2,177,195	2,031,363
流動負債			
貿易及其他應付賬款		23,021	21,177
税項準備		24,467	24,467
保證負債之即期部分	30	78,000	–
		125,488	45,644
總負債		2,302,683	2,077,007
股東權益及負債總額		13,532,608	13,439,613

郭炳禮　　　　胡文新
董事　　　　　董事

綜合已確認收益及虧損報表

截至二零零二年六月三十日止年度

	2001 港幣千元	2002 港幣千元
投資物業重估增值(減值)	40,815	(398,553)
伸算附屬公司、共同控制個體及聯營公司		
財務報告表之匯兑差額	(8,843)	2,148
應佔共同控制個體及聯營公司匯兑平衡儲備金	(31)	(837)
未於綜合收益表中確認之收益(虧損)淨額	31,941	(397,242)
本年度淨溢利	305,510	339,790
已確認之收益(虧損)總額	337,451	(57,452)

	港幣千元
就會計政策變更產生之前期調整	
於二零零零年七月一日之儲備金影響	
一資本儲備金增加	70,285
一股息儲備金增加	52,559
一保留溢利減少	(43,696)
	79,148

綜合現金流動表
截至二零零二年六月三十日止年度

	附註	2001 港幣千元	2002 港幣千元
經營業務產生之現金流入淨額	33	31,232	180,143
投資回報及融資費用			
已付利息		(756,927)	(575,764)
已收利息		–	6,789
已付股息		(96,358)	(113,878)
已收股息			
聯營公司		29,240	20,930
其他公司		–	467
已付少數股東之股息		(700)	(762)
投資回報及融資費用產生之現金流出淨額		(824,745)	(662,218)
稅項			
已付香港利得稅		(1,344)	(1,072)
已付其他地區稅項		(9,059)	(27,005)
退回香港利得稅		126	2,817
已付稅項淨額		(10,277)	(25,260)
投資業務			
投資物業之增加		(4,567)	(4,379)
物業、機械及設備之增加		(6,560)	(9,766)
聯營公司權益		(1,643)	(874)
於共同控制個體之投資及貸款		(78,542)	(37,125)
共同控制個體償還之貸款		3,009,068	6,469,185
其他投資		3,134	102
購入待發展或發展中之物業		(10,293)	(126,322)
(償還應付)墊款自聯營公司之款項		(24,538)	8,149
出售所得淨額			
——共同控制個體權益		315,443	96,226
—物業、機械及設備		2,733	2,203
有限制銀行存款之增加		–	(5,086,602)
已抵押銀行存款之減少		13,716	–
應收長期貸款		(3,919)	(92,099)
投資業務產生之現金流入淨額		3,214,032	1,218,698
融資活動前之現金流入淨額轉下項		2,410,242	711,363

綜合現金流動表（續）
截至二零零二年六月三十日止年度

	附註	2001 港幣千元	2002 港幣千元
融資活動前之現金流入淨額承上頁		2,410,242	711,363
融資活動	34		
新增銀行及其他貸款		1,958,791	962,073
償還銀行及其他貸款		(4,224,500)	(1,621,614)
回購票據		(111,174)	(77,380)
已付保證金		(78,000)	(234,000)
融資活動產生之現金流出淨額		(2,454,883)	(970,921)
現金及現金等值物減少		(44,641)	(259,558)
年初現金及現金等值物		448,526	393,794
外幣兌換率變動之影響		(10,091)	10,913
年末現金及現金等值物		393,794	145,149
現金及現金等值物結餘之分析			
銀行結存及現金		446,303	145,149
銀行貸款及透支		(380,509)	(105,000)
		65,794	40,149
非三個月內到期之銀行貸款		328,000	105,000
		393,794	145,149

1. 一般資料

本公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司上市。

本集團主要業務為基建項目投資、出租物業、物業代理及管理、酒店經營及管理、餐館及食品經營、建築及項目管理。

2. 採納會計實務準則／會計政策之變動

於本年度內，本集團首次採納數項由香港會計師公會（「會計師公會」）頒佈之新增及經修訂之會計實務準則（「會計實務準則」），因此採用以下新增／經修訂之會計政策。

結算日後擬派或宣派之股息

根據會計實務準則第9條（經修訂）「資產負債表日後事項」，在資產負債表日後擬派或宣派之股息不再確認為資產負債表日之負債，但會於財務報告表附註內披露作為資本組成的一項獨立部分。此項會計政策變動已追溯應用，因此產生前期調整，比較數字已重列以達致一致性之呈報方式。

撥備

根據會計實務準則第28條「撥備、或然負債及或然資產」，當本集團因過往事件而存現有責任，而該責任可能會導致一個可合理估計的經濟裨益外流時，才確認撥備。採納此會計政策會引致取消於往年就酒店保養作出之一般撥備。此項會計政策變動已追溯應用，因此產生前期調整，比較數字已重列以達致一致性之呈報方式。

分部報告

本集團於本年內按會計實務準則第26條「分部報告」之要求而更改報告分部之基準。截至二零零一年六月三十日止年度之分部披露已作更改並使能達致一致性的基準。

商譽

年前，在收購附屬公司、共同控制個體或聯營公司時產生之商譽／負商譽，皆已計入儲備金賬中。

於本年內，本集團已採納會計實務準則第30條「業務合併」，並已選擇將過往從儲備金中撇銷（計入）之商譽（負商譽）重列。因此，該商譽（負商譽）之金額已根據會計實務準則第30條之要求重新衡量。有關於在收購相關附屬公司、共同控制個體或聯營公司之日與採納會計實務準則第30條之日期間之商譽累計攤銷已作出追認確定，而於收購附屬公司、共同控制團體或聯營公司之日與採納會計實務準則第30條之日之負商譽收入亦已作出追認確定。採納會計實務準則第30條後，收購產生之商譽會予以資本化及以直線法按其有效經濟使用年期攤銷。負商譽將按照其所產生時之狀況分析而撥歸收入。

2. 採納會計實務準則／會計政策之變動（續）

採納新增／經修訂之會計政策並未對本集團之本年度或上年度之業績產生任何重大影響，惟對資產負債表中若干項目須作重列，摘要如下：

	資本儲備金 港幣千元	股息 儲備金 港幣千元	保留溢利 港幣千元	總額 港幣千元
於二零零零年七月一日				
以往呈報	12,711	–	314,627	327,338
會計實務準則第9條（經修訂）				
取消二零零零年六月三十日年度末期股息為負債	–	52,559	–	52,559
會計實務準則第28條				
取消酒店保養之撥備	–	–	26,589	26,589
會計實務準則第30條				
過往從資本儲備金扣除之商譽累積攤銷	99,992	–	(99,992)	–
過往計入資本儲備金之負商譽收入	(29,707)	–	29,707	–
重列	82,996	52,559	270,931	406,486

3. 主要會計政策

本財務報告表按歷史成本方法而編制，並就投資物業及證券投資價值重估作出修訂。

本財務報告表乃根據香港普遍採納之會計原則而編制。主要會計政策載列如下：

綜合賬目之基準

綜合賬目包括每年截至六月三十日止本公司及其附屬公司之財務報告表。

年內收購或出售之附屬公司、共同控制個體及聯營公司之業績均由收購之有效日期起或計至出售之有效日期止適當地計入綜合收益表內。

所有在本集團內各公司間之重要交易及結餘已在綜合賬目內撇銷。

商譽／負商譽

綜合賬目時產生之商譽／負商譽，指收購代價高於／低於本集團佔收購當日附屬公司、共同控制個體或聯營公司之個別資產與負債之公平價值之差額。

因收購而產生之商譽撥充資本，並以直線法按其估計可使用年期攤銷。因收購附屬公司而產生之商譽在資產負債表獨立呈列。因收購共同控制個體或聯營公司而產生之商譽則計入個別之賬面值。

因收購而產生之負商譽均列作資產減項呈報，並按照產生有關商譽情況之分析撥入收益。

3. 主要會計政策(續)

商譽／負商譽(續)

倘出現負商譽乃由於在收購之日預計將有虧損或開支，則該負商譽將於有關虧損或開支出現之年度撥入收益。其餘負商譽則按個別所收購而可折舊之資產之平均剩餘可使用年期以直線法計入收益。超過個別所收購非貨幣資產公平價值之負商譽一律即時計入收益。

因收購附屬公司而產生之負商譽列作資產減項在資產負債表中個別呈列。因收購共同控制個體或聯營公司而產生之負商譽則自該共同控制個體或聯營公司之賬面值扣除。

附屬公司

於本公司之資產負債表內，附屬公司之投資乃按成本減任何被確認減值虧損入賬。

共同控制個體

合營企業乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。任何涉及成立一間企業，各經營者均擁有權益的獨立企業的合營安排乃列為共同控制個體。

綜合收益表包括本年度本集團應佔共同控制個體之收購後業績。於綜合資產負債表內，於共同控制個體之投資按成本值減攤銷及任何被確認減值，及本集團應佔共同控制個體收購後未分派之儲備。投資於共同控制個體之成本包括已投入之資本，本集團已支出之發展費用，資本化之財務費用，並扣除於項目發展期間按本集團於該共同控制個體所佔權益之基準所延遞之墊款利息收入。

未為共同控制個體承擔之投資成本乃按共同控制個體折舊其項目成本之政策，由該項目之營運日開始於合作期間攤銷。

本集團與其共同控制個體進行交易時，未實現的損益乃按本集團於有關共同控制個體所佔之權益沖銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

聯營公司

綜合收益表包括本集團應佔其聯營公司於收購後按結算日前不多於六個月之財務報告表之業績而計算。於聯營公司之權益乃按本集團應佔其資產淨值計入綜合資產負債表。

本集團與其聯營公司進行交易時，未實現之損益乃按本集團於有關聯營公司所佔之權益沖銷，惟可證實已轉讓資產減值之未實現虧損則除外。

於本公司之資產負債表內，於聯營公司之投資乃按成本值減任何被確認減值虧損入賬。

3. 主要會計政策（續）

其他投資

於發展期間，按投資基建項目之特許權條款而產生之發展費用以成本值扣除任何被確認減值虧損列入綜合資產負債表內。發展費用包括建築成本、其他有關成本及相關借貸成本。

投資證券指以策略目的而長期持有之證券，按其成本減任何被確認減值虧損入賬。

投資物業

投資物業乃完成興建之物業，並因其投資潛力而持有，而有關租金收入是在正常交易下議定。

投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入投資物業重估儲備金或自該儲備金中扣除，除非該儲備金之結餘不足以彌補重估值減少，在此情況下，超出投資物業重估儲備金結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增值，則該等增值將按已從收益表中扣除之數額為限計入收益表中。

在出售投資物業時，該物業應佔之投資物業重估儲備金結餘將撥入收益表內。

投資物業契約之尚餘期限若不少於二十年，則不予折舊。

物業、機械及設備

物業、機械及設備按成本減折舊（如適當）及任何被確認減值虧損入賬。出售或棄置資產所得溢利或虧損為出售資產所得款項及資產賬面值之差額，並在收益表中確認。

本集團一向維持其酒店物業持續處於良好維修及保養狀態，並不時作出改善，致令酒店物業的剩餘價值至少與其賬面值相等，故董事認為無需為酒店物業計提折舊。維修及保養費用則於產生時自收益表中扣除。

已終止發展之發電廠不予折舊，其他物業、機械及設備則按該等資產全面投入運作之日起估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本值，詳情如下：

資產類別	估計可用年期
契約土地	按土地契約年期
房產	50年或土地契約剩餘年期之較短者
其他資產	3至10年

發展物業

待發展或發展中之物業乃按成本扣除被確認減值虧損入賬。此等物業之成本值包括地價、發展費用和其他有關成本開支，以及（如適當）資本化借貸成本。

存貨

存貨乃按成本或可變現淨值兩者較低值入賬。成本按先進先出法計算。

3. 主要會計政策（續）

持作出售之物業

持作出售之物業乃按成本值（指土地成本及發展費用）及可變現淨值之較低者入賬。

減值

於每個結算日，本集團會對資產的賬面值進行核查，以確定是否有跡象顯示該等資產已發生減值損失。如估計資產之可收回數額低於其賬面值，則將該資產之賬面值減低至其可收回數額。減值損失即時確認為一項費用。

假若減值損失於其後撥回，該資產之賬面值增加至其可收回數額之重新估計值，惟增加後之賬面值不能超過該資產過往年度已確認為無減值損失之賬面值。減值損失之撥回即時確認為收入。

在建工程合約

如可肯定估計建築工程合約之結果，合約成本乃參考於結算日完成合約項目之階段，並按已產生之成本佔合約之估計成本總額之比例計算，在收益表中扣除。

如無法肯定建築工程合約之結果，則合約成本於其產生之期間確認為支出。

倘合約成本總額有可能超出合約收益總額，則預計之虧損即時確認為支出。

如合約包括多項資產，而每項資產已獨立提交計劃、分別進行磋商、成本及收益均可獨立確定，則興建每項資產會被視為一份獨立合約。整批合約（同時或連續履行）於洽商時當作單一計劃，且相互間關係密切，以致構成一項帶來整體邊際利潤之單一項目，則被視為一份單一建築工程合約處理。

倘工程產生之合約成本加確認溢利減虧損超逾工程之進度款，該盈餘以就合約工程應收客戶之款項列賬。若工程之進度款超逾其產生之合約成本加確認溢利減虧損。該盈餘以就合約工程應付客戶之款項列賬。在資產負債表上，有關工程進行前已收以數額於資產負債表以負債之預收款處理。已履行之工程但尚未收取之已開賬單之工程款於資產負債表內列作貿易及其他應收款。

營業租賃

營業租賃指其資產擁有權之絕大部分風險及利益實歸予租賃人之租約，有關營業租賃之應付（應收）租金則分別按其租賃之年期按直線法扣除（計入）收益表內。

外幣

以港幣以外之貨幣為單位之貨幣資產及負債乃按結算日之兌換率伸算為港幣。以港幣以外之貨幣交易則按交易日之兌換率折算為港幣。以外幣貸款融資在發展階段未完成之合資格資產，有關之匯兌差額若視作利息之調整，則該差額按本集團之會計政策資本化撥充為資產成本的一部分。其他匯兌收益及虧損乃撥入收益表處理。

於編制綜合賬目時，於香港以外地區成立之附屬公司、共同控制個體及聯營公司並以港元以外之貨幣結算之財務報告表乃按結算日之匯率換算。於綜合賬目時產生之所有換算差額乃撥入匯兌平衡儲備金處理。

3. 主要會計政策（續）

稅項

稅項乃根據年內業績計算，並已就不必課稅或不獲寬減項目作出調整。若干收入和開支項目在稅務上和財務報告表內的確認時間有所不同，遂產生時間差異。因時間差異所引起之稅務影響，若於可見將來成為負債或資產，則按負債法作出準備，於財務報告表內確認為遞延稅項。

應付票據

無抵押之應付票據乃分開披露並視為負債。發行票據支出指發行票據之折讓及直接與發行票據有關之費用乃按照該票據之年期攤銷，令每期之支出與票據賬面值有一固定比率。

集團若於到期日前回購任何票據而獲得任何利益或虧損（即購入價與回購票據之本金及未清償之利息及有關之未攤銷發行票據支出）將計入收益表內。集團於應付票據之負債乃按扣除回購票據本金列出。

借貸成本資本化

為購買、建造或生產合資格資產（即需要一段頗長時間始能達至其擬定用途或出售之資產），其直接應計之借貸成本，包括項目融資成本，均資本化作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時，該等借貸成本便停止資本化。個別借貸於等待使用於有關合資格資產時用作暫時投資所賺取之投資收益於資本化之借貸成本中扣除。

項目融資成本指所有發生成本，包括安排費用、法律費用及其他有關成本，有關貸款乃擬定直接用於發展及建設可行之項目之融資成本，乃遞延及按貸款條款攤銷。

所有其餘借貸成本於發生時均確認為當期費用。

收入確認

物業租賃

有關營業租約物業之租金收入按有關租約年期以直線基準確認。

酒店營運及管理

酒店營運及管理之收入在提供有關服務時予以確認。

餐館營運及食品經營

餐館營運及食品經營之收入在運送貨物後及提供有關服務時確認。

3. 主要會計政策（續）

收入確認（續）

建築及項目管理

當某項建造合約的成果能可靠地估計時，固定價格之建築合約之收入確認，乃以百份比完成法，按每項合約已產生成本及其估計全部成本之比例計算。合約工程更改，索償及獎金之計入以得客戶同意之數額為限。

當某項建造合約的成果能可靠地估計時，成本加值之合約之收入確認，為於當期已產生之可收回成本加可賺取之收費，按已產生成本及估計全部合約成本之比例計算。

當某項建造合約的成果不能可靠地估計時，惟已產生而能收回的合約成本，才確認為收入。

項目管理之收益，於提供有關服務及收取該費用之權利成立時予以確認。

物業代理及管理

物業代理及管理服務之收入在提供有關服務時確認。

利息收入

銀行存款、貸款及基建項目投資之利息收入乃經參考剩餘本金並按時間基準及適用利率確認。

股息收入

投資之股息收入乃於本集團獲派股息之權利確立時確認。

出售投資項目

出售投資項目所得收入於有關出售合約成為無條件時確認。

4. 營業額

營業額包括來自基建項目投資，物業租賃、代理及管理，酒店營運及管理，餐館營運及食品經營，及建築及項目管理收入，分析如下：

	2001 港幣千元	2002 港幣千元
基建項目投資	531,466	222,738
物業租賃、代理及管理	369,964	354,176
酒店營運及管理	143,612	132,893
餐館營運及食品經營	131,936	116,784
建築及項目管理	517,608	276,515
其他業務	55,517	29,377
	1,750,103	1,132,483

附註：

上述基建項目投資之營業額包括自共同控制個體之利息收入約港幣202,000,000元（二零零一年：港幣519,000,000元）。

5. 業務及地區之分部資料

業務之分部

本集團用以劃分作首要分類呈報之業務如下：

基建項目	–	基建項目投資
物業投資	–	物業租賃，代理及管理
酒店營運	–	酒店營運及管理
餐館及食品經營	–	餐館營運及食品經營
建築	–	建築及項目管理

本集團各業務之分析如下。

分部收入
截至二零零二年六月三十日止年度

	2001 對外 港幣千元	2001 集團分部間之收入 港幣千元	2001 總額 港幣千元	2002 對外 港幣千元	2002 集團分部間之收入 港幣千元	2002 總額 港幣千元
基建項目	531,466	–	531,466	222,738	–	222,738
物業投資	369,964	22,953	392,917	354,176	22,402	376,578
酒店營運	143,612	758	144,370	132,893	446	133,339
餐館及食品經營	131,936	1,099	133,035	116,784	1,255	118,039
建築	517,608	197	517,805	276,515	4,289	280,804
其他業務	55,517	–	55,517	29,377	–	29,377
扣除	–	(25,007)	(25,007)	–	(28,392)	(28,392)
分部收入	1,750,103	–	1,750,103	1,132,483	–	1,132,483

集團分部間之收入的價格是由管理層參考市場價格釐定。

分部業績
截至二零零二年六月三十日止年度

	2001 本公司及附屬公司 港幣千元	2001 共同控制個體 港幣千元	2001 聯營公司 港幣千元	2001 總額 港幣千元	2002 本公司及附屬公司 港幣千元	2002 共同控制個體 港幣千元	2002 聯營公司 港幣千元	2002 總額 港幣千元
基建項目	490,523	245,079	–	735,602	161,153	515,594	–	676,747
物業投資	234,975	–	4,196	239,171	229,700	–	3,992	233,692
酒店營運	21,340	–	12,817	34,157	16,991	–	9,407	26,398
餐館及食品經營	(1,098)	–	–	(1,098)	876	–	–	876
建築	9,482	–	(49)	9,433	(26,651)	–	3,732	(22,919)
其他業務	42,999	(39,685)	2,462	5,776	17,046	(1,674)	26,687	42,059
來自營運之分部業績	798,221	205,394	19,426	1,023,041	399,115	513,920	43,818	956,853

5. 業務及地區之分部資料（續）

業務之分部（續）

分部業績（續）
截至二零零二年六月三十日止年度

	2001 港幣千元	2002 港幣千元
分部業績：		
一營運	798,221	399,115
一發展中酒店物業之減值虧損	(290,000)	—
	508,221	399,115
利息及其他收入	38,569	54,640
未分配之企業費用	(50,366)	(58,098)
經營業務溢利	496,424	395,657
出售一共同控制個體權益之溢利	381,832	191,385
財務成本	(767,550)	(781,836)
應佔其業績		
一共同控制個體	205,394	513,920
一聯營公司	19,426	43,818
日常業務除稅前溢利	335,526	362,944
稅項	(26,509)	(13,355)
未計少數股東權益前溢利	309,017	349,589
少數股東權益	(3,507)	(9,799)
本年度淨溢利	305,510	339,790

資產及負債
於二零零二年六月三十日

	資產				負債
	本公司及附屬公司 港幣千元	共同控制個體權益 港幣千元	聯營公司權益 港幣千元	綜合資產總額 港幣千元	綜合負債總額 港幣千元
基建項目	2,448	8,207,859	10,671	8,220,978	22,351
物業投資	6,019,283	—	29,540	6,048,823	102,184
酒店營運	636,710	—	40,686	677,396	25,831
餐館及食品經營	21,225	—	—	21,225	10,223
建築	137,037	—	10,560	147,597	222,633
其他業務	687,314	435,517	342	1,123,173	20,513
分部資產／負債	7,504,017	8,643,376	91,799	16,239,192	403,735
有限制之銀行存款				5,086,602	—
無抵押之應付票據				—	4,501,724
其他資產／負債				1,799,233	4,404,880
				23,125,027	9,310,339

5. 業務及地區之分部資料（續）

業務之分部（續）

資產及負債（續）
於二零零一年六月三十日

	資產				負債
	本公司及附屬公司 港幣千元	共同控制個體權益 港幣千元	聯營公司權益 港幣千元	綜合資產總額 港幣千元	綜合負債總額 港幣千元
基建項目	3,791	13,987,195	10,654	14,001,640	3,574
物業投資	6,403,521	–	27,113	6,430,634	106,836
酒店營運	621,062	–	55,874	676,936	20,261
餐館及食品經營	17,811	–	–	17,811	10,044
建築	148,907	–	6,794	155,701	269,681
其他業務	528,908	658,844	342	1,188,094	52,773
分部資產／負債	7,724,000	14,646,039	100,777	22,470,816	463,169
無抵押之應付票據				–	4,408,847
其他資產／負債				1,723,344	5,343,566
				24,194,160	10,215,582

於結算日，本集團之總資產減流動負債及本集團之流動負債淨值分別為港幣18,210,616,000元（二零零一年：港幣21,988,826,000元）及港幣876,738,000元（二零零一年：港幣1,330,648,000元）。

其他資料

	2001				2002			
	資本性開支之增加 港幣千元	折舊及攤銷 港幣千元	計入收益之減值虧損 港幣千元	其他非現金開支 港幣千元	資本性開支之增加 港幣千元	折舊及攤銷 港幣千元	計入收益之減值虧損 港幣千元	其他非現金開支 港幣千元
基建項目	313	36,585	–	–	221	40,599	–	–
物業投資	4,247	4,906	–	13,365	7,142	2,973	–	1,372
酒店營運	25,068	306	290,000	–	2,388	418	–	410
餐館及食品經營	4,764	8,091	–	–	3,260	1,700	–	96
建築	277	1,191	–	3	693	1,197	–	18

5. 業務及地區之分部資料（續）

地區之分部

本集團之物業投資、酒店營運、餐館及食品經營及建築業務皆於香港運作。所有基建項目投資皆位於中華人民共和國（「中國」）其他地區。本集團營業額及經營業務溢利之貢獻按地區分佈分析如下：

	按地區分佈之營業額		經營業務溢利之貢獻	
	2001 港幣千元	2002 港幣千元	2001 港幣千元	2002 港幣千元
香港	1,132,465	881,345	221,436	198,695
中國其他地區	613,040	251,138	578,007	219,044
馬爾他共和國	–	–	(290,000)	(12,330)
其他地區	4,598	–	(13,019)	(9,752)
	1,750,103	1,132,483	496,424	395,657

按所在地區劃分之分部資產賬面值及投資物業與物業、機械及設備增加之分析如下：

	分部資產之賬面值		投資物業、物業、機械及設備之增加	
	2001 港幣千元	2002 港幣千元	2001 港幣千元	2002 港幣千元
香港	7,568,908	7,290,549	11,127	14,145
中國其他地區	14,706,449	8,732,124	–	–
馬爾他共和國	134,227	147,478	–	–
其他地區	61,232	69,041	–	–
	22,470,816	16,239,192	11,127	14,145

6. 其他營運收入

	2001 港幣千元	2002 港幣千元
其他營運收入包括以下各項：		
銀行存款之利息	–	54,018
非上市投資之股息	–	467
回購票據之溢利	22,791	620
匯兑收益	17,442	–

7. 經營業務溢利

	2002 港幣千元	2001 港幣千元
經營業務溢利已扣除（計入）下列各項：		
核數師酬金	4,328	4,457
物業、機械及設備之折舊	7,636	15,908
投資於共同控制個體之成本攤銷	40,504	36,543
應收貿易賬款呆賬準備	1,896	13,109
營業租賃之物業租金支出	624	500
員工成本（包括董事酬金）	206,815	214,290
匯兌虧損	65	–
營業租賃房地產之租金收入扣除支出 港幣112,590,000元 （二零零一年：港幣115,006,000元）	(234,842)	(245,699)

8. 出售一共同控制個體權益之溢利

就一份於上年度簽訂之出售深圳皇和房地產開發有限公司（此共同控制個體負責位於中國深圳皇崗之物業發展項目）之協議，於年內正式生效。此項出售產生之除稅前溢利為港幣191,385,000元於本年度進賬。

上年度出售一共同控制個體之溢利，來自出售順德市順合公路建設有限公司之25%權益。該共同控制個體主要業務為興建及經營位於中國順德之一項公路系統。

9. 財務成本

	2002 港幣千元	2001 港幣千元
利息支出		
利息：		
銀行貸款及透支	124,911	352,797
票據		
—須於五年內全數償還	447,178	154,917
—不須於五年內全數償還	–	313,630
須於五年內全數償還之其他貸款	33,021	30,890
須於五年內全數償還之保證金	–	27,296
利息總額	605,110	879,530
減：一共同控制個體承擔之數額	–	(126,456)
已撥作成本數額：		
—基建項目	(6,000)	(19,613)
—發展中物業	–	(7,424)
	599,110	726,037
其他財務成本		
提早贖回票據之溢價	112,528	–
發行票據支出之攤銷	56,720	17,260
貸款安排費用及銀行手續費	13,478	24,253
	182,726	41,513
	781,836	767,550

10. 稅項

	2001 港幣千元	2002 港幣千元
稅項已計入（扣除）下列各項：		
本公司及附屬公司		
香港利得稅		
—本年度準備	(571)	(2,644)
—上年度超額準備	1,200	–
其他地區稅項		
—本年度準備	(14,406)	(23,168)
—上年度超額準備	5,287	83,712
	(8,490)	57,900
共同控制個體		
其他地區稅項	(9,457)	(7,194)
遞延稅項	–	(54,900)
	(9,457)	(62,094)
聯營公司		
香港利得稅	(877)	(864)
其他地區稅項	(7,685)	(8,297)
	(8,562)	(9,161)
	(26,509)	(13,355)

香港利得稅乃以本年度估計之應課稅溢利按16%（二零零一年：16%）計算。本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

年內，一負責基建項目之共同控制個體之一合夥人，落實同意就本集團向該共同控制個體提供的貸款之利息收入而須繳付預提中國所得稅作出承擔。往年就此潛在稅款作出為數約港幣83,700,000元之稅項準備於本年度全數撥回。

由於出售投資物業所產生之溢利或虧損無須課稅，故並無就該等資產重估之增加或減少作出任何遞延稅項撥備。因此，就遞延稅項而言，估值增減並不構成時差。

因並無存在重大時間差異，本集團並無於財務報告表中確認遞延稅項。

11. 股息

	2001 港幣千元	2002 港幣千元
已派股息		
中期：每股港幣6仙（二零零一年:每股港幣5仙）	43,799	52,559
擬派股息		
末期：每股港幣7仙(二零零一年:每股港幣7仙)	61,319	61,319
特別：每股港幣30仙（二零零一年：無）	–	262,794
	105,118	376,672

董事建議派發之末期及特別股息分別為每股港幣7仙（二零零一年：港幣7仙）及30仙（二零零一年：無），尚待週年大會由股東批准通過。

12. 每股溢利

每股基本溢利乃根據本年度淨溢利港幣339,790,000元（二零零一年：港幣305,510,000元），並按年內已發行之875,982,121股（二零零一年：875,982,121股）普通股計算。

本年度之每股攤薄溢利並未列述，乃由於本公司所授出之認股權的行使價較年內平均市場價格為高。於二零零一年六月三十日年度內，本公司並無潛在攤薄普通股。

13. 董事酬金及最高薪酬人士

(a) 董事酬金

	集團 2002 港幣千元	集團 2001 港幣千元
董事袍金	480	410
底薪、津貼及其他實物福利	12,851	9,780
業績表現獎金	960	–
強積金之供款	56	22
	14,347	10,212

屬於下列酬金組別之董事數目分列如下：

港元	2002 董事人數	2001 董事人數
無 – 1,000,000	7	8
1,000,001 – 1,500,000	4	2
1,500,001 – 2,000,000	5	3
2,500,001 – 3,000,000	–	1

除已包括於上表所付予獨立非執行董事之袍金港幣150,000元（二零零一年：港幣158,000元）外，並沒有其他已付或應付酬金予該等董事。

(b) 最高薪酬人士

本集團五名最高薪酬人士為本公司之董事，包括其中一名為本年度成為本公司之董事，該五名人士之本年度酬金分析如下：

	集團 2002 港幣千元	集團 2001 港幣千元
董事袍金	110	160
底薪、津貼及其他實物福利	8,313	8,891
業績表現獎金	810	100
強積金之供款	50	28
	9,283	9,179

屬於下列酬金組別之該五位人士分列如下：

港元	2002 人數	2001 人數
1,000,001 – 1,500,000	–	1
1,500,001 – 2,000,000	4	3
2,000,001 – 2,500,000	1	–
2,500,001 – 3,000,000	–	1

14. 投資物業

	集團	
	2001 港幣千元	2002 港幣千元
投資物業按估值		
於年初	6,357,500	6,384,800
年內增加	4,567	4,379
建築成本調整	(18,082)	(4,326)
重估增加（減少）	40,815	(398,553)
於年末	6,384,800	5,986,300

	2001 港幣千元	2002 港幣千元
本集團投資物業賬面淨值包括：		
香港土地及樓宇		
長期契約	3,270,000	3,017,000
中期契約	3,114,800	2,969,300
	6,384,800	5,986,300

本集團於二零零二年六月三十日持有之投資物業，乃根據一間獨立專業物業估值公司第一太平戴維斯（香港）有限公司以當日之公開市值作出重估，重估之減少已計入投資物業重估儲備金內（附註28）。

於結算日，本集團投資物業賬面總值約港幣4,249,000,000元（二零零一年：港幣4,750,000,000元）以營業租賃契約租出。

15. 物業、機械及設備

	土地及樓宇 酒店物業 港幣千元	土地及樓宇 其他物業 港幣千元	發電廠 （附註b） 港幣千元	其他資產 港幣千元	總值 港幣千元
集團					
按成本值					
於二零零一年七月一日	474,872	31,094	2,303,407	345,653	3,155,026
增加	–	–	–	9,766	9,766
出售	–	–	–	(35,853)	(35,853)
於二零零二年六月三十日	**474,872**	**31,094**	**2,303,407**	**319,566**	**3,128,939**
折舊及減值					
於二零零一年七月一日	–	7,552	1,703,348	325,141	2,036,041
本年度提撥	–	584	–	7,052	7,636
出售時撇除	–	–	–	(34,145)	(34,145)
於二零零二年六月三十日	**–**	**8,136**	**1,703,348**	**298,048**	**2,009,532**
賬面淨值					
於二零零二年六月三十日	**474,872**	**22,958**	**600,059**	**21,518**	**1,119,407**
於二零零一年六月三十日	474,872	23,542	600,059	20,512	1,118,985

附註：

(a) 本集團之土地及樓宇位於香港，並以中期契約持有。

(b) 在印尼共和國中爪哇之Tanjung Jati B發電廠項目暫時終止，該發電廠之成本值包括支付以中期契約在印尼持有之土地約港幣146,000,000元（二零零一年：港幣146,000,000元），惟發電廠部分地契並未轉予本集團。發電廠之減值虧損約1,703,000,000元於往年度已確認入賬。

16. 附屬公司權益

	公司	
	2001 港幣千元	2002 港幣千元
非上市股份		
按成本值扣除減值準備	162,103	147,162
按一九七二年董事之估值減已撇銷數額	12,245	12,245
	174,348	159,407
應收附屬公司之款項扣除減值準備	13,231,676	13,260,814
	13,406,024	13,420,221

主要附屬公司之資料詳列於附註38。

17. 共同控制個體權益

	集團	
	2001 港幣千元	2002 港幣千元
在中國之公路及物業項目		
非上市投資,按成本值	5,888,359	5,814,422
應佔收購後之儲備	342,523	659,339
貸款予共同控制個體	8,086,666	1,898,214
減:累積攤銷	(123,612)	(164,116)
	14,193,936	8,207,859
在澳門之物業發展項目		
非上市投資,按成本值	4,850	4,850
應佔收購後之儲備	(41,911)	(43,585)
貸款予一共同控制個體	489,164	474,252
	452,103	435,517
	14,646,039	8,643,376
減:列於流動資產內一年內到期之貸款(附註24)	(77,176)	(53,474)
	14,568,863	8,589,902

	公司	
	2001 港幣千元	2002 港幣千元
貸款予一共同控制個體	107,037	–

17. 共同控制個體權益（續）

附註：

於結算日時，主要共同控制個體之資料詳列如下：

(a) 廣東省高速公路項目

一附屬公司，合和中國發展（高速公路）有限公司，與廣東省公路建設公司達成合營企業合同及補充協議，由一間成立於中國名為廣深珠高速公路有限公司（「廣深珠高速公路」）之合營企業公司負責分三期進行興建、經營及管理位於中國廣東省之一項高速公路項目（「高速公路」）。每期項目發展之合作期均為三十年，由每期所興建之公路正式通車日起計算。於合作期屆滿，廣深珠高速公路於每期之所有不可移動資產及設備，將在無補償下撥歸中方合夥人所有。

高速公路第一期（「廣深高速公路」）

本集團享有廣深高速公路之公路經營溢利分佔比率，由營運期首十年為50%，其後十年為48%，最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。

廣深珠高速公路亦獲授發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租，並獲豁免若干土地之地價。該等安排之詳細條款正待作出最終決議。

本集團向廣深珠高速公路投入之注冊資本及墊支款額合共約港幣1,085,000,000元（二零零一年：港幣6,953,000,000元），其利息以商業借貸利率計算。此廣深高速公路已於一九九七年七月正式通車。

廣深珠高速公路之財務資料如下：

營運業績	截至六月三十日止年度	
	2001 人民幣千元	2002 人民幣千元
營業額	1,766,880	1,892,137
折舊	138,465	148,044
日常業務除稅前溢利	488,121	1,018,010
本集團所佔日常業務除稅前溢利	244,060	509,005

17. 共同控制個體權益（續）

(a) 廣東省高速公路項目（續）

高速公路第一期（「廣深高速公路」）（續）

資產及負債 **於六月三十日結算**

	2001 人民幣千元	2002 人民幣千元
非流動資產		
收費公路及其他資產	11,691,227	11,452,574
非流動負債		
合營企業合夥人貸款	(6,757,736)	(468,162)
銀行貸款	(3,223,153)	(8,508,180)
其他遠期負債	(736,220)	(458,576)
由一合營企業合夥人投入之注冊資本	(744,963)	(742,646)
流動資產	552,974	412,711
流動負債	(347,385)	(465,605)

高速公路第二期與第三期（「廣珠高速公路」）

該高速公路第二期及第三期之發展權及權益在不須支付任何金額下轉予另一附屬公司，合和廣珠高速公路發展有限公司（「合和廣珠高速公路」）。

根據合和廣珠高速公路與廣東省公路建設公司簽訂之合營企業合同，廣珠高速公路將會分三期，由一間將成立之共同控制個體負責發展。廣珠高速公路第一期合作期由共同控制個體獲發出營業牌照日起為期三十年；廣珠高速公路第二期及第三期合作期分別由有關興建動工日起為期三十年。在第一期合作期內，合和廣珠高速公路有權分佔共同控制個體償還貸款後之50%經營盈餘。於合作期屆滿，共同控制個體之所有不可移動資產及設施，將在無補償下撥歸中方合夥人所有。廣珠高速公路第二期及第三期發展之詳細條款仍有待雙方協議。合營企業合同尚待有關的中國決策機構審批。

(b) 順德市公路系統項目

一附屬公司，合和順德道路有限公司（「合順」）與一中方合夥人已簽訂合營企業合同，由一間成立於中國名為順德市順合公路建設有限公司（「順德順合」）之合營企業公司負責興建及經營位於中國順德之一項公路系統。合作期由一九九三年八月二十三日起計為期三十三年，包括三年建設期及三十年營運期。本集團有權分佔順德順合經償還貸款及歸還注冊資本後之25%經營盈餘。該公路已於一九九六年八月正式通車。

17. 共同控制個體權益（續）

(c) 廣州環城公路項目

一附屬公司，合和環穗公路（香港）有限公司，與一中方合夥人簽訂一合營企業合同，由一間成立於中國名為廣州東南西環高速公路有限公司（「廣州環城公路」）之合營企業公司負責興建、經營及管理廣州東南西環高速公路。合和環穗公路（香港）有限公司的權利和義務已轉讓予本集團另一附屬公司合和環穗公路有限公司（「合和環穗」）。合和環穗與長江基建集團有限公司之一附屬公司長建環穗公路有限公司（「長建環穗」）及中方夥伴已簽訂協議，根據該等協議，合和環穗、長建環穗及中方夥伴已同意投入資金作為興建廣州東南西環高速公路。該公路合作期由二零零二年一月起為期約三十年。

本集團享有廣州環城公路之營運盈餘，首十年為45%，其後十年減至37.5%，餘下十年之合營期則減至32.5%。該公路已於二零零二年一月正式通車。

本集團墊支予廣州環城公路約為港幣957,000,000元（二零零一年：港幣1,243,000,000元）。該款項為無抵押、免息及由該合營企業日常業務產生之淨現金盈餘支付還款。

(d) 順德105國道項目

一附屬公司，合和順德105公路有限公司，與中方夥伴簽訂合營企業合同，由一間成立於中國名為順德市順大公路有限公司（「順德順大」）之合營企業公司負責順德105公路之擴建及改造工程。合作期由一九九七年十二月三十一日起為期二十九年，包括三年建設期及二十六年營運期。本集團有權分佔順德順大經償還貸款及歸還注冊資本後之30%經營盈餘。該公路已於二零零一年一月正式通車。

(e) 澳門物業發展項目

非上市投資乃指本集團持有氹仔新城市發展有限公司（「氹仔新城」）之50%權益，其為一在澳門成立及運作之有限公司，主要業務為物業發展。本集團已墊支予氹仔新城合共約港幣474,000,000元（二零零一年：港幣489,000,000元），該墊款為無抵押及固定還款期，以商業貸款利率計算利息至二零零一年十二月三十一日，該日後此款額並不計算利息。

18. 聯營公司權益

	集團	
	2001 港幣千元	2002 港幣千元
應佔資產淨值	116,254	92,053
應收聯營公司之款項	2,323	6,292
	118,577	98,345

	公司	
	2001 港幣千元	2002 港幣千元
非上市股份及投資，按成本值	12,959	7,939
減：被確認之減值虧損	(2,750)	(2,250)
應收聯營公司之款項	1,951	5,886
	12,160	11,575

主要聯營公司之資料詳列於附註39。

19. 其他投資

	集團		公司	
	2001 港幣千元	2002 港幣千元	2001 港幣千元	2002 港幣千元
BERTS特許權（附註）				
發展費用，按成本值	5,313,000	5,313,000	–	–
減：已確認之減值虧損	(5,313,000)	(5,313,000)	–	–
	–	–	–	–
投資證券				
非上市股本投資，按成本值	131,110	131,008	3,000	3,000
減：已確認之減值虧損	(90,951)	(90,951)	–	–
	40,159	40,057	3,000	3,000
	40,159	40,057	3,000	3,000

附註：

一附屬公司合和泰國有限公司（「HTL」）與泰國運輸及通訊部（「MOTC」）及泰國國家鐵路局（「SRT」）訂立一份特許權協議，於曼谷市興建及經營高架公路及鐵路系統即曼谷高架公路及鐵路系統（「BERTS」），及於特許地段發展商業及住宅物業。本集團已收到由MOTC發出之特許權協議終止通告而HTL已提出反對。有關之資料詳列於附註37(b)。

20. 長期應收款項

	集團	
	2001 港幣千元	2002 港幣千元
應收貸款	356,055	448,154
應收利息	–	24,674
出售一共同控制個體所得款項	–	257,593
	356,055	730,421
減：於一年內到期並列於流動資產之部分		
應收貸款（附註24）	(17,912)	(122,257)
出售一共同控制個體所得款項（附註23）	–	(20,159)
	338,143	588,005

21. 有限制／已抵押之銀行存款

	集團	
	2001 港幣千元	2002 港幣千元
已抵押之銀行存款	87,376	95,504
有限制之銀行存款（附註）	–	5,086,602
	87,376	5,182,106
減：列於流動資產之有限制銀行存款即期部份	–	(3,349,259)
	87,376	1,832,847

附註：

有限制之銀行存款乃集團依據票據之行使契約廢止條款存放於票據信託人，而其利益歸票據持有人之存款（附註29）。

22. 存貨

	集團	
	2001 港幣千元	2002 港幣千元
酒店及餐館存貨	9,958	9,696
建築材料	359	–
	10,317	9,696

為數約港幣70,522,000元（二零零一年：港幣75,011,000元）之存貨成本於年內確認為支出。

23. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為十五至六十天。

於結算日之貿易及其他應收賬款分析如下：

	集團	
	2001 港幣千元	2002 港幣千元
應收賬款賬齡		
0-30天	81,910	67,223
31-60天	6,936	29,672
60天以上	7,685	7,670
出售一共同控制個體所得款項（附註20）	–	20,159
應收保固金	34,023	33,928
	130,554	158,652

24. 應收貸款之即期部分

	集團	
	2001 港幣千元	2002 港幣千元
貸款予一共同控制個體（附註17）	77,176	53,474
其他應收貸款（附註20）	17,912	122,257
	95,088	175,731

25. 就合約工程應收（付）客戶之款項

	集團	
	2001 港幣千元	2002 港幣千元
已產生之合約成本	593,848	928,379
已確認溢利減虧損	22,172	5,893
	616,020	934,272
減：已收及應收之進度款	(646,333)	(938,024)
	(30,313)	(3,752)
代表為：		
應收客戶之款項包括於流動資產內	4,520	11,927
應付客戶之款項包括於流動負債內	(34,833)	(15,679)
	(30,313)	(3,752)

於二零零二年六月三十日，客戶所持之應收保固金及合約工程收取客戶預付款分別約為港幣34,000,000元（二零零一年：港幣34,000,000元）及港幣9,000,000元（二零零一年：港幣9,000,000元）。

26. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下:

	集團	
	2001 港幣千元	2002 港幣千元
應付賬款到期日		
0-30天	184,586	198,443
31-60天	171,378	174,682
60天以上	155,534	125,850
應付保固金	32,660	32,761
應付發展費用(附註)	685,033	693,218
	1,229,191	1,224,954

附註:

應付發展費用乃為集團之若干附屬公司就發展集團之海外基建項目所產生之建築及廠房設備成本,該等項目發展現已終止。附屬公司已擱置支付該等已逾期之發展費用,尚待就現時磋商討回有關項目投資成本之結果。

27. 股本

	集團及公司	
	股份數目 2002及2001 千股	面值 2002及2001 港幣千元
普通股每股面值港幣2.5元		
法定	1,200,000	3,000,000
已發行及繳足	875,982	2,189,955

本公司截至二零零二年六月三十日止兩年之股本並無變動。

年內本公司按象徵性代價授出認股權與若干本集團董事及僱員以每股行使價港幣6.15元認購本公司合共8,300,000股之股份。此認股權可按下列方式行使:

可行使認股權(包括已行使部分)之最大比例	行使期限
三分之一	由認股權授出日後之六個月至認股權授出日後之十八個月內
三分之二	由認股權授出日後十八個月至認股權授出日後之三十個月內
三分之三	由認股權授出日後三十個月至認股權授出日後之四十二個月內

上述之認股權授出日乃指該購股權獲受讓人接納之日。

除上文所披露者外,年內並無任何認股權授出、行使、註銷或失效。

28. 儲備金

	股本溢價 港幣千元	投資物業重估儲備金 港幣千元	資本儲備金 港幣千元	匯兌平衡儲備金 港幣千元	股息儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元
集團							
於二零零零年七月一日							
－以往呈報	8,508,890	2,612,053	12,711	4,399	–	314,627	11,452,680
－前期調整（附註2）	–	–	70,285	–	52,559	(43,696)	79,148
－重列	8,508,890	2,612,053	82,996	4,399	52,559	270,931	11,531,828
已付截至二零零零年六月三十日止年度末期股息	–	–	–	–	(52,559)	–	(52,559)
重估增加	–	40,815	–	–	–	–	40,815
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兌換差額	–	–	–	(8,843)	–	–	(8,843)
應佔共同控制個體及聯營公司之儲備	–	–	–	(31)	–	–	(31)
出售附屬公司及共同控制個體時儲備之實現	–	–	14	2,660	–	–	2,674
年度淨溢利	–	–	–	–	–	305,510	305,510
已付中期股息	–	–	–	–	–	(43,799)	(43,799)
擬派末期股息	–	–	–	–	61,319	(61,319)	–
於二零零一年六月三十日	8,508,890	2,652,868	83,010	(1,815)	61,319	471,323	11,775,595
已付截至二零零一年六月三十日止年度末期股息	–	–	–	–	(61,319)	–	(61,319)
重估減少	–	(398,553)	–	–	–	–	(398,553)
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兌換差額	–	–	–	2,148	–	–	2,148
應佔共同控制個體及聯營公司之儲備	–	–	–	(837)	–	–	(837)
年度淨溢利	–	–	–	–	–	339,790	339,790
已付中期股息	–	–	–	–	–	(52,559)	(52,559)
擬派末期股息	–	–	–	–	61,319	(61,319)	–
擬派特別股息	–	–	–	–	262,794	(262,794)	–
於二零零二年六月三十日	**8,508,890**	**2,254,315**	**83,010**	**(504)**	**324,113**	**434,441**	**11,604,265**
公司							
於二零零零七月一日							
－以往呈報	8,508,890	–	9,872	–	–	525,106	9,043,868
－前期調整（附註2）	–	–	–	–	52,559	–	52,559
－重列	8,508,890	–	9,872	–	52,559	525,106	9,096,427
已付截至二零零零年六月三十日止年度末期股息	–	–	–	–	(52,559)	–	(52,559)
年度淨溢利	–	–	–	–	–	39,901	39,901
已付中期股息	–	–	–	–	–	(43,799)	(43,799)
擬派末期股息	–	–	–	–	61,319	(61,319)	–
於二零零一年六月三十日	8,508,890	–	9,872	–	61,319	459,889	9,039,970
已付截至二零零一年六月三十日止年度末期股息	–	–	–	–	(61,319)	–	(61,319)
年度淨溢利	–	–	–	–	–	246,559	246,559
已付中期股息	–	–	–	–	–	(52,559)	(52,559)
擬派末期股息	–	–	–	–	61,319	(61,319)	–
擬派特別股息	–	–	–	–	262,794	(262,794)	–
於二零零二年六月三十日	**8,508,890**	**–**	**9,872**	**–**	**324,113**	**329,776**	**9,172,651**

以上包括本集團應佔共同控制個體收購後之儲備如下：

於二零零二年六月三十日	**–**	**–**	**–**	**(259)**	**–**	**722,930**	**722,671**
於二零零一年六月三十日	–	–	–	1,246	–	299,368	300,614

以上包括本集團應佔聯營公司收購後之儲備如下：

於二零零二年六月三十日	**–**	**25,273**	**–**	**24,853**	**–**	**33,364**	**83,490**
於二零零一年六月三十日	–	25,273	–	24,185	–	53,706	103,164

於二零零二年六月三十日本公司可供分派儲備金為保留溢利及股息儲備金總數分別為港幣329,776,000元（二零零一年：港幣459,889,000元）及港幣324,113,000元（二零零一年：港幣61,319,000元）。

29. 遠期貸款

	集團	
	2001 港幣千元	2002 港幣千元
無抵押之應付票據（附註）		
本金	4,493,541	4,415,541
提早贖回票據之溢價預提	–	112,528
減：未攤銷發行票據支出	(84,694)	(26,345)
	4,408,847	4,501,724
有抵押之銀行貸款之償還期		
一年內	194,825	289,776
一年後，兩年內	448,625	400,499
兩年後，五年內	1,734,218	1,751,569
五年後	993,600	501,000
	3,371,268	2,942,844
其他無抵押之貸款之償還期		
兩年後，五年內	46,234	46,880
	7,826,349	7,491,448
減：於一年內到期列於流動負債		
無抵押之應付票據	–	(2,902,341)
提早贖回票據之溢價	–	(112,528)
未攤銷發行票據支出	–	13,252
	–	(3,001,617)
有抵押之銀行貸款	(194,825)	(289,776)
	(194,825)	(3,291,393)
	7,631,524	4,200,055

附註：

結餘代表：

	集團	
	2001 港幣千元	2002 港幣千元
應付票據之本金償還期		
一年內	–	2,902,341
兩年後，五年內	1,513,200	1,513,200
五年後	2,980,341	–
	4,493,541	4,415,541

由一附屬公司，廣深高速公路（控股）有限公司分別以本金之99.622%及99.349%發行價發行本金為美金200,000,000元（「2004票據」）及本金為美金400,000,000元（「2007票據」）之無抵押票據。2004票據及2007票據之年息分別按9.875%及10.25%計算，於每年二月十五日及八月十五日每半年支付一次利息。

除非票據根據條款提前贖回，否則2004票據及2007票據將分別於二零零四年八月十五日及二零零七年八月十五日以百分之百本金贖回。2004票據將於到期日贖回。發行人有權選擇於二零零二年八月十五日或以後按下列贖回價格及應計利息贖回部分或全部之2007票據：

年份	贖回價格
2002	105.1250%
2003	102.5625%
2004及以後	100.0000%

29. 遠期貸款（續）

於二零零二年六月三十日結欠之票據本金總值約美金566,100,000元（二零零一年：美金593,600,000元）。以上之集團負債已扣除集團於年內回購之票據其本金總約美金10,000,000元（二零零一年：美金17,500,000元）。

年內一共同控制個體，廣深珠高速公路有限公司向集團償還一筆由集團所提供之貸款總數為美金684,000,000元。集團亦依據行使契約廢止條款，將足夠支付未償還債務之本金及應付利息存於2004票據及2007票據信託人。集團亦議決將根據票據條款行使選擇權，於二零零二年八月提早贖回未償還的2007票據，其尚欠之本金約為美金372,000,000元。

30. 保證負債

	集團		公司	
	2001 港幣千元	2002 港幣千元	2001 港幣千元	2002 港幣千元
應付保證金（附註a）				
一年內	78,000	–	78,000	–
一年後，兩年內	78,000	–	78,000	–
兩年後，五年內	78,000	–	78,000	–
	234,000	–	234,000	–
保證撥備，於年初及年末（附註b）	164,059	164,059	–	–
	398,059	164,059	234,000	–
減：歸入流動負債須於一年內償還之部分	(78,000)	–	(78,000)	–
	320,059	164,059	156,000	–

附註：

(a) 應付保證金按年息10%計算利息，並於年內完全償還。

(b) 保證撥備為管理層就解除本集團在過往年度因出售附屬公司而作出保證之有關承擔及負債所引致成本及費用之最佳估算。董事認為保證撥備由結算日起一年內無須支付，故有關撥備被歸類為非流動負債。

產生以上負債之情況詳列於附註37(a)。

31. 應付附屬公司之款項

應付附屬公司之款項均無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動負債。

32. 應付聯營公司之款項

應付聯營公司之款項均為無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動負債。

33. 日常業務除稅前溢利與經營業務產生之現金流入淨額之調節

	2001 港幣千元	2002 港幣千元
日常業務除稅前溢利	335,526	362,944
應佔共同控制個體及聯營公司業績	(224,820)	(557,738)
利息收入來自		
一共同控制個體	(519,616)	(202,157)
一銀行存款	–	(54,018)
非上市投資之股息	–	(467)
利息開支減資本化款項及由共同控制個體所承擔之款項	726,037	599,110
提早贖回票據溢價	–	112,528
票據發行費用攤銷	17,260	56,720
物業、機械及設備折舊	15,908	7,636
出售一共同控制個體權益之溢利	(381,832)	(191,385)
一發展中酒店物業之減值虧損	290,000	–
攤銷共同控制個體之投資成本	36,543	40,504
出售物業、機械及設備虧損（溢利）	2,141	(495)
回購票據之溢利	(22,791)	(620)
存貨之減少	1,838	621
持作出售之物業之減少	1,488	–
貿易及其他應收賬款、按金及預付款項之減少	138,417	15,261
貿易及其他應付款項、租務及其他按金之（減少）增加	(323,314)	18,260
就合約工程應收客戶之款項之增加	(4,520)	(7,407)
就合約工程應付客戶之款項之減少	(57,033)	(19,154)
經營業務產生之現金流入淨額	31,232	180,143

34. 年內融資變動分析

	保證負債 港幣千元	遠期貸款及不於三個月內到期之短期貸款* 港幣千元
二零零零年七月一日結餘	475,899	10,540,831
兌換調整	160	(4,068)
融資活動產生之現金流出淨額	(78,000)	(2,376,883)
回購票據之溢利	–	(22,791)
於收益表中扣除之票據發行費用	–	17,260
二零零一年六月三十日結餘	398,059	8,154,349
兌換調整	–	10,392
融資活動產生之現金流出淨額	(234,000)	(736,921)
回購票據之溢利	–	(620)
於收益表中扣除之票據發行費用	–	56,720
二零零二年六月三十日結餘	**164,059**	**7,483,920**

	2001 港幣千元	2002 港幣千元
* 包括於:		
遠期貸款	7,826,349	7,378,920
短期銀行貸款	328,000	105,000
	8,154,349	7,483,920

35. 資產抵押及一附屬公司之股份認購權

(a) 本集團以參予基建項目之若干共同控制個體之投資作為抵押，向銀團取得約港幣607,000,000元（二零零一年：港幣1,190,000,000元）之貸款額，以作為本集團及其共同控制個體發展上述項目。

(b) 本集團以賬面總值約港幣6,772,000,000元（二零零一年：港幣7,186,000,000元）之若干物業、銀行存款及其他資產作為抵押，以取得本集團之其他信貸總額面值約達港幣3,072,000,000元（二零零一年：港幣2,934,000,000元）。於結算日，該等信貸額已被提用約達港幣2,451,000,000元（二零零一年：港幣2,765,000,000元）。

(c) 若干附屬公司結欠其控股公司為數共約港幣7,226,000,000元（二零零一年：港幣6,905,000,000元）之款項，其還款次序次於本集團之銀行貸款。

(d) 就一項提供本集團之信貸安排，本集團已以象徵式代價，授予借款人一認購權，可購入一附屬公司達5%之權益，該附屬公司乃一投資控股公司，旗下之公司主要於中國經營業務。該股份認購權只可於該附屬公司成功上市時以公開認購之價格行使。

36. 項目承擔

於結算日，本集團內公司之項目承擔茲列如下：

(a) 中國廣珠高速公路項目

如附註17(a)所述，一附屬公司透過一間將於中國成立之共同控制個體承諾發展廣珠高速公路項目。預計第一期的總發展費用約為人民幣1,680,000,000元，其中人民幣294,000,000元由本集團提供。直至結算日，本集團已投入發展費用約為人民幣134,000,000元（二零零一年：人民幣134,000,000元）。

(b) 中國順德105國道項目

根據附註17(d)所述，一附屬公司正透過一間於中國成立之共同控制個體發展順德105國道。該附屬公司於年內簽訂初部協議，根據協議發展國道第三期約為人民幣280,000,000元，其中人民幣28,000,000元由本集團提供。此初部協議尚待有關的中國決策機構審批。

(c) 印尼共和國之電廠項目

一附屬公司承諾發展於印尼之Tanjung Jati B發電廠。該項目之總發展成本估計約達港幣13,687,000,000元。直至結算日，已投入之發展費用及項目成本約達港幣3,163,000,000元（二零零一年：港幣3,163,000,000元）。本集團已向印尼電力公司P.T. PLN (Persero)發出屬於售電協議條款內所定義之不可抗力事件發生之通告。此項目之發展已暫時終止。

36. 項目承擔（續）

(d) 其他投資

(i) 一附屬公司同意向一共同控制個體提供資金達港幣800,000,000元作其物業發展項目用途。於結算日，該附屬公司已向該共同控制個體提供墊款約港幣474,000,000元（二零零一年：港幣489,000,000元）。另外，本集團應佔該共同控制個體之已訂約但未計提之物業發展費用，其數額約為港幣33,933,000元（二零零一年：港幣374,000元）。

(ii) 若干附屬公司已同意承諾發展位於中國東莞市麻涌之商住物業項目，惟仍須有關當局批准，以及／或仍有待正式項目協議之簽署及其條款之決定。

(e) 物業發展支出

	集團		公司	
	2001 港幣千元	2002 港幣千元	2001 港幣千元	2002 港幣千元
批准但未訂約	66,519	88,054	–	–
已訂約但未計提	21,513	4,607	–	–
	88,032	92,661	–	–

37. 或然事項

於結算日，有關之或然事項茲列如下：

(a) 出售亞洲電力

關於往年度本集團出售亞洲電力發展有限公司（「亞洲電力」）之權益，本集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向本集團提出根據出售協議引致之索償。本集團亦同意解除及放棄向買家及其關連公司提出任何索償。本集團同意作出若干履約承擔及支付買家及其有關連公司於往年度已準備之保證金。

(b) 泰國運輸系統

泰國運輸及通訊部（「MOTC」）向HTL發出終止通告，終止與其訂立的特許權協議，並保留因終止協議所產生損失之索償權利。MOTC更發信欲沒收所有由HTL付予的特許權費及由一銀行替HTL發出為數約港幣94,000,000元之履行保證書。但政府因其終止特許權之行動受到爭議，未能成功沒收保證書金額。於一九九八年九月，MOTC對終止特許權協議加以證實，並申明會稍後通知HTL疑索償之金額。另一方面，HTL申辯特許權已在特許權協議條款以外下被MOTC充公或剝奪，並且向MOTC索償約1,000億泰銖及要求釋放前述之履行保證書。董事局認為並不可行評估上述行動所帶來之後果。

37. 或然事項（續）

(c) 呂宋之基建項目

一前董事與其有關之公司採取法律行動，就於菲律賓呂宋建議中之基建項目所產生約港幣13,900,000元之費用追討賠償，及聲稱本公司已受合約限制需分配負責發展該項目之聯營公司之若干股份。本公司已就指控提出反駁，並有意作出強烈辯護。本公司董事尋求法律意見後，認為該指控並無依據，亦不會為集團帶來任何重大損失。

(d) 其他項目

一供應商向本公司之一附屬公司採取法律行動，指就於往年度興建一公路項目違反合約追討賠償約港幣33,000,000元。附屬公司有意作出強烈辯護。董事尋求法律意見後，認為該指控並無依據，亦不會為集團帶來任何重大損失。

(e) 其他反賠償承諾及擔保

	集團		公司	
	2001 港幣千元	2002 港幣千元	2001 港幣千元	2002 港幣千元
為取得授信融資而作出擔保：				
附屬公司	–	–	3,994,554	3,147,778
一共同控制個體	–	706,500	–	–
為若干建築工程項目發出履約保證書而作出之反賠償承諾	28,885	–	28,885	–

38. 主要附屬公司

董事局認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響本集團之業績、資產或負債之附屬公司之資料。除特別註明外，所有下列附屬公司均為私人公司，並主要於註冊地方經營，並且所有發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立:				
Goldhill Investments Limited	2股每股面值港幣100元及60,600股每股面值港幣100元之無投票權遞延股	–	100	物業投資
合和中國發展（高速公路）有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	97.5	高速公路項目投資
合和建築有限公司	200,000股每股面值港幣100元	–	100	建築、項目管理及投資控股
HH Finance Limited	100,000股每股面值港幣10元	100	–	融資貸款
合和食品有限公司	1,000,000股每股面值港幣1元	–	100	經營餐廳飲食
合和廣珠高速公路發展有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	100	高速公路項目投資
合和屋宇有限公司	30,000股每股面值港幣100元	100	–	物業代理及投資控股
合和皇崗發展有限公司(ii)	2股每股面值港幣1元	–	100	物業投資
合和物業管理有限公司	2股每股面值港幣100元	100	–	樓宇管理
合和順德道路有限公司(ii)	2股每股面值港幣1元	–	100	公路系統項目投資
合和滑模工程有限公司	2,000,000股每股面值港幣1元	–	100	專科工程承建商
Hopewell 108 Limited	1,000股每股面值港幣100元	–	100	物業投資
Hopewell 109 Limited	100股每股面值港幣100元	100	–	投資控股
Hopewell 110 Limited	10,000股每股面值港幣100元	–	100	物業投資及發展
國際展貿中心有限公司	2股每股面值港幣1元及10,000股每股面值港幣1元之無投票權遞延股	–	100	物業投資及管理－展貿中心
九龍悅來酒店有限公司	2股每股面值港幣100元及20,000股每股面值港幣100元之無投票權遞延股	–	100	酒店持有及經營

38. 主要附屬公司（續）

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立：（續）				
樂富有限公司	52,000股 每股面值港幣100元	100	–	投資控股
美家酒店管理有限公司	3,000,000股 每股面值港幣1元	100	–	酒店管理及投資控股
Parkgate Enterprises Limited	10,000股 每股面值港幣10元	–	100	物業投資
滑模工程有限公司	1,000,001股 每股面值港幣1元	–	100	建築、項目顧問及投資控股
韋安投資有限公司	2股每股面值港幣1元及 2股每股面值港幣1元之無投票權遞延股	–	100	物業投資及投資控股
Yuba Company Limited	10,000股 每股面值港幣1元	–	100	物業投資
於澳門註冊成立：				
Slipform Engineering (Macau) Limited	500,000股 每股面值葡幣1元	–	100	建築
於英屬處女群島註冊成立：				
Frederique Securities Limited (i)	1股每股面值1美元	100	–	財務投資
Goldvista Properties Limited (i)	1股每股面值1美元	–	100	物業投資
廣深高速公路（控股）有限公司 (i)	20,000股 每股面值1美元	–	97.5	投資控股
合和環穗公路有限公司(ii)	1股每股面值1美元	–	100	公路系統項目投資
Hopewell Shunde Highway 105 Limited (ii)	2股每股面值1美元	–	100	公路系統項目投資
Kammer Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Kanematsu Power (South China) Co. Limited (ii)	10,000股 每股面值1美元	–	83.34	發展發電廠
Primax Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Procelain Properties Ltd. (i)	1股每股面值1美元	–	100	物業投資
Singway (B.V.I.) Company Limited (i)	1股每股面值1美元	–	100	物業投資
Tubanan Power Limited (i)	100股每股面值1美元	–	100	投資控股
怡盛國際有限公司(ii)	1股每股面值1美元	–	100	財務投資

38. 主要附屬公司（續）

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於開曼群島註冊成立：				
Delta Roads Limited (i)	46,422股 每股面值港幣10元	–	100	投資控股
於泰國註冊成立：				
Hopewell (Thailand) Limited	1,500,000,000股 每股面值10泰銖	100	–	高架公路及鐵路系統項目投資
於馬爾他共和國註冊成立：				
Grand Hotel Excelsior Limited	50,000股每股面值LM1	–	100	發展及經營酒店
Slipform Engineering (Malta) Limited	10,000股每股面值LM1	–	100	項目管理及建築
於印度尼西亞註冊成立：				
PT Hi Power Tubanan 1	2,200,000股 每股面值100美元	–	80	發展發電廠項目

附註：

(i) 主要於香港經營業務

(ii) 主要於中國其他地區經營業務

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利，亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司周年申報表內詳列。

39. 主要聯營公司資料

下述主要聯營公司之資料。除特別註明外，所有下列聯營公司均於香港註冊及營運。

公司名稱	本公司直接持有已發行股本面值之比例 %	主要業務
添麗有限公司(i)	46	物業投資
新合成發展有限公司(i)及(ii)	20	酒店營運

附註：

(i) 採納十二月三十一日為財政年度結算日

(ii) 主要於中國經營業務

董事局認為若將所有聯營公司列出，篇幅冗長。上述聯營公司及其他並未列出之聯營公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司周年申報表內詳列。

40. 營業租約承擔

本集團作為承租人

於結算日，本集團作出之不可撤銷營業租約之日後最低租賃付款之承擔如下：

	集團	
	2002 港幣千元	2001 港幣千元
在一年內	952	875
在第二年至第五年（包括首尾兩年）內	2,216	1,365
	3,168	2,240

營業租賃款項指本集團為土地及樓宇支付之租金應付款。租約按平均二至五年之租賃年期商議，而租金於租約期內維持不變。

本集團作為出租人

所有已出租物業獲租客承諾於未來一至三年租用，租客並未有授予終止租約權。

於結算日，本集團與租客簽約而按下列日之最低租金付款：

	集團	
	2002 港幣千元	2001 港幣千元
在一年內	165,753	217,112
在第二年至第五年（包括首尾兩年）內	102,975	191,297

本公司於結算日並無任何重大營業租賃承擔。

41. 結算日後事項

於二零零二年八月十五日，本集團根據2007票據成立的文件，以票據贖回價105.125%贖回未償還的2007票據，全部本金合計為港幣2,902,000,000元。

42. 財務報告表之批准

載於第47至87頁之財務報告表已於二零零二年八月二十日獲本公司董事會批准及授權刊發。

A. 已落成投資物業及酒店物業(除非特別說明,物業乃長期租約):

物業/土地	座落地點	用途	地塊面積(平方米)	總樓面面積(平方米)	本集團權益(%)
國際展貿中心(中期租約)	九龍九龍灣展貿徑1號	會議、展覽、食肆、寫字樓及停車場	22,280	163,702*	100
合和中心	香港灣仔皇后大道東183號	商業、寫字樓及停車場	5,207	78,102*	100
悅來酒店(中期租約)	新界荃灣荃華街3號				
一商場及停車場		商場及停車場		22,689*	100
一酒店物業		酒店經營		49,073	100
			5,750	71,762	
荃威花園商場(中期租約)	新界荃灣安育路9號	商業	不適用	20,742	100
荃威花園停車場 125個車位(中期租約)	新界荃灣安育路9號	停車場	不適用	不適用	100
胡忠大廈停車場 80個車位(中期租約)	香港灣仔皇后大道東213號3字樓-5字樓	停車場	不適用	不適用	100
興偉中心22-24樓及 V1-V15車位(中期租約)	香港香港仔田灣海旁道7號	工業、商業及停車場	不適用	7,551*	100

B. 持作待發展或發展中之投資物業:

物業/土地	座落地點	用途	地塊面積(平方米)	總樓面面積(平方米)	本集團權益(%)
Mega Tower Hotel	香港灣仔堅尼地道、厚豐里、船街	商業及酒店(計劃發展中)	6,836#	171,343	100
皇后大道東196-206號	香港灣仔皇后大道東196-206號	待發展	464	不適用	100
城東大廈	香港灣仔皇后大道東214-224號	待發展	459	4,146*	100
三板街9-19號	香港灣仔三板街9-19號	待發展	623	不適用	100
濠景花園	澳門氹仔北面	住宅、商業、酒店/會議中心及停車場(第二期下層結構工程已完成)	175,729	973,203	50
Grand Hotel Excelsior	馬爾他共和國	酒店(重建中)	33,428	55,328	100

附註:

* 不包括車位之面積

\# 該物業發展所需土地面積11,040平方米,其中6,836平方米之土地為本集團持有,另其餘4,204平方米之土地將主要通過與政府土地交換方式收購,惟尚未達成有關之補地價金額。

Bridging Tomorrow

合力建設三十年 和衷共濟闖明天

30th Anniversary Cocktail Reception Photos

三十周年慶祝酒會相片

30th Anniversary Cocktail Reception
三十周年慶祝酒會
22-8-2002






HH
HOPEWELL HOLDINGS LIMITED
30
Tomorrow



























Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2865 6276
Web Page: www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話：(852) 2528 4975
傳真：(852) 2865 6276
網址：www.hopewellholdings.com